Registration No. 333-135541

As filed with the Securities and Exchange Commission on September 28, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Aeolus Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8731	56-1953785
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

26361 Crown Valley Parkway, Ste. 150
Mission Viejo, California 92691
(949) 481-9825
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John L. McManus
26361 Crown Valley Parkway, Ste. 150
Mission Viejo, California 92691
(949) 481-9825
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non- accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to our Registration Statement on Form S-1 (No. 333-135541), which was declared effective by the Securities and Exchange Commission on July 31, 2006, is being filed to, among other things, update our financial and other disclosures and to deregister an aggregate of 12,208,658 shares of our common stock included on our Registration Statement on Form S-1 (No. 333-135541).

No additional securities are being registered under this Post-Effective Amendment. All applicable registration fees were paid with the initial filing of the Registration Statement on June 30, 2006.

The information in this prospectus is not complete and may be changed. The Selling Stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2010

PROSPECTUS

24,767,039 Shares of Common Stock

We are registering our common stock, par value $0.01 per share, for resale by the selling stockholders identified in this prospectus.

The selling stockholders or their permitted transferees or other successors in interest may, but are not required to, sell their common stock in a number of different ways and at varying prices. See “Plan of Distribution” on page 86 for a description of how the selling stockholders may dispose of the shares covered by this prospectus. We do not know when or in what amount the selling stockholders may offer the shares for sale.

We will not receive any of the proceeds from sales of common stock made by the selling stockholders pursuant to this prospectus. We have agreed to pay certain expenses related to the registration of the shares of common stock.

Our common stock trades in the over-the-counter bulletin board under the symbol “AOLS.” On September 21, 2010, the last reported sale price of our common stock in the over-the-counter market was $0.45 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider prior to making an investment decision. You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 4 of this prospectus and the financial statements and notes to these statements contained in this prospectus before making an investment decision. Unless the context otherwise requires, references to “Aeolus,” “we,” “us,” or “Company” refer to Aeolus Pharmaceuticals, Inc. and its subsidiary, Aeolus Sciences, Inc.

Company Information

Aeolus Pharmaceuticals, Inc., a Southern California-based biopharmaceutical company, is developing a new class of catalytic antioxidant compounds as a medical countermeasure against biological, chemical and radiological weapons as well as for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. Our initial target indications are as a protective agent against the effects of acute radiation syndrome, sulfur mustard gas exposure and chlorine gas exposure. We have reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.

We were incorporated in the State of Delaware in 1994. Our common stock trades on the OTC Bulletin Board under the symbol “AOLS.” Our principal executive offices are located at 26361 Crown Valley Parkway, Suite 150 Mission Viejo, California 92691, and our phone number at that address is (949) 481-9825.

Recent Developments

On May 22, 2007, we completed a private placement of 2,666,667 shares of our common stock, par value $0.01 per share (“Common Stock”) and warrants to purchase up to an aggregate of 2,000,001 shares of Common Stock with an exercise price of $0.75 per share and a five year term for aggregate net proceeds of approximately $1,761,000.

On August 1, 2008, we completed a private placement pursuant to which we agreed to sell to the investors (the “Investors”) units comprised of our senior unsecured convertible notes (the “Notes”), in an aggregate principal amount of up to $5,000,000, which bear interest at a rate of 7% per year and matured on the 30-month anniversary of their date of issuance, and warrants to purchase up to an aggregate of 10,000,000 additional shares of Common Stock, each with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the warrants. Each unit (collectively, the “Units”) is comprised of $1,000 in Note principal and Warrants to purchase up to 2,000 shares of Common Stock, and has a purchase price of $1,000. On August 1, 2008, we sold and issued to the Investors 500 Units comprised of Notes in the aggregate principal amount of $500,000 and Warrants to purchase up to 1,000,000 shares of Common Stock for an aggregate purchase price of $500,000. On each of September 4, 2008, October 1, 2008, November 3, 2008 and December 1, 2008, we sold and issued to the Investors 125 Units comprised of Notes in the aggregate principal amount of $125,000 and Warrants to purchase up to 250,000 shares of Common Stock for an aggregate purchase price of $125,000.

On March 30, 2009, we completed a private placement of 5,357,143 shares of Common Stock and warrants to purchase up to an aggregate of 13,392,857 shares of Common Stock with an initial exercise price of $0.35 per share and a five year term for aggregate net proceeds of $1,409,000 (the “March 2009 Financing”).

On October 6, 2009, we completed a private placement of 5,892,857 shares of Common Stock and warrants to purchase up to an aggregate of 11,785,714 additional shares of Common Stock, with an initial exercise price of $0.28 per share and a seven year term for aggregate proceeds of $1,650,000 (the “October 2009 Financing”). We also granted to the Investors the option to acquire, collectively, up to an additional 5,892,857 additional Units (the “Additional Units”), comprised of an aggregate of 5,892,857 shares of Common Stock and warrants to purchase up to an aggregate of 11,785,714 additional shares of Common Stock at the per Additional Unit purchase price of $0.28 (the “Call Option”). In addition, the Investors granted us the option to require these Investors, severally and not jointly, to acquire up to 5,892,857 Additional Units, less any Additional Units acquired under the Call Option, at the per Additional Unit purchase price of $0.28 (the “Put Option”). On July 25, 2010, we gave written notice to the October Investors that we were exercising the Put Option in full, effective July 30, 2010.  In accordance with the terms of the Put Option, on July 30, 2010, we sold and issued to the October Investors in a private placement an aggregate of 5,892,857 shares of our Common Stock and warrants to purchase up to an aggregate of 11,785,714 shares of Common Stock with an initial exercise price of $0.28 per share, subject to adjustment as provided in the warrants.  Cash proceeds from the put exercise were approximately $1.63 million after legal costs associated with the exercise and subsequent issuance of stock and warrants.

In addition in connection with the October 2009 Financing, the Investors agreed to convert all $1,000,000 of the  Notes into Common Stock at a conversion rate of $0.35 per share and to exchange their remaining option to purchase an additional $4,000,000 in Senior Convertible Notes for warrants to purchase up to 14,285,714 shares of Common Stock in substantially the same of form and terms of the Warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share. As consideration for the investors to convert the Notes, we agreed to exchange warrants to purchase up to 2,000,000 shares of Common Stock issued to the Investors in connection with the sale of the Notes, warrants to purchase up to 2,150,000 shares of Common Stock issued to the Investors and one of their affiliates in connection with a financing completed in November 2005 and warrants to purchase up to 13,392,857 shares of Common Stock issued to the Investors in connection with the March 2009 Financing for warrants to purchase up to 17,542,857 shares of Common Stock in substantially the same form and terms of the warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants.

On August 11, 2010, we completed a private placement of 2,500,000 units (the “August 2010 Units”), comprised of an aggregate of 2,500,000 shares of Common Stock and warrants to purchase up to an aggregate of 1,875,000 additional shares of Common Stock (the “August 2010 Warrants”), with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the August 2010 Warrants, with each August 2010 Unit representing one share of Common Stock and an August 2010 Warrant to purchase 0.75 of one share of Common Stock, at a purchase price of $0.40 per August 2010 Unit for aggregate gross proceeds of $1,000,000.  The August 2010 Warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the August 2010 Warrants without a cash payment to us under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Stock without exercising the August 2010 Warrant; contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by us or upon a change of control; and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

The Offering

Common stock offered by selling stockholders:	24,767,039 shares

Use of proceeds:
The selling stockholders will receive all net proceeds from the offering of our common stock covered by this prospectus. We will not receive any proceeds from this offering.

Any proceeds we receive from the exercise of warrants to purchase the shares included in the shares that are being offered by the selling stockholders hereunder will be used to continue the development of our product candidates and to expand the development of our drug pipeline and for general working capital. See “Use of Proceeds” on page 22.

Risk Factors	See “Risk Factors” beginning on page 4 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

OTC Bulletin Board Symbol:	AOLS

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance. You can identify forward-looking statements by terminology such as “may,” “might,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. Our actual results might differ materially from any forward-looking statement due to various risks, uncertainties and contingencies, including but not limited to the following:

•	our need for, and our ability to obtain, additional funds;
•	our ability to obtain grants or contracts to develop our drug candidates;
•	uncertainties relating to non-clinical studies, clinical trials and regulatory reviews and approvals;
•	uncertainties relating to our pre-clinical trials and regulatory reviews and approvals;
•	our dependence on our lead therapeutic compound;
•	the early stage of the drug candidates we are developing;
•	the acceptance of any future products by physicians and patients;
•	competition with and dependence on collaborative partners;
•	loss of key consultants, management or scientific personnel;
•	our ability to obtain adequate intellectual property protection and to enforce these rights; and
•	our ability to avoid infringement of the intellectual property rights of others.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are not guarantees of future performance or results, and are subject to known and unknown risks and uncertainties. Our actual results may vary materially and adversely from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described in “Risk Factors” in this prospectus. Other factors not identified could also have such an effect.

We cannot give you any assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, you should not regard the inclusion of this information as a representation by us or any other person that the results or conditions described in those statements or our objectives and plans will be achieved.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider following information about risks described below and other information in this prospectus, including our consolidated financial statements and the notes thereto, before you decide to buy or maintain an investment in our common stock. We believe the risks described below are the risks that are material to us as of the date of this prospectus.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, results of operations and your investment. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our capital stock.

Risks Related to Our Business

We have operated at a loss and will likely continue to operate at a loss for the foreseeable future.

We have incurred significant losses over the past five years, including net losses of $2.3 million, $3.0 million and $3.0 million for the years ended September 30, 2009, 2008 and 2007, respectively, and we had an accumulated deficit of approximately $161.2 million as of September 30, 2009. Our operating losses have been due primarily to our expenditures for research and development on our drug candidates and for general and administrative expenses and our lack of significant revenues. We are likely to continue to incur operating losses until such time, if ever, that we generate significant recurring revenues. We anticipate it will take a minimum of four years (and possibly longer) for us to generate recurring revenues, since we expect that it will take at least that long before the development of any of our licensed or other current potential products is completed, marketing approvals are obtained from the FDA and commercial sales of any of these products can begin.

We need substantial additional funding to continue our operations and may be unable to raise capital when needed, or at all, which would force us to delay, curtail or eliminate our clinical programs and our product development programs.

We need to raise substantial additional capital to fund our operations and clinical trials and continue our research and development. In addition, we may need to raise substantial additional capital to enforce our proprietary rights, defend, in litigation or otherwise, any claims that we infringe third party patents or other intellectual property rights; and commercialize any of our products that may be approved by the FDA or any international regulatory authority.

As of September 21, 2010, we had cash of approximately $2,456,000.  In addition, we have an option to put common stock and warrants to an investor for an additional $1 million in gross proceeds during the period of October 1, 2010 to December 31, 2010, inclusive.  We expect to use these funds, including any additional funds received pursuant to the issuance of additional Common Stock and the exercise of outstanding warrants to purchase our capital stock, to continue the development of our drug candidates, to expand the development of our drug pipeline and for working capital.

We believe we have adequate financial resources to fund our current operations into the first quarter of fiscal year 2012. However, in order to fund on-going cash requirements beyond that point, or to further accelerate or expand our programs, we will need to raise additional funds. We are considering strategic and financial options available to us, including public or private equity offerings, debt financings and collaboration arrangements. If we raise additional funds by issuing securities, our stockholders will experience dilution of their ownership interest. Debt financings, if available, may involve restrictive covenants and require significant interest payments. If we do not receive additional financing to fund our operations beyond the first quarter of fiscal 2012, we would have to discontinue some or all of our activities, merge with or sell some or all of our assets to another company, or cease operations entirely, and our stockholders might lose all or part of their investments.

In addition, if our catalytic antioxidant program shows scientific progress, we will need significant additional funds to move therapies through the preclinical stages of development and clinical trials. If we are unable to raise the amount of capital necessary to complete development and reach commercialization of any of our catalytic antioxidant products, we will need to delay or cease development of one or more of these products or partner with another company for the development and commercialization of these products.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

In its audit opinion issued in connection with our consolidated balance sheets as of September 30, 2009 and 2008 and our consolidated statements of operations, stockholder’s equity and cash flows for the years ended September 30, 2009, 2008 and 2007, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern given our recurring net losses, negative cash flows from operations and working capital deficiency. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

We have a history of operating losses, expect to continue to incur substantial losses and may never become profitable.

We have no products approved for commercialization in the United States or abroad. Our drug candidates are still being developed, and all but our AEOL 10150 candidate are still in early stages of development. Our drug candidates will require significant additional development, clinical trials, regulatory clearances or approvals by the FDA and additional investment before they can be commercialized in the United States.

Our likelihood for achieving profitability will depend on numerous factors, including success in:

•	developing our existing drug candidates and developing and testing new drug candidates;
•	carrying out our intellectual property strategy;
•	establishing our competitive position;
•	achieving third-party collaborations;
•	receiving regulatory approvals;
•	manufacturing and marketing products; and
•	receiving government funding and identifying new government funding opportunities.

Many of these factors will depend on circumstances beyond our control. We cannot guarantee that we will achieve sufficient revenues for profitability. Even if we do achieve profitability, we cannot guarantee that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow more slowly than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our business, results of operations, financial condition and cash flows will be materially and adversely affected.

The current turmoil affecting the financial markets and the possibility that financial institutions may consolidate or cease operations has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. As a result, there can be no assurances that we will be successful in obtaining sufficient financing on commercially reasonable terms or at all. Our requirements for additional capital may be substantial and will be dependent on many factors, including the success of our research and development efforts, our ability to commercialize and market products, our ability to successfully pursue our licensing and collaboration strategy, the receipt of government funding, competing technological developments, costs associated with the protection of our intellectual property and any future change in our business strategy.

As of September 30, 2009, we had an accumulated deficit of $161.2 million from our research, development and other activities. We have not generated material revenues from product sales and do not expect to generate product revenues sufficient to support us for at least several more years.

Our research and development (“R&D”) activities are at an early stage and therefore might never result in viable products.

Our catalytic antioxidant program is in the early stages of development, involves unproven technology, requires significant further R&D and regulatory approvals and is subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. These risks include the possibilities that:

•	any or all of these proposed products or procedures are found to be unsafe or ineffective or otherwise fail to receive necessary regulatory approvals;
•	the proposed products or procedures are not economical to market or do not achieve broad market acceptance;
•	third parties hold proprietary rights that preclude us from marketing the proposed products or procedures; and
•	third parties market a superior or equivalent product.

Further, the timeframe for commercialization of any product is long and uncertain because of the extended testing and regulatory review process required before marketing approval can be obtained. There can be no assurance that we will be able to successfully develop or market any of our proposed products or procedures.

If our products are not successfully developed and eventually approved by the FDA, we may be forced to reduce or terminate our operations.

All of our drug candidates are at various stages of development and must be approved by the FDA or similar foreign governmental agencies before they can be marketed. The process for obtaining FDA and foreign regulatory approval is both time-consuming and costly, with no certainty of a successful outcome. This process typically requires extensive preclinical and clinical testing, which may take longer or cost more than we anticipate, and may prove unsuccessful due to numerous factors. Drug candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of these drug candidates may not necessarily indicate the results that will be obtained from later or more extensive testing. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials.

Numerous factors could affect the timing, cost or outcome of our drug development efforts, including the following:

•	Difficulty in securing research laboratories to conduct research activities
•	Difficulty in securing centers to conduct trials;
•	Difficulty in enrolling patients in conformity with required protocols or projected timelines;
•	Unexpected adverse reactions by patients in trials;
•	Difficulty in obtaining clinical supplies of the product;
•	Changes in the FDA’s or other regulatory body’s requirements for our testing during the course of that testing;
•	Inability to generate statistically significant data confirming the efficacy of the product being tested;
•	Modification of the drug during testing; and
•	Reallocation of our limited financial and other resources to other clinical programs.

It is possible that none of the products we develop will obtain the regulatory approvals necessary for us to begin commercializing them. The time required to obtain FDA and other approvals is unpredictable but often can take years following the commencement of clinical trials, depending upon the nature of the drug candidate. Any analysis we perform of data from clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular drug candidate and we may not have the financial resources to continue to develop our drug candidates and, as a result, may have to terminate our operations.

If we do not reach the market with our products before our competitors offer products for the same or similar uses, or if we are not effective in marketing our products, our revenues from product sales, if any, will be reduced.

We face intense competition in our development activities. Many of our competitors are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales and marketing and human resources than we do. These companies might succeed in obtaining regulatory approval for competitive products more rapidly than we can for our products. In addition, competitors might develop technologies and products that are less expensive and perceived to be safer or more effective than those being developed by us, which could impair our product development and render our technology obsolete.

We are and expect to remain dependent upon collaborations with third parties for the development of new products, and adverse events involving these collaborations could prevent us from developing and commercializing our drug candidates and achieving profitability.

We currently license from third parties, and do not own, rights under patents and certain related intellectual property for the development of our drug candidates. In addition, we expect to enter into agreements with third parties to license rights to our drug candidates. We might not be able to enter into or maintain these agreements on terms favorable to us, if at all. Further if any of our current licenses were to expire or terminate, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our research and development activities rely on technology licensed from third parties, and termination of any of those licenses would result in loss of significant rights to develop and market our products, which would impair our business, prospects, financial condition and results of operations.

We have exclusive worldwide rights to our antioxidant small molecule technology through license agreements with Duke University and National Jewish Health. Each license generally may be terminated by the licensor if we fail to perform our obligations under the agreement, including obligations to develop the compounds and technologies under license. If terminated, we would lose the right to develop the products, which could adversely affect our business, prospects, financial condition and results of operations. The license agreements also generally require us to meet specified milestones or show reasonable diligence in development of the technology. If disputes arise over the definition of these requirements or whether we have satisfied the requirements in a timely manner, or if any other obligations in the license agreements are disputed by the other party, the other party could terminate the agreement, and we could lose our rights to develop the licensed technology.

If new technology is developed from these licenses, we may be required to negotiate certain key financial and other terms, such as royalty payments, for the licensing of this future technology with these research institutions, and it might not be possible to obtain any such license on terms that are satisfactory to us, or at all.

We now rely, and will continue to rely, heavily on third parties for product and clinical development, manufacturing, marketing and distribution of our products.

We currently depend heavily and will depend heavily in the future on third parties for support in product development, clinical development, manufacturing, marketing and distribution of our products. The termination of some or all of our existing collaborative arrangements, or our inability to establish and maintain collaborative arrangements, could have a material adverse effect on our ability to continue or complete clinical development of our products.

We rely on contract clinical research organizations (“CROs”) for various aspects of our clinical development activities including clinical trial monitoring, data collection and data management. As a result, we have had and continue to have less control over the conduct of clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Although we rely on CROs to conduct our clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the investigational plan and protocol. Moreover, the FDA and foreign regulatory agencies require us to comply with good clinical practices (“GCPs”) for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

The third parties on which we rely may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Any failure of such CROs to successfully accomplish clinical trial monitoring, data collection and data management and the other services they provide for us in a timely manner and in compliance with regulatory requirements could have a material adverse effect on our ability to complete clinical development of our products and obtain regulatory approval. Problems with the timeliness or quality of the work of a CRO may lead us to seek to terminate the relationship and use an alternate service provider. However, making such changes may be costly and would likely delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be difficult to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.

If we do not receive a contract from the Biomedical Advanced Research and Development Authority (“BARDA”) for advanced research and development of a medical countermeasures for pulmonary injury associated with Acute Radiation Syndrome (ARS) and Delayed Effects of Acute Radiation Exposure (DEARE)  we would be dependent upon research funded and conducted by NIH-NIAID  for continued development of AEOL 10150 for Pulmonary ARS, or we would  need to curtail our development program in this area  significantly and we may be placed at a competitive disadvantage in addressing this market opportunity.

On March 4, 2009, BARDA issued a Special Instructions Amendment 4 to a Broad Agency Announcement (BAA-BARDA-09-34) for advanced research and development of medical countermeasures for chemical, biological, radiological and nuclear threats. We submitted a white paper to this request on August 31, 2009. On December 28, 2009, we were invited to submit a full proposal in response to the BAA, and submitted a proposal to BARDA on February 24, 2010.   BARDA has not yet announced an award of this contract, and there can be no assurance that we will be awarded a contract under that announcement or if we receive a contract, that it will not include substantial conditions, that we can satisfy any of the conditions or that we can begin to receive any proceeds from any such contract within any specific period of time.

Necessary Reliance on the Animal Rule in Conducting Trials is Time-Consuming and Expensive.

To obtain FDA approval for our drug candidate for a bioterrorism indication under current FDA regulations, we are required to utilize animal studies for efficacy and provide animal and human safety data under the FDA’s “Animal Rule.”  For many of the chemical threats, animal models are not yet available, and as such we are developing, or will have to develop, appropriate animal models, which is a time-consuming and expensive research effort. Further, we may not be able to sufficiently demonstrate the animal correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve our products, or place restrictions on our ability to commercialize those products. Further, other countries do not, at this time, have established criteria for review and approval of these types of products outside their normal review process; i.e., there is no “Animal Rule” equivalent, and consequently there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data.

Additionally, there are a limited number of facilities in the U.S. and internationally that have the capability to test animals with radiation, nerve agents, or other lethal biotoxins or chemical agents or otherwise assist us in qualifying the requisite animal models. We have to compete with other biodefense companies for access to this limited pool of highly specialized resources. We therefore may not be able to secure contracts to conduct the testing in a predictable timeframe, cost-effectively or at all.

Even if we succeed in commercializing our drug candidates, they may not become profitable and manufacturing problems or side effects discovered at later stages can further increase costs of commercialization.

We cannot assure you that any drugs resulting from our research and development efforts will become commercially available. Even if we succeed in developing and commercializing our drug candidates, we may never generate sufficient or sustainable revenues to enable us to be profitable. Even if effective, a product that reaches market may be subject to additional clinical trials, changes to or re-approvals of our manufacturing facilities or a change in labeling if we or others identify side effects or manufacturing problems after a product is on the market. This could harm sales of the affected products and could increase the cost and expenses of commercializing and marketing them. It could also lead to the suspension or revocation of regulatory approval for the products.

We and our CMOs will also be required to comply with the applicable FDA current cGMP regulations. These regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved to supply licensed products to the commercial marketplace. We and our contract manufacturers may not be able to comply with the applicable cGMP requirements and other FDA regulatory requirements. Should we or our contract manufacturers fail to comply, we could be subject to fines or other sanctions or could be prohibited from marketing any products we develop.

Risks Related to Our Dependence on U.S. Government Grants and Contracts

Most of our immediately foreseeable future revenues are contingent upon grants and contracts from the U.S. government and we may not achieve sufficient, if any, revenues from these agreements to attain profitability.

For the foreseeable future, we believe our main customer, if any, will be national governments, primarily the U.S. government. There can be no assurances that we will receive any grants or contracts. The process of obtaining government contracts is lengthy and uncertain and we will have to compete with other companies for each contract. There can be no assurances that we will be awarded any contracts to supply the U.S. or other governments with our drug candidates as such awards may be made, in whole or in part, to our competitors. If the U.S. government makes significant future contract awards for the supply to the U.S. emergency stockpile of a competing product, our business will be harmed and it is unlikely that we will ultimately be able to supply that particular treatment or product to foreign governments or other third parties. Further, changes in government budgets and agendas, or advances by our competitors, may result in a decreased and de-prioritized emphasis on procuring the biodefense products we are developing.

Due to the current economic downturn, the accompanying fall in tax revenues and the U.S. government’s efforts to stabilize the economy, the U.S. government may be forced or choose to reduce or delay spending in the biodefense field, which could decrease the likelihood of future government contract awards or that the government would procure products from us.

The U.S. government’s determination to award any contracts may be challenged by an interested party, such as another bidder, at the GAO or in federal court. If such a challenge is successful, a contract may be terminated.

The laws and regulations governing the procurement of goods and services by the U.S. government provide procedures by which other bidders and other interested parties may challenge the award of a government contract. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the protest. If any such protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of goods and services and payment. In addition, we could be forced to expend considerable funds to defend any potential award. If a protest is successful, the government may be ordered to terminate the contract and reselect bids. The government could even be directed to award a potential contract to one of the other bidders.

Our business may become subject to audit by the U.S. government and a negative audit could adversely affect our business.

U.S. government agencies such as the Defense Contract Audit Agency (the “DCAA”), routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards.

The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	termination of contracts;
•	forfeiture of profits;
•	suspension of payments;
•	fines; and
•	suspension or prohibition from conducting business with the U.S. government.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under these contracts. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•
the Federal Acquisition Regulations (“FAR”), and agency-specific regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•
the business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and Foreign Corrupt Practices Act;

•	export and import control laws and regulations; and
•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Foreign governments typically also have laws and regulations governing contracts with their respective agencies. These foreign laws and regulations could affect how we conduct business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to obtain contracts, which could limit our ability to conduct our business and materially adversely affect our revenues and results of operations.

Because we depend on clinical research centers and other contractors for clinical and non-clinical testing, including testing under the Animal Rule, and for certain research and development activities, the results of our clinical trial, non-clinical animal efficacy studies, and research and development activities are largely beyond our control.

The nature of studies, clinical trials and our business strategy of outsourcing substantially all of our research and development and manufacturing work require that we rely on clinical research centers and other contractors to assist us with research and development, clinical and non-clinical testing (including animal efficacy studies under the Animal Rule), patient enrollment and other activities. As a result, our success depends largely on the success of these third parties in performing their responsibilities. Although we prequalify our contractors and believe that they are fully capable of performing their contractual obligations, we cannot directly control the adequacy and timeliness of the resources and expertise that they apply to these activities. Furthermore, we have to compete with other biodefense companies for access to this limited pool of highly specialized resources. If our contractors do not perform their obligations in an adequate and timely manner or we are unable to enter into contracts with them because of prior commitments to our competitors, the pace of clinical or non-clinical development, regulatory approval and commercialization of our drug candidates could be significantly delayed and our prospects could be adversely affected.

Data obtained from clinical trials is susceptible to varying interpretations, which could delay, limit or prevent regulatory clearances.

Data already obtained, or obtained in the future, from pre-clinical studies, non-clinical studies and clinical trials does not necessarily predict the results that will be obtained from later pre-clinical studies and clinical trials. Moreover, pre-clinical and clinical data is susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of an intended product under development could delay or prevent regulatory clearance of the drug candidate, which would result in delays to commercialization and could materially harm our business. Our studies and clinical trials may not demonstrate sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approvals for our drugs, and our proposed drugs may not be approved for marketing.

We may encounter delays or rejections based on additional government regulation from future legislation or administrative action or changes in FDA policy during the period of development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. If any of our products are approved for commercialization, sales of the products outside the U.S. would be subject to foreign regulatory approvals that vary from country to country. The time required to obtain approvals from foreign countries may be shorter or longer than that required for FDA approval, and requirements for foreign licensing may differ from FDA requirements. We may be unable to obtain requisite approvals from the FDA or foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the uses that we request.

Even if we do ultimately receive FDA approval for any of our drug candidates, these drug candidates will be subject to extensive ongoing regulation, including regulations governing manufacturing, labeling, packaging, testing, dispensing, prescription and procurement quotas, record keeping, reporting, handling, shipment and disposal of any such drug. Failure to obtain and maintain required registrations or to comply with any applicable regulations could further delay or preclude development and commercialization of our drugs and subject us to enforcement action.

Unfavorable provisions in government contracts, some of which may be customary, may harm our business, financial condition and operating results.

Government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts, including provisions that allow the government to:

•	terminate existing contracts, in whole or in part, for any reason or no reason;
•	unilaterally reduce or modify contracts or subcontracts, including equitable price adjustments;
•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
•	decline to exercise an option to renew a contract;
•	exercise an option to purchase only the minimum amount specified in a contract;
•	decline to exercise an option to purchase the maximum amount specified in a contract;
•	take actions that result in a longer development timeline than expected;
•	direct the course of a development program in a manner not chosen by the government contractor;
•	suspend or debar the contractor from doing business with the government or a specific government agency;
•	pursue criminal or civil remedies under the False Claims Act and False Statements Act; and
•	control or prohibit the export of products.

Generally, government contracts contain provisions permitting unilateral termination or modification, in whole or in part, at the government’s convenience. Under general principles of government contracting law, if the government terminates a contract for convenience, the terminated company may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination.

If the government terminates a contract for default, the defaulting company is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. Some government contracts grant the government the right to use, for or on behalf of the U.S. government, any technologies developed by the contractor under the government contract. If we were to develop technology under a contract with such a provision, we might not be able to prohibit third parties, including our competitors, from using that technology in providing products and services to the government.

Political or social factors may delay or impair our ability to market our products and our business may be materially adversely affected.

Products developed to treat diseases caused by, or to combat the threat of, bioterrorism will be subject to changing political and social environments. The political and social responses to bioterrorism have been unpredictable. Political or social pressures may delay or cause resistance to bringing our products to market or limit pricing of our products, which would harm our business.

Legislation limiting or restricting liability for medical products used to fight bioterrorism is new, and we cannot be certain that any such protection will apply to our products or if applied what the scope of any such coverage will be.

The U.S. Public Readiness Act was signed into law in December 2005 and creates general immunity for manufacturers of countermeasures, including security countermeasures (as defined in Section 319F-2(c)(1)(B) of that act), when the U.S. Secretary of Health and Human Services issues a declaration for their manufacture, administration or use. The declaration is meant to provide general immunity from all claims under state or federal law for loss arising out of the administration or use of a covered countermeasure. Manufacturers are excluded from this protection in cases of willful misconduct. There can be no assurance that the Secretary of Health and Human Services will make declarations that would cover any of our drug candidates or that the U.S. Congress will not act in the future to reduce coverage under the Public Readiness Act or to repeal it altogether.

Upon a declaration by the Secretary of Health and Human Services, a compensation fund would be created to provide “timely, uniform, and adequate compensation to eligible individuals for covered injuries directly caused by the administration or use of a covered countermeasure.”  The “covered injuries” to which the program applies are defined as serious physical injuries or death. Individuals are permitted to bring a willful misconduct action against a manufacturer only after they have exhausted their remedies under the compensation program. A willful misconduct action could be brought against us if an individual(s) has exhausted their remedies under the compensation program which thereby could expose us to liability. Furthermore, there is no assurance that the Secretary of Health and Human Services will issue under this act a declaration to establish a compensation fund. We may also become subject to standard product liability suits and other third party claims if products we develop which fall outside of the Public Readiness Act cause injury or if treated individuals subsequently become infected or otherwise suffer adverse effects from such products.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress is considering various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. We are unable to predict what additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future or what effect such legislation or regulation would have on our business.

The business and financial condition of pharmaceutical and biotechnology companies are also affected by the efforts of governments, third-party payors and others to contain or reduce the costs of healthcare to consumers. In the United States and various foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system, such as proposals relating to the reimportation of drugs into the U.S. from other countries (where they are then sold at a lower price) and government control of prescription drug pricing. The pendency or approval of such proposals could result in a decrease in our share price or limit our ability to raise capital or to obtain strategic collaborations or licenses.

The current disruptions in the financial markets could affect our ability to obtain debt financing on favorable terms (or at all) and have other adverse effects on us.

The United States credit markets have recently experienced historic dislocations and liquidity disruptions which have caused financing to be unavailable in many cases and even if available caused spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers able to find financing less attractive, and in many cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing on favorable terms or at all. In addition, Federal legislation to deal with the current disruptions in the financial markets could have an adverse affect on our financial condition and results of operations.

We will need to enter into collaborative arrangements for the manufacturing and marketing of our drug candidates, or we will have to develop the expertise, obtain the additional capital and invest the resources to perform those functions internally.

We do not have the staff or facilities to manufacture or market any of the drug candidates being developed in our catalytic antioxidant program. As a result, we will need to enter into collaborative arrangements to develop, commercialize, manufacture and market products that we expect to emerge from our catalytic antioxidant program, or develop the expertise within the company. We might not be successful in entering into such third party arrangements on terms acceptable to us, if at all. If we are unable to obtain or retain third-party manufacturing or marketing on acceptable terms, we may be delayed in our ability to commercialize products, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Substantial additional funds and personnel would be required if we needed to establish our own manufacturing or marketing operations. We may not be able to obtain adequate funding or establish these capabilities in a cost-effective or timely manner, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

A failure to obtain or maintain patent and other intellectual property rights would allow others to develop and sell products similar to ours, which could impair our business, prospects, financial condition and results of operations.

The success of our business depends, in part, on our ability to establish and maintain adequate protection for our intellectual property, whether owned by us or licensed from third parties. We rely primarily on patents in the United States and in other key markets to protect our intellectual property. If we do not have adequate patent protection, other companies could develop and sell products that compete directly with ours, without incurring any liability to us. Patent prosecution, maintenance and enforcement on a global basis are time-consuming and expensive, and many of these costs must be incurred before we know whether a product covered by the claims can be successfully developed or marketed.

Even if we expend considerable time and money on patent prosecution, a patent application may never issue as a patent. We can never be certain that we were the first to invent the particular technology or that we were the first to file a patent application for the technology because patent applications in the United States and elsewhere are not typically published for public inspection for at least 18 months from the date when they are filed. It is always possible that a competitor is pursuing a patent for the same invention in the United States as we are and has an earlier invention date. Outside the United States in some jurisdictions, priority of invention is determined by the earliest effective filing date, not the date of invention. Consequently, if a third party pursues the same invention and has an earlier filing date, patent protection outside the United States would be unavailable to us. Also, outside the United States, an earlier date of invention cannot overcome a date of publication that precedes the earliest effective filing date. Accordingly, the patenting of our proposed products would be precluded outside the United States if a prior publication anticipates the claims of a pending application, even if the date of publication is within a year of the filing of the pending application.

Even if patents issue, the patent claims allowed might not be sufficiently broad to offer adequate protection for our technology against competitive products. Patent protection differs from country to country, giving rise to increased competition from other products in countries where patent coverage is either unavailable, weak or not adequately enforced, if enforced at all. Once a patent issues, we still face the risk that others will try to design around our patent or will try to challenge the validity of the patent. The cost of defending against a challenge to one or more of our patents could be substantial and even if we prevailed, there could be no assurance that we would recover damages.

If a third party were to bring an infringement claim against us, we would incur significant costs in our defense; if the claim were successful, we would need to develop non-infringing technology or obtain a license from the successful patent holder, if available.

Our business also depends on our ability to develop and market products without infringing on the proprietary rights of others or being in breach of our license agreements. The pharmaceutical industry is characterized by a large number of patents, patent filings and frequent and protracted litigation regarding patent and other intellectual property rights. Many companies have numerous patents that protect their intellectual property rights. Third parties might assert infringement claims against us with respect to our drug candidates and future products. If litigation were required to determine the validity of a third party’s claims, we could be required to spend significant time and financial resources, which could distract our management and prevent us from furthering our core business activities, regardless of the outcome. If we did not prevail in the litigation, we could be required to pay damages, license a third party’s technology, which may not be possible on terms acceptable to us, or at all, or discontinue our own activities and develop non-infringing technology, any of which could prevent or significantly delay pursuit of our development activities.

Protection of trade secret and confidential information is difficult, and loss of confidentiality could eliminate our competitive advantage.

In addition to patent protection, we rely on trade secrets, proprietary know-how and confidential information to protect our technology. We use confidentiality agreements with our employees, consultants and collaborators to maintain the proprietary nature of this technology. However, confidentiality agreements can be breached by the other party, which would make our trade secrets and proprietary know-how legally available for use by others. There is generally no adequate remedy for breach of confidentiality obligations. In addition, the competitive advantage afforded by trade secrets is limited because a third party can independently discover or develop something identical to our own trade secrets or know-how, without incurring any liability to us.

If our current or former employees, consultants or collaborators were to use information improperly obtained from others (even if unintentional), we may be subject to claims as to ownership and rights in any resulting know-how or inventions.

If we cannot retain or hire qualified personnel or maintain our collaborations, our programs could be delayed and may be discontinued.

As of September 21, 2010, we had two full-time employees, our Chairman of the Board and our President and Chief Executive Officer. We utilize consultants to assist with our operations and are highly dependent on the services of our executive officers. We also are dependent on our collaborators for our research and development activities. The loss of key executive officers or collaborators could delay progress in our research and development activities or result in their termination entirely.

We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific and managerial personnel. We face intense competition for these kinds of personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to identify, attract and retain personnel, we may be unable to continue the development of our drug candidates, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We face the risk of product liability claims which could exceed our insurance coverage and deplete our cash resources.

The pharmaceutical and biotechnology industries expose us to the risk of product liability claims alleging that use of our drug candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of pharmaceutical products and may be made directly by patients involved in clinical trials of our products, by consumers or healthcare providers or by organizations selling our products. Product liability claims can be expensive to defend, even if the product did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We have limited product liability insurance coverage for our clinical trials and this coverage may not be sufficient to cover us against some or all potential losses due to liability, if any, or to the expenses associated with defending against liability claims. A product liability claim successfully asserted against us could exceed our insurance coverage, require us to use our own cash resources and have a material adverse effect on our business, financial condition and results of operations.

In addition, some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination.

The costs of compliance with environmental, safety and similar laws could increase our cost of doing business or subject us to liability in the event of noncompliance.

Our business is subject to regulation under state and federal laws regarding occupational safety, laboratory practices, environmental protection and the use, generation, manufacture, storage and disposal of hazardous substances. We may be required to incur significant costs in the future to comply with existing or future environmental and health and safety regulations. Our research activities involve the use of hazardous materials, chemicals and radioactive compounds. Although we believe that our procedures for handling such materials comply with applicable state and federal regulations, we cannot eliminate the risk of contamination or injury from these materials. In the event of contamination, we could be liable for any resulting damages, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to intense competition that could materially impact our operating results.

We may be unable to compete successfully against our current or future competitors. The pharmaceutical, biopharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant technological advancements. Many companies, research institutions and universities are working in a number of areas similar to our primary fields of interest to develop new products. There also is intense competition among companies seeking to acquire products that already are being marketed. Many of the companies with which we compete have or are likely to have substantially greater research and product development capabilities and financial, technical, scientific, manufacturing, marketing, distribution and other resources than at least some of our present or future strategic partners or licensees.

As a result, these competitors may:

•	Succeed in developing competitive products sooner than us or our strategic partners or licensees;
•	Obtain FDA and other regulatory approvals for their products before approval of any of our products;
•	Obtain patents that block or otherwise inhibit the development and commercialization of our drug candidates;
•	Develop products that are safer or more effective than our products;
•	Devote greater resources to marketing or selling their products;

•	Introduce or adapt more quickly to new technologies or scientific advances;
•	Introduce products that render our products obsolete;
•	Withstand price competition more successfully than us or our strategic partners or licensees;
•	Negotiate third-party strategic alliances or licensing arrangements more effectively; or
•	Take advantage of other opportunities more readily.

Currently, there are three drugs approved as radiation protection agents. Amifostine (Ethyol®) is marketed by MedImmune, Inc. for use in reduction of chemotherapy-induced kidney toxicity and radiation-induced xerostomia (damage to the salivary gland). KepivanceTM (palifermin) is marketed by Amgen, Inc. for use in the treatment of severe oral mucositis (mouth sores) in patients with hematologic (blood) cancers. Salagen Tablets (pilocarpine hydrochloride) is marketed by MGI Pharma in the United States as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients. However, there are also many companies working to develop pharmaceuticals that act as a radiation protection agent.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will harm our business.

Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

•	the receipt of regulatory approvals for the indications that we are studying;
•	the establishment and demonstration in the medical community of the safety, clinical efficacy and cost-effectiveness of our products and their potential advantages over existing therapeutic products;
•	marketing and distribution support;
•	the introduction, market penetration and pricing strategies of competing and future products; and
•	coverage and reimbursement policies of governmental and other third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, payors or the medical community in general may be unwilling to accept, purchase, utilize or recommend any of our products.

We may be required to pay milestone and other payments relating to the commercialization of our products.

Our agreements by which we acquired rights to our drug candidates provide for milestone payments by us upon the occurrence of certain regulatory filings and approvals related to the acquired products. In the event that we successfully develop our drug candidates, these milestone payments could be significant. In addition, our agreements require us to pay a royalty interest on worldwide sales. Also, any future license, collaborative or other agreements we may enter into in connection with our development and commercialization activities may require us to pay significant milestone, license and other payments in the future.

We are continually evaluating our business strategy, and may modify this strategy in light of developments in our business and other factors.

We continue to evaluate our business strategy and, as a result, may modify this strategy in the future. In this regard, we may, from time to time, focus our development efforts on different drug candidates or may delay or halt the development of our drug candidates. In addition, as a result of changes in our strategy, we may also change or refocus our existing drug discovery, development, commercialization and manufacturing activities.

Our insurance policies are expensive and protect us only from some business risks, which could leave us exposed to significant, uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. We currently maintain general liability, property, auto, workers’ compensation, products liability, fiduciary and directors’ and officers’ insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. For example, the premiums for our directors’ and officers’ insurance policy have increased in the past and may increase in the future, and this type of insurance may not be available on acceptable terms or at all in the future. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We may have a limitation on the use of Net Operating Loss Carry-forwards and Tax Credits.

Our ability to utilize our net operating loss carry-forwards, or NOLs, and tax credits may be limited if we undergo or have undergone an ownership change, as defined in section 382 of the Internal Revenue Code, as a result of changes in the ownership of outstanding stock. An ownership change generally occurs if the percentage of stock owned by one or more stockholders who own, directly or indirectly, 5% or more of the value of our outstanding stock (or are otherwise treated as 5% stockholders under section 382 and the regulations promulgated thereunder) has increased by more than 50 percentage points over the lowest percentage of our outstanding stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, new regulations promulgated by the SEC and rules promulgated by the national securities exchanges. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Members of our board of directors and our principal executive officer and principal financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified directors and executive officers, which could harm our business. If the actions we take in our efforts to comply with new or changed laws, regulations and standards differ from the actions intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed.

In addition, Sarbanes-Oxley specifically requires, among other things, that we maintain effective internal controls for financial reporting and disclosure of controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our testing, or the subsequent testing by our independent registered public accounting firm, if and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

We have reported a material weakness in the effectiveness of our internal control over financial reporting, and if we cannot maintain effective internal controls or provide reliable financial and other information, investors may lose confidence in our SEC reports.

In this prospectus, we are reporting a material weakness in the effectiveness of our internal control over financial reporting related to adequate segregation of duties, which are described in more detail below under the heading “Controls and Procedures.” Based on the material weakness, we are also reporting in this prospectus that our disclosure controls and procedures were not effective as of September 30, 2009.

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial and other reports and effectively prevent fraud. If we cannot maintain effective internal control or disclosure controls and procedures, or provide reliable financial or SEC reports or prevent fraud, investors may lose confidence in our SEC reports, our operating results and the trading price of our common stock could suffer and we may become subject to litigation.

Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.

The development, manufacturing, pricing, sales, coverage and reimbursement of our products, together with our general operations, are subject to extensive regulation by federal, state and other authorities within the United States and numerous entities outside of the United States. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of potentially applicable laws and regulations. If we fail to comply with any of these laws and regulations, we could be subject to a range of regulatory actions, including suspension or termination of clinical trials, the failure to approve a product candidate, restrictions on our products or manufacturing processes, withdrawal of products from the market, significant fines, or other sanctions or litigation.

We may be unable to repay our outstanding note obligation in cash, and settlement of the obligation in shares will cause dilution to our stockholders.

We have an outstanding obligation under a promissory note, which may be settled in cash or shares of our common stock. If we do not have sufficient funds available to repay the principal balance of note, we will be required to raise additional funds or we will satisfy our obligation by issuing additional shares, which will dilute our current stockholders.

We are prohibited from taking certain actions or entering into certain transactions without the prior consent of certain warrantholders, which may limit our ability to complete actions or transactions that our board of directors determines are in the best interest of the Company and its shareholders.

For as long as certain warrants that were issued in October 2009, July 2010 and August 2010 are outstanding, we are prohibited from taking certain actions or entering into certain transactions without the prior consent of the holders of these warrants (the “Warrant Holders”). Under these warrants, we are also prohibited from selling the Company to an entity other than one that is publicly traded.

Even though our board of directors may determine that any of these actions are in the best interest of the Company or our shareholders, we may be unable to complete them if we do not get the approval of the Warrant Holders, which may withhold consent of any transaction in its sole discretion. The interests of the Warrant Holders may differ from those of our stockholders generally. If we are unable to obtain consent from the Warrant Holders, we may be unable to complete actions or transactions that our board of directors determines are in the best interest of the Company and its shareholders.

Risks Related to Owning Our Stock

Our principal stockholders own a significant percentage of our outstanding common stock and are, and will continue to be, able to exercise significant influence over our affairs.

As of September 21, 2010, Xmark Opportunity Partners, LLC (“Xmark”) possessed voting power over 38,958,327 outstanding shares, or 68.6%, of our common stock outstanding as of such date, through its management of Goodnow, Xmark Opportunity Fund, L.P., Xmark Opportunity Fund, Ltd. and Xmark JV Investment Partners, LLC (collectively, the “Xmark Funds”), and through a voting trust agreement by and among Biomedical Value Fund, L.P., Biomedical Value Fund, Ltd., Xmark Opportunity Partners, LLC and the Company (the “Xmark Voting Trust”) with respect to 1,000,000 shares. As a result, Xmark is able to determine the composition of our board of directors, holds significant voting power with respect to matters requiring stockholder approval and is able to exercise significant influence over our operations. The interests of Xmark may be different than the interests of other stockholders on these and other matters. This concentration of ownership also could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could reduce the price of our common stock.  Additionally, as of September 21, 2010, Xmark and its Principal and Chief Operating Officer owned warrants and options to purchase 61,822,749 shares that, if exercised, could further increase its ownership interest in and influence over the Company.

David Cavalier, our Chairman of the Board of Directors, and Xmark with which he is affiliated, possess voting power of 68.6% of our outstanding common stock as of September 21, 2010. Accordingly, Mr. Cavalier currently has, and will continue to have, a significant influence over the outcome of all corporate actions requiring stockholder approval.

Also as of September 21, 2010, Efficacy Capital Ltd. (“Efficacy Capital”) owned 9,800,000 shares, or 17.3%, of our outstanding common stock as of such date, through its management of Efficacy Biotech Master Fund Ltd. As a result, Efficacy Capital holds significant voting power with respect to matters requiring stockholder approval and may be able to exercise significant influence over our operations. The interests of Efficacy Capital may be different than the interests of other stockholders on these and other matters. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could reduce the price of our common stock.

Our executive officers and directors and holders of greater than five percent of our outstanding common stock, together with entities that may be deemed affiliates of, or related to, such persons or entities, owned greater than 90% of our outstanding common stock as of September 21, 2010. As a result, these stockholders, acting together, may be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. The interests of our current major stockholders may not always coincide with the interests of other stockholders and they may take actions to advance their respective interests to the detriment of other stockholders.

We may need to sell additional shares of our common stock, preferred stock or other securities to meet our capital requirements and these future sales could cause dilution and adversely affect our stock price.

Sales of substantial amounts of capital stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock and our ability to raise capital. We may issue additional common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.

In the event of the conversion of our preferred stock and exercises of currently outstanding options and warrants, the ownership interests of our current stockholders could be substantially diluted, which would reduce the market price of our common stock and could make it more difficult for us to raise funds in the future.

As of September 21, 2010, we had 56,807,177 shares of common stock outstanding. We may grant to our employees, directors and consultants options to purchase shares of our common stock under our 2004 Stock Option Plan. In addition, as of September 21, 2010, options to purchase 7,962,565 shares were outstanding at exercise prices ranging from $0.29 to $51.25 per share, with a weighted average exercise price of $1.29 per share, and 2,037,435 shares were reserved for issuance under the 2004 Stock Option Plan. In addition, as of September 21, 2010, warrants to purchase 66,901,667 shares of common stock were outstanding at exercise prices ranging from $0.28 to $2.50 per share, with a weighted exercise price of $0.31 per share. We have also reserved 475,087 shares of common stock for the conversion of our outstanding Series B Preferred stock.

In connection with prior collaborations and financing transactions, we also have issued Series B preferred stock and a promissory note convertible into Series B preferred stock to affiliates of Elan Corporation, plc (“Elan”). These securities generally are exercisable and convertible into shares of our stock. The exercise or conversion of all or a portion of these securities would dilute the ownership interests of our stockholders.

Our common stock is not listed on a national exchange, is illiquid and is characterized by low and/or erratic trading volume, and the per share price of our common stock has fluctuated from $0.15 to $0.55 during the last two years.

Our common stock is quoted on the OTC Bulletin Board under the symbol “AOLS.”  An active public market for our common stock is unlikely to develop as long as we are not listed on a national securities exchange. Even if listed, the market for our stock may be impaired because of the limited number of investors, the significant ownership stake of Efficacy Capital and Xmark (through its management of Goodnow and the Xmark Funds), and our small market capitalization, which is less than that authorized for investment by many institutional investors.

Historically, the public market for our common stock has been characterized by low and/or erratic trading volume, often resulting in price volatility. The market price of our common stock is subject to wide fluctuations due to factors that we cannot control, including the results of preclinical and clinical testing of our products under development, decisions by collaborators regarding product development, regulatory developments, market conditions in the pharmaceutical and biotechnology industries, future announcements concerning our competitors, adverse developments concerning proprietary rights, public concern as to the safety or commercial value of any products and general economic conditions.

Furthermore, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations can adversely affect the market price and volatility of our common stock.

If registration rights that we have previously granted are exercised, or if we grant additional registration rights in the future, the price of our common stock may be adversely affected.

Upon receiving notice from Xmark, we are obligated to register with the SEC shares of common stock and the common stock underlying the warrants to purchase common stock held by Xmark. If these securities are registered with the SEC, they may be sold in the open market. In addition, upon receiving notice from Elan, we are obligated to register with the SEC shares of common stock underlying the Series B preferred stock, warrants to purchase Series B preferred stock and a promissory note held by the Elan affiliates. If these securities are registered with the SEC, they may be sold in the open market. We expect that we also will be required to register any securities sold in future private financings. The sale of a significant amount of shares in the open market, or the perception that these sales may occur, could cause the trading price of our common stock to decline or become highly volatile.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

We do not expect to pay cash dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on the common stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition. Furthermore, the terms of some of our financing arrangements directly limit our ability to pay cash dividends on our common stock.

We may experience significant and unpredictable changes to the liability for warrants and record significant gains or losses to our statement of operations in each period the warrants are outstanding.

On October 1, 2009, the Company adopted new accounting guidance originally referred to as Emerging Issues Task Force (“EITF”) 07-5, recently codified by FASB to be ASC 815.  The new guidance revised existing guidance for determining whether an Instrument (or Embedded Feature) is indexed to an entity’s own stock.  Equity-linked instruments (or embedded features) that otherwise meet the definition of a derivative are not accounted for as derivatives if certain criteria are met, one of which is that the instrument (or embedded feature) must be indexed to the entity’s own stock. The Company adopted this guidance on October 1, 2009 and began applying its provisions to outstanding instruments as of that date. The fair value of the warrants impacted by the revised guidance at their dates of issuance totaled $8,282,000 and was initially recorded as a component of additional paid-in capital. Upon adoption of the new guidance in the first quarter of 2010, the Company recorded a decrease to the opening balance of additional-paid-in capital of $8,142,000 and recorded a decrease to accumulated deficit totaling $4,353,000, representing the decrease in the fair value of the warrants from their date of issuance to October 1, 2009. The fair value of the warrants at October 1, 2009 of $3,789,000 were included as a current liability in the balance sheet as of that date. Subsequent future increases and decreases in fair value of the warrants have been, and will be, included as a component of other income in the accompanying statement of operations for the respective period.

In connection with a financing completed on October 6, 2009 and previously disclosed on Form 8-K dated October 6, 2009, the Company issued warrants to purchase up to an aggregate of 43,614,285 shares of our common stock and cancelled warrants to purchase up to an aggregate of 17,542,857 shares of our common stock. Based on EITF 07-5, this resulted in a charge to our statement of operations of $6,213,000 and increased the liability for warrants to $11,022,000.

As of October 31, 2009, the liability for warrants increased to $17,272,000 resulting in an additional charge to the statement of operations of $6,250,000. As of November 30, 2009, the liability for warrants decreased to $15,389,000 resulting in a gain in the statement of operations of $1,882,000. As of December 31, 2009, the liability for warrants increased to $18,669,000, resulting in an additional charge to the statement of operations of $3,280,000. As of March 31, 2010, the liability for warrants decreased to $10,852,000, resulting in a gain in the statement of operations of $7,817,000.   As of June 30, 2010, the liability for warrants increased to $14,708,000, resulting in an additional charge to the statement of operations of $3,856,000.

The Company’s outstanding warrants will continue to be revalued at each balance sheet date, which could result in significant and unpredictable changes to our reported liabilities and significant additional gains or losses charged to the statement of operations for each period regardless of any changes to the Company’s working capital, liquidity, or business operations.

USE OF PROCEEDS

We will receive no proceeds from the sale of the shares by the selling stockholders. However, this prospectus covers the offer of shares of common stock issuable in the future upon the exercise of the warrants to purchase up to an aggregate of 6,860,000 shares of common stock at an exercise price of $0.75 per share, subject to adjustment, which are exercisable until June 5, 2011. If all of these warrants are exercised in full for cash, we would receive aggregate gross proceeds of $5,145,000.

There can be no assurance any of these warrants will be exercised by the selling stockholders. We expect to use proceeds, if any, from exercise of these warrants to continue the development of our product candidates and to expand the development of our drug pipeline and for general corporate purposes. We cannot assure that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.

We will pay certain expenses related to the registration of the shares of common stock.

DETERMINATION OF OFFERING PRICE

The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

MARKET FOR COMMON STOCK

Our common stock is traded on the OTC Bulletin Board under the symbol “AOLS”.

The following sets forth the quarterly high and low trading prices as reported by the OTC Bulletin Board for the periods indicated. These prices are based on quotations between dealers, which do not reflect retail mark-up, markdown or commissions, and do not necessarily represent actual transactions.

	High	Low

Fiscal Year Ended September 30, 2008
October 1, 2007 through December 31, 2007	$0.55	$0.33
January 1, 2008 through March 31, 2008	$0.40	$0.31
April 1, 2008 through June 30, 2008	$0.48	$0.32
July 1, 2008 through September 30, 2008	$0.45	$0.25

Fiscal Year Ended September 30, 2009
October 1, 2009 through December 31, 2009	$0.46	$0.20
January 1, 2009 through March 31, 2009	$0.46	$0.15
April 1, 2009 through June 30, 2009	$0.40	$0.20
July 1, 2009 through September 30, 2009	$0.39	$0.22

Fiscal Year Ending September 30, 2010
October 1, 2009 through December 31, 2009	$0.55	$0.24
January 1, 2010 through March 31, 2010	$0.48	$0.30
April 1, 2010 through June 30, 2010	$0.49	$0.25
July 1, 2010 through September 21, 2010	$0.55	$0.25

The closing price for our common stock on September 21, 2010 was $0.45. As of September 21, 2010, the number of record holders of our common stock was 127 and we estimate that the number of beneficial owners was approximately 2,300.

DIVIDEND POLICY

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. If we pay a cash dividend on our common stock, we also must pay the same dividend on an as converted basis on our Series B preferred stock. Moreover, any additional preferred stock to be issued and any future credit facilities might contain restrictions on our ability to declare and pay dividends on our common stock. We plan to retain all earnings, if any, for the foreseeable future for use in the operation of our business and to fund future growth.

In addition, under the terms of the warrants to purchase up to 57,274,999 shares of our common stock issued to Xmark in three transactions (on each of October 6, 2009, July 30, 2010 and August 11, 2010), and any additional warrants issued pursuant to the put and/or option right granted in our August 2010 financing, if we were to pay a dividend on our common stock the exercise price of these warrants would be reset from $0.28 per share or $0.50 per share, as applicable to $0.01 per share and the warrant holders would also receive any such dividend paid.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of June 30, 2010 on an actual basis.

You should read this information together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

June 30, 2010
Actual
(Unaudited)
(Amounts in 000s)

Current Liabilities	$975
Long-term debt, less current portion
Common stock warrant liability	14,708
Stockholders’ deficit:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized: Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 475,087 shares issued and outstanding at June 30, 2010	5
Common stock, $.01 par value per share, 200,000,000 shares authorized; 48,224,320 shares issued and outstanding at June 30, 2010	482
Additional paid-in capital	154,192
Accumulated deficit	(169,823)

Total stockholders’ deficit	(15,144)

Total capitalization	$539

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the consolidated statements of operations data for the five fiscal years ended September 30, 2009 and the related consolidated balance sheet data at those dates from our audited consolidated financial statements. Our consolidated financial statements as of and for the fiscal year ended September 30, 2009, 2008, 2007, 2006 and 2005 were audited by Haskell & White LLP, an independent registered public accounting firm.  Except for the consolidated statements of operations for the fiscal years ended September 30, 2006 and 2005 and the consolidated balance sheet data at September 30, 2007, 2006 and 2005, each of these consolidated financial statements are included elsewhere in this prospectus.

The financial information as of June 30, 2010 and results of operations for the nine months ended June 30, 2010 and 2009 is derived from our unaudited interim financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present our consolidated financial position for the respective periods. The historical data for the nine-month periods presented below are not necessarily indicative of the results for a full fiscal year.

Statement of Operations Data:
	Year Ended September 30,					Nine Months Ended June 30, (Unaudited)
	2009	2008	2007	2006	2005	2010	2009
	(in thousands, except per share data)
Revenue:
Grant income and contract revenue	$—	$—	$—	$92	$252	$—	$—
Costs and expenses:
Research and development	711	977	1,381	3,480	4,515	885	469
General and administrative	1,292	1,540	1,919	2,216	2,674	1,337	903
Total costs and expenses	2,003	2,517	3,300	5,696	7,189	2,222	1,372
Loss from operations	(2,003)	(2,517)	(3,300)	(5,604)	(6,937)	(2,222)	(1,372)
Other income (expenses), net	144	(405)	225	(118)	63	(9,899)	144
Interest income (expense), net	(437)	(51)	51	(6)	(31)	(860)	(322)
Net loss	(2,296)	(2,973)	(3,024)	(5,728)	(6,905)	(12,981)	(1,550)
Preferred stock dividend and accretion	—	—	—	(81)	—	—	—
Net loss attributable to common stockholders	$(2,296)	$(2,973)	$(3,024)	$(5,809)	$(6,905)	$(0.27)	$(0.05)
Basic net loss per share attributable to common stockholders	$(0.07)	$(0.09)	$(0.10)	$(0.31)	$(0.49)	$(0.27)	$(0.05)
Diluted net loss per share attributable to common stockholders	$(0.07)	$(0.11)	$(0.10)	$(0.31)	$(0.49)	$(0.27)	$(0.05)
Weighted average common shares outstanding:
Basic	34,789	31,953	30,239	18,926	13,976	47,652	33,865
Diluted	34,789	32,217	30,239	18,926	13,976	47,652	33,865

Balance Sheet Data:
	September 30,					June 30,
	2009	2008	2007	2006	2005	2010
						(Unaudited)
	(in thousands)
Cash and cash equivalents and marketable securities	$646	$399	$1,727	$3,324	$626	$457
Working capital (deficiency)	$5	$(1,336)	$1,538	$1,581	$(73)	$(468)
Total assets	$811	$1,120	$1,931	$3,554	$937	$539
Long-term portion of capital lease obligations and notes payable	$1,194	$266	$483	$—	$867	$—
Total liabilities	$1,968	$2,157	$751	$1,847	$1,869	$15,683
Total stockholders’ equity (deficit)	$(1,157)	$(1,037)	$1,180	$1,707	$(932)	$(15,144)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Introduction

You should read the following discussion in conjunction with our consolidated financial statements and the notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are developing a new class of catalytic antioxidant compounds as a medical countermeasure against biological, chemical and radiological weapons as well as for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. Our initial target indications are as a protective agent against the effects of acute radiation syndrome, sulfur mustard gas exposure and chlorine gas exposure. We have reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.

We do not have any recurring revenue and therefore we must rely on public or private equity offerings, debt financings, collaboration arrangements or grants to finance our operations.

We had net losses of $2,296,000 and $2,973,000 for the fiscal years ended September 30, 2009 and 2008, respectively. We had an accumulated deficit of $161,195,000 at September 30, 2009. We have not yet generated any revenue from product sales and do not expect to receive any product revenue in the foreseeable future, if at all.

Corporate Matters

On May 22, 2007, we completed a private placement of 2,666,667 shares of our Common Stock and warrants to purchase up to an aggregate of 2,000,001 shares of common stock with an exercise price of $0.75 per share and a five year term for aggregate net proceeds of approximately $1,761,000 (the “2007 Financing”).

On August 1, 2008, we completed a private placement pursuant to which the Company agreed to sell to the investors (the “Investors”) units comprised of senior unsecured convertible notes of the Company (the “Notes”), in an aggregate principal amount of up to $5,000,000, which bear interest at a rate of 7% per year and matured on the 30-month anniversary of their date of issuance, and warrants to purchase up to an aggregate of 10,000,000 additional shares of Common Stock, each with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the warrants. Each unit (collectively, the “Units”) is comprised of $1,000 in Note principal and Warrants to purchase up to 2,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and has a purchase price of $1,000. On August 1, 2008, the Company sold and issued to the Investors 500 Units comprised of Notes in the aggregate principal amount of $500,000 and Warrants to purchase up to 1,000,000 shares of Common Stock for an aggregate purchase price of $500,000 (the “Financing”). On each of September 4, 2008, October 1, 2008, November 3, 2008 and December 1, 2008, we sold and issued to the Investors 125 Units comprised of Notes in the aggregate principal amount of $125,000 and Warrants to purchase up to 250,000 shares of Common Stock for an aggregate purchase price of $125,000 (the “Subsequent Financing”).

On March 30, 2009, we completed a private placement of 5,357,143 shares of common stock of the Company and warrants to purchase up to an aggregate of 13,392,857 shares of common stock with an initial exercise price of $0.35 per share and a five year term for aggregate net proceeds of $1,409,000 (the “March 2009 Financing”).

On October 6, 2009, we completed a private placement of 5,892,857 shares of common stock of the Company and warrants to purchase up to an aggregate of 11,785,714 additional shares of common stock, with an initial exercise price of $0.28 per share and a seven year term for aggregate proceeds of $1,650,000 (the “October 2009 Financing”). The Company also granted to the Investors the option to acquire, collectively, up to an additional 5,892,857 additional Units (the “Additional Units”), comprised of an aggregate of 5,892,857 shares of common stock of the Company and warrants to purchase up to an aggregate of 11,785,714 additional shares of common stock at the per Additional Unit purchase price of $0.28 (the “Call Option”). In addition, the Investors granted to the Company the option to require these Investors, severally and not jointly, to acquire up to 5,892,857 Additional Units, less any Additional Units acquired under the Call Option, at the per Additional Unit purchase price of $0.28 (the “Put Option”). On July 25, 2010, we gave written notice to the October Investors that we were exercising the Put Option in full, effective July 30, 2010.  In accordance with the terms of the Put Option, on July 30, 2010, we sold and issued to the October Investors in a private placement an aggregate of 5,892,857 shares of our common stock and warrants to purchase up to an aggregate of 11,785,714 shares of common stock with an initial exercise price of $0.28 per share, subject to adjustment as provided in the warrants.

In addition in connection with the October 2009 Financing, the Investors agreed to convert all $1,000,000 of the Company’s Notes into common stock at a conversion rate of $0.28 per share and to exchange their remaining option to purchase an additional $4,000,000 in Senior Convertible Notes for warrants to purchase up to 14,285,714 shares of common stock in substantially the same of form and terms of the Warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share. As consideration for the investors to convert the Notes, the Company agreed to exchange warrants to purchase up to 2,000,000 shares of common stock issued to the Investors in connection with the sale of the Notes, warrants to purchase up to 2,150,000 shares of common stock issued to the Investors and one of their affiliates in connection with a financing completed in November 2005 and warrants to purchase up to 13,392,857 shares of common stock issued to the Investors in connection with the March 2009 Financing for warrants to purchase up to 17,542,857 shares of Common Stock in substantially the same form and terms of the warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants.

On August 11, 2010, we completed a private placement of 2,500,000 units (the “August 2010 Units”), comprised of an aggregate of 2,500,000 shares of common stock and warrants to purchase up to an aggregate of 1,875,000 additional shares of common stock (the “August 2010 Warrants”), with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the August 2010 Warrants, with each August 2010 Unit representing one share of common stock and an August 2010 Warrant to purchase 0.75 of one share of common stock, at a purchase price of $0.40 per August 2010 Unit for aggregate gross proceeds of $1,000,000.  The August 2010 Warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the August 2010 Warrants without a cash payment to us under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the common stock without exercising the August 2010 Warrant; contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by us or upon a change of control; and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

Results of Operations

Nine months ended June 30, 2010 versus nine months ended June 30, 2009

We had a net loss of approximately $12,981,000 for the nine months ended June 30, 2010, versus a net loss of approximately $1,550,000 for the nine months ended June 30, 2009. The loss for the first nine months of 2010 included $9,899,000 in non-cash charges for change in fair value of warrants.

Research and development (“R&D”) expenses increased by about $416,000, or 89%, to approximately $885,000 for the nine months ended June 30, 2010 from about $469,000 for the nine months ended June 30, 2010. R&D expenses were higher during the nine months ended June 30, 2010 versus June 30, 2009 due to an increase in research activities to support the Company’s Lung ARS development program and the retention of a consultant to assist in the writing of proposals for government funding described in the discussion of three months results. For the nine months ended June 30, 2010, consultant expenses increased by about $186,000 due to costs associated with the aforementioned consultant. Preclinical fees increased about $187,000 over the comparable period in 2009 due to increased animal studies to support the Company’s ARS development program. The Company currently has eight studies in progress: the study of our drug candidates as a potential countermeasure against the effects of sulfur mustard gas on the lung and skin, as a protestant against the effects of radiation on the lungs and on the gastro-intestinal tract, as a countermeasure against the effects of chlorine gas, as a potential treatment for epilepsy and for the potential treatment for Parkinson’s disease.

General and administrative (“G&A”) expenses increased approximately $434,000, or 48%, to approximately $1,337,000 for the nine months ended June 30, 2010 from about $903,000 for the nine months ended June 30, 2009. Salaries and wages increased by about $100,000 due to the hiring of a new employee during the first quarter of fiscal 2010. Consulting stock expense increased by about $207,000 as a result of a higher level of grant activity to employees, consultants, and directors. Investor relations expenses increased by $80,000, due to increased IR-related activities performed by outside consultants, and legal fees increased by $87,000.

We incurred interest expense of approximately $860,000 for the nine months ended June 30, 2010 compared to interest expense of about $322,000 for the nine months ended June 30, 2009. The expense in the nine month period ended June 30, 2010 reflects about $826,000 incurred in the first quarter of fiscal year 2010, mostly due to charges as a result of the conversion of the Senior Convertible Notes on October 6, 2009. In the second and third quarters of 2010, interest expense dropped significantly principally due to the conversion of the aforementioned note payable to equity (and the recognition of the related non-legal fees in the first quarter).

As previously disclosed, certain of the Company’s warrants to purchase common stock were deemed to be a liability upon adoption of a new accounting pronouncement on October 1, 2009. Subsequent changes to the fair market value resulted in an offsetting charge on the statements of operations of about $9,899,000 for the nine month period ended June 30, 2010. The warrant liability and revaluations have not and will not have any impact on the Company’s working capital, liquidity, or business operations.

Fiscal Year Ended September 30, 2009 Compared to Fiscal Year Ended September 30, 2008

We had a net loss of $2,296,000 for the fiscal year ended September 30, 2009, versus a net loss of $2,973,000 for fiscal year ended September 30, 2008.

We did not generate any revenues through the sale of our drug candidates or grants during fiscal 2009 or fiscal 2008.

Research and Development

Research and development (“R&D”) expenses decreased $266,000, or 27%, to $711,000 for fiscal 2009 from $977,000 for fiscal 2008. The lower level of R&D expenses during the current period reflects a lower amount of manufacturing and research expenses. During fiscal 2008, we were in the process of manufacturing small quantities of our drug candidates to support our development program whereas during fiscal 2009 we had no manufacturing underway and were only running stability studies on existing drug supplies resulting in a decrease of $105,000 in manufacturing expenses. Research expenses also declined during fiscal 2009 as more of the Company’s research programs were funded by external grants. During fiscal 2009, outside research expenses were $240,000 compared to $458,000 during fiscal 2008. The Company currently has seven studies in progress: the study of our drug candidates as a potential countermeasure against the effects of sulfur mustard gas on the lung and skin, as a protectant against the effects of radiation on the lungs and on the gastro-intestinal tract, as a countermeasure against the effects of chlorine gas, as a potential treatment for epilepsy and for the potential treatment for Parkinson’s disease.

R&D expenses for our antioxidant program have totaled $35,222,000 from inception through September 30, 2009. Because of the uncertainty of our research and development and clinical studies, we are unable to predict the total level of spending on the program or the program completion date. However, we expect R&D expenses during fiscal year 2010 will be higher than fiscal 2009 as we may initiate additional studies of AEOL 10150. Our ongoing cash requirements will also depend on numerous factors, particularly the progress of our R&D programs, our ability to obtain grants from governmental or other organizations and our ability to negotiate and complete collaborative agreements.

General and Administrative

General and administrative (“G&A”) expenses include corporate costs required to support our company, our employees and consultants and our stockholders. These costs include personnel and outside costs in the areas of legal, human resources, investor relations and finance. Additionally, we include in general and administrative expenses such costs as rent, repair and maintenance of equipment, depreciation, utilities, information technology and procurement costs that we need to support the corporate functions listed above.

G&A expenses decreased $248,000, or 16%, to $1,292,000 for fiscal year 2009 from $1,540,000 for fiscal year 2008. G&A expenses were lower during fiscal year 2009 versus fiscal year 2008 due to a decline in stock based compensation expense, Board of Directors expense and legal fees. Stock based compensation expense decreased by $50,000 as a result of lower valuations assigned to our stock option grants in the current year when compared to the prior year. Board of Directors expense decreased by $101,000 as the Board of Directors adopted a stock based compensation plan in July 2008 whereas during the prior year, the Board of Directors received cash and stock based compensation. Legal fees declined by $84,000 due to management’s continued efforts to reduce costs by performing regulatory and compliance activities in-house.

During fiscal year 2009, we recorded a gain on the sale of our holdings of Arca Biopharma, Inc. (“ARCA”) common stock of $133,000.

During fiscal 2008, CPEC LLC (“CPEC”) received a milestone payment from ARCA. In 2003, CPEC, of which we own 35%, out-licensed all rights to a potential therapeutic compound referred to as “bucindolol” to ARCA. During fiscal 2008, CPEC received a milestone payment of $500,000 as a result of ARCA filing a New Drug Application for bucidnolol. We recorded $175,000 of income during fiscal 2008 as a result of our equity ownership of CPEC. Also as a result of the filing of the New Drug Application with the US Food and Drug Administration, we are obligated to pay $413,000 in the form of cash or stock at our election to the majority owner of CPEC who will in turn pay the original licensors of bucindolol per the terms of the 1994 Purchase Agreement of CPEC. The obligation is included in our financial statements under the heading “Accounts Payable.”

We incurred net interest expense of $437,000 during fiscal 2009 compared to net interest expense of $51,000 for fiscal 2008. The change reflects higher interest expense as a result of the issuance of the Senior Convertible Notes which bear interest at a rate of 7% as well as the related amortization of debt issuance costs and a note issuance discount. Interest expense also increased as a result of a higher average balance of our note payable with Elan. Interest income on our investments also decreased due to a lower level of investable assets as well as a lower level of interest rates during fiscal 2009 versus fiscal 2008.

During fiscal 2009 as a result of our March 2009 Financing, we were required to lower the exercise price of 4,687,000 warrants issued in our November 2005 Financing and in our 2007 Financing to $0.28 per share, the purchase price of the common stock and warrants issued on March 30, 2009. As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $38,000 which was charged to the statement of operations. During fiscal 2008 as a result of the issuance of Senior Convertible Notes, we were required to lower the exercise price of 4,687,000 warrants previously issued in our November 2005 Financing and in our 2007 Financing to $0.35 per share, the conversion price of the Senior Convertible Notes issued on August 1, 2008. As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $118,000 which was charged to the statement of operations.

During fiscal 2009, we recorded a gain of $49,000 related to the net increase in the market value of our trading securities. While during fiscal 2008, we recorded an “other-than-temporary” impairment charge of $49,000 based upon reduced market values of these securities.

Fiscal Year Ended September 30, 2008 Compared to Fiscal Year Ended September 30, 2007

We had a net loss of $2,973,000 for the fiscal year ended September 30, 2008, versus a net loss of $3,024,000 for fiscal 2007.

We did not generate any revenues through the sale of our drug candidates or grants during fiscal 2008 or fiscal 2007.

Research and Development

Research and development (“R&D”) expenses decreased $404,000, or 29%, to $977,000 for fiscal 2008 from $1,381,000 for fiscal 2007. The lower level of R&D expenses during the current period reflects a lower amount of employment, consulting and manufacturing expenses offset by a higher level of pre-clinical and patent expenses. Employment and consulting expenses were $152,000 during fiscal 2008 versus $434,000 during fiscal 2007. The decline in employment and consulting expenses reflects that we were completing our multiple dose clinical trail and were in the process of manufacturing bulk quantities of our lead drug candidate, AEOL 10150, during fiscal 2007, whereas during the current year we had restructured our research program to utilize outside research institutions and grants to perform our research activities and therefore had a lower level of employment and consulting expenses. During fiscal 2008, manufacturing costs were $136,000 compared to $526,000 during fiscal 2007. Offsetting these declines was an increase of $335,000 in outside research services as a result of our transition to outsourcing of research activities during the current period and $130,000 in patent fees as a result of an increase in patent filing activity.

General and Administrative

G&A expenses decreased $379,000, or 20%, to $1,540,000 for fiscal year 2008 from $1,919,000 for fiscal year 2007. G&A expenses were lower during fiscal year 2008 versus fiscal year 2007 due to a decline in employment costs, stock compensation expense and investor relations expense. Employment costs declined by $156,000 during fiscal 2008 compared to fiscal 2007, as the current year reflects employment costs of our sole employee, our Chief Executive Officer, whereas the prior year includes employment costs of two additional executive officers as well as severance and bonus costs to three executive officers. Stock compensation expense decreased by $216,000 as a result of the lower headcount during the current year. Investor relations expenses declined by $54,000, as a result of a decrease in the level of activity for our investor relations program. Offsetting these declines were increased consulting expenses in the amount of $65,000 for market analysis and out-licensing analysis for our drug candidates.

During fiscal 2008, CPEC received a milestone payment from ARCA. We recorded $175,000 of income during fiscal 2008 as a result of our equity ownership of CPEC. Also as a result of the filing of the NDA with the FDA, we are obligated to pay $413,000 in the form of cash or stock at our election to the majority owner of CPEC who will in turn pay the original licensors of bucindolol per the terms of the 1994 Purchase Agreement of CPEC. The obligation is included in our financial statements under the heading “Accounts Payable.”

We incurred net interest expense of $51,000 during fiscal year 2008 compared to net interest income of $51,000 for fiscal year 2007. The change reflects higher interest expense as a result of the issuance of the Senior Convertible Note which bears interest at a rate of 7% as well as the related amortization of debt issuance costs and a note issuance discount. Interest expense also increased as a result of a higher average balance of our note payable with Elan and the draws on our margin loan with UBS Financial Services, Inc. Interest income on our investments also decreased due to a lower level of investable assets as well as a lower level of interest rates during fiscal 2008 versus fiscal 2007.

During fiscal 2008 as a result of the issuance of Senior Convertible Notes, we were required to lower the exercise price of 4,687,000 warrants previously issued in our November 2005 Financing and in our 2007 Financing to $0.35 per share, the conversion price of the Senior Convertible Notes issued on August 1, 2008. As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $118,000 which was charged to the statement of operations.

During fiscal 2008, we recorded an “other-than-temporary” impairment charge of $49,000 based upon reduced market values of our auction-rate securities as determined based upon investment statements received from UBS Financial Services, Inc. During fiscal 2008, the auction rate securities which the Company has invested in have experienced auction failures as a result of the current disruptions in the credit markets. This is the first time the Company has experienced this type of event for our holdings of auction-rate securities and the Company believes that prior to February 13, 2008, the Company’s investment advisor, UBS, had not had a failed auction. The Company understands that the failure of auctions is broad based and not limited to those securities held by the Company. As a result of the failed auctions, our auction-rate securities are currently not liquid. Furthermore, the Company cannot predict how long they will remain illiquid.

During fiscal 2007, we recognized $225,000 in income as a result of the forgiveness of a portion of the principal balance of a note payable from Elan.  In connection with the termination of a note payable and issuance of a new note payable, we paid $300,000 in cash to Elan, Elan and the Company entered into a new note payable in the amount of $453,000 for a period of two years under substantially the same terms as the original note and Elan forgave $225,000 of the original note payable.

Liquidity and Capital Resources

We do not have any revenue and therefore we rely on investors, grants, collaborations and licensing of our compounds to finance our operations. As of September 21, 2010, we had approximately $2,456,000 of cash and cash equivalents, an increase of $1,810,000 from September 30, 2009. The increase in cash reflects gross proceeds of $4,300,000 from the issuance of equity in October 2009, July 2010 and August 2010 offset by expenses from operations. We believe we have adequate financial resources to conduct operations into the first quarter of fiscal year 2012, but in order to fund on-going operating cash requirements beyond that point, or to further accelerate or expand our programs, we need to raise significant additional funds.

We incurred significant losses from operations of approximately $2,222,000 and $1,372,000, and cash outflows from operations of approximately $1,795,000 and $1,390,000, for the nine months ended June 30, 2010 and for the nine months ended June 30, 2009, respectively. Our ongoing future cash requirements will depend on numerous factors, particularly the progress of our catalytic antioxidant program and clinical trials and our ability to negotiate and complete collaborative agreements or out-licensing arrangements. In order to help fund our on-going operating cash requirements, we intend to seek new collaborations for our antioxidant research program that include initial cash payments and on-going research support. In addition, we might sell additional shares of our stock and/or convertible debentures and explore other strategic and financial alternatives, including a merger with another company, the sale of stock and/or debt, the establishment of new collaborations for current research programs, that include initial cash payments and ongoing research support and the out-licensing of our compounds for development by a third party.

There are significant uncertainties as to our ability to access potential sources of capital. We may not be able to enter into any collaboration on terms acceptable to us, or at all, due to conditions in the pharmaceutical industry or in the economy in general or based on the prospects of our catalytic antioxidant program. Even if we are successful in obtaining collaboration for our antioxidant program, we may have to relinquish rights to technologies, product candidates or markets that we might otherwise develop ourselves. These same risks apply to any attempt to out-license our compounds.

Similarly, due to market conditions, the illiquid nature of our stock and other possible limitations on equity offerings, we may not be able to sell additional securities or raise other funds on terms acceptable to us, if at all. Any additional equity financing, if available, would likely result in substantial dilution to existing stockholders.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is forward-looking information, and actual results could vary.

Contractual Obligations

Our contractual obligations (in thousands) as of September 21, 2010 were as follows:

		Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-term debt (all current)	$663	$663	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	—	—	—	—	—
Purchase obligations	850	850	—	—	—
Total	$1,513	$1,513	$—	$—	$—

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources as defined under the rules of SEC Release No. FR-67. We do not have operating or capital leases.

Relationship with Goodnow Capital and Xmark Opportunity Partners, LLC

In July 2003, we initiated a series of transactions that led to our corporate reorganization and recapitalization. We obtained an aggregate of $8.0 million in secured bridge financing in the form of convertible promissory notes we issued to Goodnow. A portion of this financing allowed us to pay our past due payables and become current. We used the remainder for our operations, including a toxicology study for our catalytic antioxidant compounds under development as a treatment for ALS.

We completed our corporate reorganization on November 20, 2003. The reorganization involved the merger of our former parent company into one of our wholly owned subsidiaries. Upon consummation of the merger, a $3.0 million note held by Goodnow, including accrued interest, converted into 3,060,144 shares of our common stock. On April 19, 2004, we sold $10.26 million of our common stock in a private placement. In conjunction with the private placement, Goodnow voluntarily converted a $5.0 million debenture, including accrued interest thereon, into 5,046,875 shares of our common stock, which, along with the 3,060,144 shares issued in the merger and the 20 shares that Goodnow owned before the consummation of the merger, represented 58.1% of the shares of our common stock outstanding on November 30, 2004. As of September 21, 2010, Xmark Opportunity Partners, LLC, through its management of Goodnow and the Xmark Funds, and through the Xmark Voting Trust and options held by David Cavalier, had voting power over 68.6% of our outstanding common stock and had beneficial ownership, calculated based on SEC requirements, of approximately 70.0% of our common stock. As a result of this significant ownership, Xmark Opportunity Partners, LLC and its affiliates is able to control future actions voted on by stockholders of our company.

In addition, under the terms of the warrants to purchase up to 43,614,285 shares of our common stock issued to Xmark on October 6, 2009 as well as subsequent warrant issuances on July 30, 2010 and August 11, 2010 and any additional warrants issued pursuant to the put and/or call right granted in our August 2010 financing (collectively, the “Xmark Warrants”) if we were to pay a dividend on our common stock the exercise price of these warrants would be reset from $0.28 per share or $0.50 per share, as applicable, to $0.01 per share and the warrantholders would also receive any such dividend paid. The Xmark Warrants also contain a provision that provides for the reduction of the exercise price to $0.01 upon a change of control and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event. In addition, the Xmark Warrants, among other restrictions, prohibit the sale of the Company to an entity other than one that is publicly traded.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates, judgments and the policies underlying these estimates on a periodic basis as the situation changes, and regularly discuss financial events, policies, and issues with our independent registered public accounting firm and members of our audit committee. We routinely evaluate our estimates and policies regarding revenue recognition; clinical trial, preclinical, manufacturing and patent related liabilities; license obligations; inventory; intangible assets; share-based payments; and deferred tax assets.

We generally enter into contractual agreements with third-party vendors to provide clinical, preclinical and manufacturing services in the ordinary course of business. Many of these contracts are subject to milestone-based invoicing and the contract could extend over several years. We record liabilities under these contractual commitments when we determine an obligation has been incurred, regardless of the timing of the invoice. Patent-related liabilities are recorded based upon various assumptions or events that we believe are the most reasonable to each individual circumstance, as well as based upon historical experience. License milestone liabilities and the related expense are recorded when the milestone criterion achievement is probable. We have not recognized any assets for inventory, intangible items or deferred taxes as we have yet to receive regulatory approval for any of our compounds. Any potential asset that could be recorded in regards to any of these items is fully reserved. In all cases, actual results may differ from our estimates under different assumptions or conditions.

Market Risk

Our exposure to market risk is presently limited to the interest rate sensitivity of our cash and cash equivalents, which is affected by changes in the general level of U.S. interest rates. However, we believe that we are not subject to any material market risk exposure and do not expect that changes in interest rates would have a material effect upon our financial position. A hypothetical 10% change in interest rates would not have a material effect on our Statement of Operations or Cash Flows for the nine months ended June 30, 2010. We do not have any foreign currency or other derivative financial instruments. Our debt bears interest at a fixed rate.

BUSINESS

General

Aeolus Pharmaceuticals, Inc. (“we” or the “Company”), a Southern California-based biopharmaceutical company, is developing a new class of catalytic antioxidant compounds as a medical countermeasure against biological, chemical and radiological weapons  as well as for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. Our initial target indications are as a protective agent against the effects of acute radiation syndrome, sulfur mustard gas exposure and chlorine gas exposure. We have reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.

We were incorporated in the State of Delaware in 1994. Our common stock trades on the OTC Bulletin Board under the symbol “AOLS.”  Our principal executive offices are located at 26361 Crown Valley Parkway, Suite 150 Mission Viejo, California 92691, and our phone number at that address is (949) 481-9825. Our website address is www.aeoluspharma.com. However, the information on, or that can be accessed through, our website is not part of this prospectus. We also make available free of charge through our website our most recent annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

Business Overview

We are a pharmaceutical company engaged in development of medical countermeasures against biological, chemical and radiological weapons. We currently are testing our lead compound, AEOL 10150, in several indications each in various stages of development. Our lead indications are:

•	as a medical countermeasure against the effects of acute radiation syndrome (“ARS”) in the lungs,
•	as a medical countermeasure against the effects of ARS in the gastro-intestinal tract,
•	as a medical countermeasure against the effects of sulfur mustard gas, and
•	as a medical countermeasure against the effects of chlorine gas.

We also believe that our drug candidates may be an effective agent for preventing or treating diseases or conditions outside of bio-defense and plan to pursue this development if we are able to obtain funding specifically for this purpose or from revenue received from the commercialization of the drug candidates as a medical countermeasure. We believe the first such non-bio-defense indication will be as an adjuvant to radiation therapy. We believe that AEOL 10150 offers the advantages of dual use(i.e., ARS and cancer radiation therapy), the potential ability to address multiple threats (i.e., ARS, sulfur mustard gas, and chlorine gas) and multiple syndromes within ARS (pulmonary and gastrointestinal (“GI”)) establish its potential to offer a revolutionary increase in capability compared with currently available medical countermeasures (“MCM”).

We also have two programs underway for the development of our second drug candidate, AEOL 11207, for the potential treatment of epilepsy and Parkinson’s disease. These programs are being funded in part by private foundation and government grants.

Aeolus’ Catalytic Antioxidant Program

The findings of research on natural antioxidant enzymes and antioxidant scavengers support the concept of antioxidants as a broad new class of pharmaceuticals if certain limitations noted below could be overcome. We established our research and development program to explore and exploit the therapeutic potential of small molecule catalytic antioxidants. We have achieved our initial research objectives and have begun to extend our preclinical accomplishments into non-clinical studies, clinical trials and drug development programs.

Our catalytic antioxidant program is designed to:

•	retain the catalytic mechanism and high antioxidant efficiency of the natural enzymes, and
•	create and develop stable and small molecule antioxidants without the limitations of superoxide dismutase (“SOD”) so that they:
o      have broader antioxidant activity,
o      have better tissue penetration,
o      have a longer life in the body, and
o      are not proteins, which are more difficult and expensive to manufacture.

We have created a class of small molecules that consume reactive oxygen and nitrogen species catalytically; that is, these molecules are not themselves consumed in the reaction. Our class of compounds is a group of manganoporphyrins (an anti-oxidant containing manganese) that retain the benefits of antioxidant enzymes, are active in animal models of disease and, unlike the body’s own enzymes, have properties that make them suitable drug development candidates. Our most advanced compound, AEOL 10150, is a small molecule catalytic antioxidant that has shown the ability to scavenge a broad range of reactive oxygen species, or free radicals. As a catalytic antioxidant, AEOL 10150 mimics and thereby amplifies the body’s natural enzymatic systems for eliminating these damaging compounds. Because oxygen and nitrogen-derived reactive species are believed to have an important role in the pathogenesis of many diseases, we believe that Aeolus’ catalytic antioxidants and AEOL 10150 may have a broad range of potential therapeutic uses. AEOL 10150 has shown efficacy in a variety of animal models, including sulfur mustard gas exposure, as a protectant against radiation exposure, ALS, stroke, radiation injury, pulmonary diseases, and diabetes. We filed an Investigational New Drug Application (“IND”) for AEOL 10150 in April 2004 under which clinical trials were conducted as more fully described below under the heading “AEOL 10150 Clinical Development Program.”  For a more detailed description of antioxidants see the section below titled “Background on Antioxidants.”

AEOL 10150 as a potential medical countermeasure against the effects of acute radiation syndrome in the lungs

Overview

During recent years, the threat of nuclear attack on U.S. soil has increased. The lack of efficient post-exposure treatments for victims experiencing acute radiation toxicity presents a serious problem should an attack with a radiological device occur. The most important components of acute radiation syndrome are the hematopoietic (formation of blood cellular compounds) and gastrointestinal syndrome. However, both lethal hematopoietic and gastrointestinal syndromes are potentially avoidable with proper treatment and complications to later responding tissues may subsequently become a major problem. A nuclear incident is also likely to result in a wide inhomogeneous distribution of radiation doses to the body that allows hematological recovery but a higher exposure to the thorax leaves open the risk of serious pulmonary complications. Research has shown that one of the primary concerns associated with the exposure to upper half body irradiation or total body irradiation is an acute but delayed onset of radiation pneumonitis (inflammation of lung tissue) with an incidence that rises very steeply at relatively low radiation doses. Experience points out that one of the primary complications associated with the exposure to upper half body irradiation or total body irradiation is pulmonary tissue toxicity. In situations of accidental exposure, it was initially assumed that a whole-body dose exceeding 10 Gray (“Gy”) was inevitably fatal. However, experience with nuclear accident victims suggests that when patients survive gastrointestinal and bone marrow syndromes, respiratory failure due to radiation pneumonitis and lung fibrosis becomes the major cause of death. The goal of our research is to complete the development of a safe and effective medical countermeasure to mitigate radiation-induced pulmonary injury. AEOL 10150 has been shown in animal studies to mitigate radiation-induced lung injury when given 2 hours, and possibly up to 8 weeks after irradiation. AEOL 10150 has demonstrated statistically significant survival efficacy in an acute radiation-induced lung injury model. AEOL 10150 has also demonstrated efficacy in validated animal models for the GI sub-syndrome of ARS. Based on this research, Aeolus is developing AEOL 10150 as a medical countermeasure (“MCM”) to ARS related pulmonary injury. AEOL 10150’s pharmacologic mechanism of action is well supported by findings that correlate efficacy with suppression of oxidative stress pathways and markers in the lung. Our current research is aimed to determine the optimum dose level and duration of treatment to optimize mitigation of lung injury and to determine the length of the window of opportunity for initiation of treatment to achieve mitigation of lung injury.

Pre- clinical studies

Clinical experience and experience with nuclear accident victims points out that one of the primary concerns associated with radiation exposure is an acute but delayed onset of radiation pneumonitis with an incidence that rises very steeply at relatively low radiation doses (to 90-percent occurrence at 11 Gy. To evaluate AEOL 10150’s ability to mitigate acute radiation-induced lung injury, mice were exposed to 15 Gy of upper half body irradiation (“UHBI”) and subsequently treated with AEOL 10150.

In a study led by Zeljko Vujaskovic, M.D. Ph.D. at Duke University Medical Center, C57BL/6 female mice were randomized into six groups. Each of the groups was paired to include irradiated and non-irradiated groups of animals that were untreated, treated with a low dose (10 mg/kg) of AEOL 10150, or treated with a high dose of AEOL 10150 (20 mg/kg). Animals received treatments subcutaneously beginning 2 hours after irradiation (20 and 40 mg/kg initial loading dose, respectively) followed by a maintenance dose of half the initial dose three times per week for 4 weeks. Survival, wet lung weights and body weights, histopathology, and immunohisto-hemistry were used to assess lung damage. Results demonstrate that treatment with AEOL 10150 increased survival (Fig. 1), maintained body weight (Fig. 2), protected lung tissue (Fig. 3 and 4), and reduced oxidative stress (via DNA and protein oxidation analysis) compared with untreated irradiated animals.

Figure 1. Kaplan Meier survival curves for C57BL/6J mice after upper half body irradiation. The survival data displayed that there were no deaths in the sham-irradiated animals and animals receiving drug alone. In contrast, 9/20 (45%) of the animals that received 15 Gy UHBI died during the 6-week follow-up period. Treatment with low/high doses of AEOL 10150 markedly reduced radiation-induced mortality to only 10% (2/20).
Figure 2: Average body weight changes among groups. UHBI alone mice demonstrated significant weight loss beginning 3 weeks post-exposure compared with UHBI + low/high doses of AEOL 10150 groups.

Figure 3. Wet lung weights. Wet lung weights were measured as an index of pulmonary edema and consolidation. UHBI alone mice had significantly higher wet lung weights than did the UHBI + low/high doses AEOL10150 groups. *=p < 0.05

Figure 4. Hematoxylin and Eosin Staining of Lung Tissue. Lung histology at 6 weeks revealed a significant decrease in lung structural damage in UHBI + low/high doses of AEOL 10150 groups, in comparison with UHBI alone. 20x magnification.

Data from a study in which AEOL 10150 was administered to 40 mice who had been exposed to radiation also show a statistically significant increase in survival rates among mice who were treated with AEOL 10150 compared to controls.

Additionally, mice receiving AEOL 10150 experienced a reversal in weight loss seen in the untreated mice. The six month study, led by Dr. Vujaskovic, was designed to test the efficacy of AEOL 10150 as a treatment for damage to the lungs due to exposure to radiation. At 45 days, all of the animals in the untreated group had either died or had to be sacrificed based on animal care rules. The remaining animals that received AEOL 10150 did not need to be sacrificed based on animal care rules, but a majority were sacrificed in order to increase the numbers that could be compared to the untreated animals sacrificed at 45 days, since there would be no untreated animals for comparison at the end of six months. A number of treated animals continued to be monitored until the end of six months and analysis of those animals is currently underway. In addition to the statistically significant (P< 0.05) survival advantage, statistically significant differences in body weights and wet lung weights were seen over the first six weeks of the study. Untreated mice experienced a steady decline in body weight over the six weeks, while treated animals experienced weight gain that was just slightly less than that seen in the controls (animals not receiving radiation). AEOL 10150 also demonstrated statistically significant reductions in markers for oxidative stress and inflammation – secondary endpoints for the study.

A number of other preclinical studies by Dr. Vujaskovic; Mitchell Anscher, MD, et al at Duke University have demonstrated the efficacy of AEOL 10150 in radioprotection of normal tissue. Chronic administration of AEOL 10150 by continuous, subcutaneous infusion for 10 weeks has demonstrated a significant protective effect from radiation-induced lung injury in rats. Female Fisher 344 rats were randomly divided into four different dose groups (0, 1, 10 and 30 mg/kg/day of AEOL 10150), receiving either short (one week) or long-term (ten weeks) drug administration via osmotic pumps. Animals received single dose radiation therapy of 28 Gy to the right hemithorax. Breathing rates, body weights, histopathology and immunohistochemistry were used to assess lung damage. For the long term administration, functional determinants of lung damage 20 weeks post-radiation were significantly decreased by AEOL 10150. Lung histology at 20 weeks revealed a significant decrease in structural damage and fibrosis. Immunohistochemistry demonstrated a significant reduction in macrophage accumulation, collagen deposition and fibrosis, oxidative stress and hypoxia in animals receiving radiation therapy along with AEOL 10150. There were no significant differences between the irradiated controls, and the 3 groups receiving short-term administration of AEOL 10150 and single dose radiation therapy. Figure 5 below shows a semi-quantitative analyses of lung histology at 20 weeks which revealed a significant decrease in structural damage and its severity in animals receiving 10 and 30 mg/kg/day after radiation in comparison to radiation therapy along with placebo group or radiation therapy along with 1 mg/kg of AEOL 10150 (p = 0.01).

Figure 5 above shows that AEOL 10150 treatment decreases the severity of damage and increases the percentage of lung tissue with no damage from radiation therapy (Rabbani et al Int J Rad Oncol Biol Phys 67:573-80, 2007).

Two additional studies examining the effect of subcutaneous injections of AEOL 10150 on radiation-induced lung injury in rats have been completed. The compound was administered subcutaneously by a b.i.d. dosing regime (i.e., 2.5 mg/kg or 5.0 mg/kg) on the first day of radiation and daily for five consecutive weeks. Radiation was fractionated rather than single dose, with 40 Gy divided in five 8 Gy doses. Preliminary immunohistologic analyses of the lung tissue from these two studies showed a dose dependent decrease in the inflammatory response quantified by the number of activated macrophages or areas of cell damage.

These in vivo studies employing subcutaneous administration of AEOL 10150, either by continuous infusion via osmotic pump or BID injection, demonstrate that AEOL 10150 protects healthy lung tissue from radiation injury delivered either in a single dose or by fractionated radiation therapy doses. AEOL 10150 mediates its protective effect(s) by inhibiting a number of events in the inflammatory cascade induced by radiation damage. Additional in vivo studies have been performed that provide support for manganoporphyrin antioxidant protection of lung tissue from radiation. Treatment with a related manganoporphyrin compound, AEOL 10113 significantly improved pulmonary function, decreased histopathologic markers of lung fibrosis, decreased collagen (hydroxyproline) content, plasma levels of the profibrogenic cytokine, transforming growth factor beta (TGF-β) and, as demonstrated by immunohistochemistry of lung tissue, collagen deposition and TGF-β.

In summary, AEOL 10150 has consistently shown a protective effect against the harmful effects in radiation, including when the drug is administered up to 72 hours after exposure.

We have recently initiated another study in mice to determine the optimal length of treatment with AEOL 10150 when used as a MCM to ARS in the lungs. This study, led by Dr. Vujaskovic, is designed to build on the recently completed study that demonstrated the efficacy of AEOL 10150 as a treatment for damage to the lungs due to exposure to radiation (described in detail above), and determine the most effective duration of delivery for treatment after exposure. We expect that this study will provide important insight into the most appropriate length of treatment with AEOL 10150 to protect the lungs following exposure to radiation and will be the basis for the design of a pivotal study in mice, which we expect will be one of the two species necessary for approval of AEOL 10150 as a MCM to ARS under the US FDA’s Animal Rule.

Non- clinical studies

We have initiated a study to confirm the efficacy of AEOL 10150 as a countermeasure to nuclear and radiological exposure in non-human primates. The new study is designed to test the efficacy of AEOL 10150 as a treatment for damage to the lungs due to exposure to radiation and to begin establishing an animal model that can be validated and could be utilized by the U.S. Food and Drug Administration (“FDA”) for approval of a countermeasure for Pulmonary Acute Radiation Syndrome under the “Animal Rule”. The FDA “Animal Rule” enumerates criteria whereby the FDA can rely on animal efficacy data when “evidence is needed to demonstrate efficacy of new drugs against lethal or permanently disabling toxic substances when efficacy studies in humans, ethically cannot be conducted.” The criteria are discussed below.

The new study builds on results from previous studies in rats and mice where it was shown that doses in the range of 5 to 30 mg/kg AEOL 10150 given daily up to 24 hours after irradiation and administered for as long as 10 weeks mitigate functional lung injury in rats and led to a statistically significant survival advantage in mice. Investigators will examine both the acute and latent effects of radiation on the lungs and the impact that AEOL 10150 has on mitigating those effects. In rodents, non-human primates and humans, radiation of the lungs can cause reduced breathing capacity, pneumonitis, fibrosis, weight loss and death and is characterized by oxidative stress, inflammation and elevated macrophage counts. AEOL 10150 has proven to be an effective countermeasure to radiation exposure of the lungs in mice and rats in published studies such as Rabbani et al Int J Rad Oncol Biol Phys 67:573-80, 2007, Rabbani et al Free Rad Res 41:1273-82, 2007 and Gridley et al Anticancer Res 27:3101-9, 2007.

Clinical studies

We believe our two previous phase 1 clinical studies can be utilized in any potential investigational new drug application (an “IND”) and New Drug Application (“NDA”) filing with the FDA for AEOL 10150 as MCM for ARS. At this time, we do not have any clinical trials underway but are in the process of planning additional safety studies.

Future Development Plans

Aeolus’ objective is to develop AEOL 10150 as a MCM against ARS pulmonary effects, via the FDA’s “Animal Rule”. This development pathway requires demonstration of the key study efficacy parameter of AEOL 10150 treatment in two animal models relevant to the human radiation response and its treatment, demonstration of safety in humans, demonstration of relevant dosing and administration in humans, and clear identification of the mechanism of radiation-induced damage to the lung and its amelioration by the drug candidate.

AEOL 10150 has several distinct advantages as a MCM, including the following:

•	Demonstrated survival increase in animal studies when administered 2 hours after exposure (P<0.05),
•	Demonstrated reduction in lung fibrosis in animal studies up to 24 hours post exposure (P<0.05),
•	Demonstrated histological improvement in lung tissue post-radiation exposure,
•	Addresses an unmet medical need as a MCM to lung ARS,
•	Established safety profile in both clinical and pre-clinical studies,
•	Subcutaneous self-administration possible by exposed individuals during emergency,
•	Rapid administration, allowing large numbers of patients to be treated quickly,
•	Stable for up to 4½ years at 0–8°C and 1 year at room temperature,
•	Requires no non-standard storage conditions (i.e., not photosensitive),
•	Currently in development as an adjunct to radiation therapy; if approved will provide a pre-existing distribution and stockpile resource at oncology centers in the event of a radiological emergency,
•	Demonstrated potential as both a therapeutic and prophylactic,
•	Demonstrated potential to address multiple sub-syndromes of ARS,
•	Demonstrated potential to address sulfur mustard gas and chlorine gas exposure, and
•	Potential dual use as an adjunct treatment for cancer patients receiving radiation therapy.

We believe in order to file an NDA for ARS with the FDA, we will need to demonstrate efficacy in Animal Models and demonstrate product safety which is based upon the FDA’s “Animal Rule”. We also plan on pursuing Fast Track submission status for this indication, enabling priority review and enabling rolling NDA submission if accepted by the FDA.

The FDA “Animal Rule” enumerates criteria whereby the FDA can rely on animal efficacy data when “evidence is needed to demonstrate efficacy of new drugs against lethal or permanently disabling toxic substances when efficacy studies in humans, ethically cannot be conducted. The criteria are as follows:

•	Knowledge of the mechanism of radiation-induced damage to the lung and its amelioration by the candidate drug.
•	Pharmacokinetic and pharmacodynamic analysis to provide information on relevant dose and administration schedule.
•	Direct correlation of key study parameters (e.g., survival or major morbidity) with the desired clinical benefit in humans.
•	Collection of efficacy data in two species relevant to the human radiation response and its treatment unless otherwise justified under GLP-compliant conditions.
•	A Phase 1 safety trial using the same product and formulation as used in the pivotal trial(s) required.

Demonstrate Efficacy in Animal Models

Our efficacy plan is designed to accomplish two key goals: the validation of two animal models for acute radiation-induced lung injury and the generation of pivotal efficacy data in these species. The efficacy data produced in pivotal studies using these validated models will provide the data required to demonstrate efficacy of AEOL 10150 at the dose and schedule proposed for licensure. A second criterion of the “Animal Rule” is that the models must be reflective of “real world” conditions to which a human is likely to be exposed. The proposed models have been designed to reflect these real world conditions. Initial studies have been conducted with whole thorax exposure models to irradiate the total lung parenchym, and will be followed by studies with Total Body Irradiation (“TBI”) with shielding of roughly 5 percent of bone marrow. This study design mimics real world conditions in which it is anticipated that many of those exposed to radiation will benefit from some shielding (e.g., from cars, buildings, etc.), which will protect some bone marrow and allow for survival without a bone marrow transplant. This shielding approach has been used to develop both murine and NHP models for GI ARS and in the NHP for radiation-induced lung injury.

Demonstrate Product Safety

For product approval under the Animal Rule, we will also demonstrate product safety using the same product and formulation used in the animal efficacy trials and proposed for use in humans. Demonstration of safety includes preclinical demonstration of safety via the standard pre-clinical studies and analyses methods and human safety trials sufficient to demonstrate product safety in the target patient population. We believe our safety studies completed as a therapy for ALS may be utilized to demonstrate safety for this indication. As a result, we believe it may only be necessary to conduct mutagenicity and teratogenicity studies for completion of the pre-clinical package required for NDA filing and product licensure. We also plan to conduct additional human clinical safety studies in healthy normal volunteers as well as in patients receiving radiation therapy. This will provide safety data in a broad population, as well as in a population similar to that for which the final product indication will be targeted (i.e., patients receiving high radiation doses sufficient to cause radiation-related lung damage) for a longer period of treatment with our compound.

Competition

Currently there are no FDA-approved drugs for the treatment of ARS related pulmonary injury. We are also not aware of any other drug candidates that have demonstrated the ability to protect the lungs from radiation given post exposure which we believe is a critical aspect of the development of a medical countermeasure against the effects of acute radiation syndrome.

However, in general, we face significant competition for U.S. government funding for both development and procurement of medical countermeasures for biological, chemical and nuclear threats, diagnostic testing systems and other emergency preparedness countermeasures. The U.S. federal government has currently allocated a significant amount of research funding to the development of countermeasures against the effects of radiation exposure. As a result, there are many drug candidates under development as a possible countermeasure against the effects of radiation exposure.

Funding Options

We are currently internally funding the development of AEOL 10150 as a MCM for ARS related pulmonary injury, however, AEOL 10150 was recently chosen by the NIH/NIAID for evaluation in their Medical Countermeasures Against Radiological Threats (“MCART”) program for the treatment of ARS related GI and pulmonary injury.

We have also submitted a white paper to the Biomedical Advanced Research and Development Authority (“BARDA”) in response to Special Instructions Amendment 4 to a Broad Agency Announcement (BAA-BARDA-09-34) for advanced research and development of medical countermeasures for chemical, biological, radiological and nuclear threats. The purpose of the special instructions amendment is to specifically solicit solutions for treating cutaneous and/or pulmonary (life-threatening pneumonitis and fibrosis) injuries resulting from exposure to ionizing radiation. BARDA is interested in advanced development and eventual licensure/approval of medical countermeasures for cutaneous and/or pulmonary injuries resulting from an acute exposure to radiation from a radiological/nuclear accident or attack, particularly injuries associated with ARS or Delayed Effects of Acute Radiation Exposure (“DEARE”). BARDA is seeking safe and effective medical countermeasures that mitigate, treat, affect, delay, or interrupt the progression of cutaneous and/or pulmonary injury caused by ionizing radiation. Aeolus is requesting funding to further develop AEOL 10150 for the treatment and prevention of such pulmonary injuries, including pneumonitis and fibrosis.

On December 28, 2009, BARDA informed the Company that its white paper had been accepted for full proposal, and on February 24, 2010, the Company submitted a full proposal to BARDA for the funding of its Lung ARS program.  BARDA has not yet announced a decision on the Company’s proposal.

We are also exploring other possible funding sources such as the Department of Defense (the “DoD”) and the Chemical Biological Medical Systems Joint Project Management Office (“CBMS-JPMO”).  The Company has also benefited from current and past support from NIH-NIAID for both its lung and GI ARS programs, and expects to continue to receive ongoing research support from NIH-NIAID.

AEOL 10150 as a potential medical countermeasure against the effects of radiation on the gastro-intestinal tract

Overview

Acute radiation syndrome of the gastro-intestinal tract (“GI-ARS”) is a massive, currently untreatable, problem following high-dose, potentially lethal radiation exposure. Agents that mitigate these effects would reduce sickness and hopefully prevent fatalities. The intestinal epithelium, a single layer of cells lining the surface of the GI lumen, is responsible for vital functions of nutrient absorption, maintaining fluid and electrolyte balance and protection of the body from bacteria, bacterial toxins and non absorbed materials. The functional integrity of the GI system is maintained via incessant production of epithelial cells from specialized stem cells located in crypts at the base of the epithelium. High-dose, total-body irradiation can result in a lethal GI syndrome that results in significant morbidity and mortality within days consequent to killing of the crypt stem cells and loss of the protective and absorptive epithelial barrier. There are no FDA-approved drugs or biologics to treat the acute GI-ARS syndrome.

Pre- clinical studies

The National Institutes of Health’s (“NIH”), National Institute of Allergy and Infectious Diseases (“NIAID”) Radiation/Nuclear Medical Countermeasures development program is currently testing AEOL 10150 as a countermeasure for radiation exposure to the GI tract. The studies are being funded by NIAID and are  designed to test the efficacy of AEOL 10150 as a treatment for damage to the GI tract due to exposure to radiation.

In the first completed study, the  protocol called for the examination of both histological and survival endpoints in C57BL/6 mice in a multi-armed vehicle-controlled trial. For the histological portion, crypt histology was assessed with crypt number and crypt width being the primary endpoint. Animals receiving AEOL 10150 began dosing 24 hours after radiation exposure and received one dose per day for the remainder of the study. Study results have demonstrated that AEOL 10150 can effectively increase regeneration of GI stem cells, reduce the severity and duration of diarrhea and improve survival when administered at 24 hours after doses of total-body irradiation that produce the lethal GI syndrome. The study was conducted by Epistem in compliance with criteria of the FDA that are a pre-requisite for movement of the Aeolus drug along the pathway for FDA licensure to treat lethally irradiated persons in the event of a terrorist nuclear act. Epistem operates a major contract research organization and provides services to identify novel drugs that can protect or improve the repair of the GI tract following exposure to irradiation and performed these studies as part of NIH’s program for the screening of a novel agents for bio-defense applications.

A second study, also funded by NIH-NIAID, was initiated in mice at Epistem during March 2010.  Results from this study are being analyzed and the Company hopes to be able to report them shortly, along with next steps in the GI ARS development program.

We are unaware of any published studies of agents that accomplish this enhanced stem cell regenerative effect while maintaining GI function and improving survival when administered post irradiation.

Future Development Plans

In collaboration with NIH NIAID, we are planning additional studies to confirm the efficacy results demonstrated in the studies described above. We also expect to perform additional studies which could be funded by NIH, NIAID to optimize dose and duration of delivery, and to evaluate the window of opportunity for treatment after exposure.

Upon completion of these studies we would need to demonstrate efficacy in Animal Models and demonstrate product safety based upon the FDA’s “Animal Rule”. We also plan on pursuing Fast Track submission status for this indication, enabling priority review and enabling rolling NDA submission if accepted by the FDA. Under the ‘Animal Rule’, we would need to complete pivotal studies in two species relevant to the human radiation response and its treatment. We believe that these studies can be completed using existing validated models for both murine and NHP. This study design would also mimic real world conditions in which it is anticipated that many of those exposed to radiation will benefit from some shielding (e.g., from cars, buildings, etc.), which will protect some bone marrow and allow for survival without a bone marrow transplant.

We will also demonstrate product safety using the same product and formulation used in the animal efficacy trials and proposed for use in humans. Demonstration of safety includes preclinical demonstration of safety via the standard pre-clinical studies and analyses methods and Phase I safety trials sufficient to demonstrate product safety in the target patient population. We believe our safety studies completed as a therapy for ALS may be utilized to demonstrate safety for this indication. As a result, we believe it may only be necessary to conduct mutagenicity and teratogenicity studies for completion of the pre-clinical package required for NDA filing and product licensure. We also plan to conduct additional human  clinical safety studies in healthy normal volunteers, and patients receiving radiation therapy. This will provide safety data in a broad population, as well as in a population similar to that for which the final product indication will be targeted (i.e., patients receiving high radiation doses sufficient to cause radiation-related lung damage) for a longer period of treatment with our compound.

Competition

We are unaware of any compounds that protect crypt cells and that increase survival when given to animals exposed to radiation at levels greater than 10 Gys and given after exposure. There are several companies developing drug candidates that have shown efficacy when given prior to exposure or at lower levels of radiation.

However, in general, we face significant competition for U.S. government funding for both development and procurement of medical countermeasures for biological, chemical and nuclear threats, diagnostic testing systems and other emergency preparedness countermeasures. The U.S. federal government has currently allocated a significant amount of research funding to the development of countermeasures against the effects of radiation exposure. As a result, there are many drug candidates under development as possible countermeasures against the effects of radiation exposure.

Funding Options

AEOL 10150 as a MCM for GI-ARS is being tested by the NIH NIAID Medical Countermeasures Against Radiological Threats (“MCART”). The NIH NIAID MCART development program leads the U.S. effort to develop treatments for radiation sickness following a nuclear terrorist attack. GI-ARS is a potentially fatal, currently untreatable, problem following high-dose radiation exposure. Agents that mitigate these effects could reduce sickness and hopefully prevent fatalities. There are currently no medications approved by the FDA to treat this syndrome.

We are also exploring other possible funding sources such as BARDA and the DoD.

AEOL 10150 as a potential medical countermeasure against the effects of sulfur mustard gas

Overview

Sulfur mustards, of which sulfur mustard gas is a member, are a class of related cytotoxic, vesicant chemical warfare agents with the ability to form large blisters on exposed skin and cause pneumonitis and fibrosis in the lungs. In their pure form most sulfur mustards are colorless, odorless, viscous liquids at room temperature. When used as warfare agents they are usually yellow-brown in color and have an odor resembling mustard plants, garlic or horseradish. Mustard agents, including sulfur mustard, are regulated under the 1993 Chemical Weapons Convention. Three classes of chemicals are monitored under this Convention, with sulfur and nitrogen mustard grouped in the highest risk class, “schedule 1”. However, concerns about its use in a terrorist attack have lead to resurgence in research to develop a protectant against exposure.

The increased risk of a terrorist attack in the United States involving chemical agents has created new challenges for many departments and agencies across the federal government. Within the Department of Health and Human Services, the NIH is taking a leadership role in pursuing the development of new and improved medical countermeasures designed to prevent, diagnose, and treat the conditions caused by potential and existing chemical agents of terrorism. In addition, many of the same chemicals posing a threat as terrorist agents may also be released from transportation and storage facilities by industrial accidents or during a natural disaster. The NIH has developed a comprehensive Countermeasures Against Chemical Threats (“CounterACT”) Research Network that includes Research Centers of Excellence, individual research projects, SBIRs, contracts and other programs. The CounterACT network is conducting basic, translational, and clinical research aimed at the discovery and/or identification of better therapeutic and diagnostic medical countermeasures against chemical threat agents, and their movement through the regulatory process. The overarching goal of this research program is to enhance our diagnostic and treatment response capabilities during an emergency.

Another critical goal of the CounterACT program is to assist in the development of safe and effective medical countermeasures designed to prevent, diagnose, and treat the conditions caused by potential and existing chemical agents of terrorism which can be added to the Nation’s Strategic National Stockpile (“SNS”). The SNS is maintained by the Centers for Disease Control and Prevention (“CDC”). The SNS now contains CHEMPACKS which are located in secure, environmentally controlled areas throughout the United States available for rapid distribution in case of emergency. The CDC has established a diagnostic response network for the detection of nerve agents, mustard, cyanide and toxic metals. The NIH will continue to research, develop and improve medical products that include chemical antidotes, drugs to reduce morbidity and mitigate injury, drugs to reduce secondary chemical exposure and diagnostic tests and assessment tools to be used in mass casualty situations.

Sulfur mustard gas is a strong vesicant (blister-causing agent). Due to its alkylating properties, it is also strongly mutagenic (causing damage to the DNA of exposed cells) and carcinogenic (cancer causing). Those exposed usually suffer no immediate symptoms. Within 4 to 24 hours the exposure develops into deep, itching or burning blisters wherever the mustard contacted the skin; the eyes (if exposed) become sore and the eyelids swollen, possibly leading to conjunctivitis and blindness. At very high concentrations, if inhaled, it causes bleeding and blistering within the respiratory system, damaging the mucous membrane and causing pulmonary edema. Blister agent exposure over more than 50% body surface area is usually fatal.

The NIH awarded a five-year, $7.8 million grant to National Jewish Health and the University of Colorado Health Sciences Center, both in Denver, Colorado. This Center of Excellence was developed to focus on sulfur mustard toxicity in the lung and skin and the long-term goal is to develop an effective treatment for sulfur mustard gas induced injury in lung and skin. Members of the Center have been testing numerous compounds with the goal to identify optimal compounds, route and mode of delivery. Research projects are ongoing to determine countermeasures that will help establish specific interventions needed to treat sulfur mustard gas-induced injury. After three years of research, AEOL 10150 has been identified by the National Jewish Health Center of Excellence as the lead compound for its center, and research work there has been focused on further testing and studies of AEOL 10150.

Research in the area of sulfur mustard gas-mediated lung injury has provided experimental evidence that the mechanisms of these injuries are directly linked to the formation of reactive oxygen and nitrogen species and that superoxide dismutase and catalase can improve injury responses. This theory has led to the hypothesis that the administration of catalytic antioxidant therapy can protect against sulfur mustard gas-induced acute lung and dermal injury. AEOL 10150 has already been shown to be well tolerated in humans and could be rapidly developed as a drug candidate in this area pending animal efficacy data.

Researchers have found that the chemical warfare agent analog, 2-chloroethyl ethyl sulfide (“CEES”)-induced lung injury could be improved by both exogenous superoxide dismutase and catalase. Both of these natural enzymes are important catalytic antioxidants and both of these reactions are exhibited by metalloporphyrins. CEES-induced lung injury is dependent in part upon blood neutrophils. Activated neutrophils are an important source of reactive oxygen species that are known to contribute to lung injury responses. Antioxidants have also been shown to protect against CEES-induced dermal injury. Mustard exposure is often associated with producing acute respiratory distress syndrome (“ARDS”) that requires supplemental oxygen therapy to maintain adequate tissue oxygenation.

Pre-clinical studies

Studies performed by researchers from National Jewish Health demonstrated that AEOL 10150 showed statistically significant protection of lung tissue in animals exposed to CEES or half-mustard. In a study sponsored by the NIH CounterACT program, AEOL 10150 was tested along with 19 other compounds to determine effectiveness in protecting lung tissue against edema and hemorrhage resulting from exposure to sulfur mustard gas.

In the first study, AEOL 10150 was given to rats one hour after CEES exposure and again 6 hours later. Eighteen hours after exposure, lung edema and hemorrhage was assessed by changes in the bronchoalveolar lavage protein and red blood cell levels. AEOL 10150 significantly reduced (p<0.05) sulfur mustard gas-induced lung edema and hemorrhage. These results suggest that AEOL 10150 rescues the lung damage from sulfur mustard gas exposure and may provide a countermeasure against sulfur mustard gas-induced lung injury. Further studies at National Jewish Health and the University of Colorado showed that doses in the range of 5 to 30 mg/kg of AEOL 10150 given at one and eight hours after exposure mitigate both lung and skin injury in animal models. Doses in the range of 5 to 10 mg/kg/d showed the most potent effect including significant mitigation as assessed by histopathology and immunohistochemistry.

Non-clinical studies

In 2009, several studies were launched to test the efficacy of AEOL 10150 as a treatment for damage to the skin and  lungs due to exposure to sulfur mustard gas and to examine potential effective doses, duration of delivery and the window of opportunity for treatment after exposure. The studies are being conducted using “whole” sulfur mustard gas at Lovelace Respiratory Research Institute, another CounterACT Center of Excellence, and using CEES at National Jewish Health and build on results from previous studies using CEES conducted at National Jewish Health and the University of Colorado.

The first whole sulfur mustard study was completed in October 2009. The study demonstrated that AEOL 10150 protects lungs from whole sulfur mustard gas exposure in rats. The data affirmed our earlier studies where AEOL 10150 protected the lung against the half-mustard, CEES. The primary objective of the studies was to determine whether administration of AEOL 10150, after exposure, reduces the severity of acute lung injury induced by sulfur mustard gas. AEOL 10150 was given to rats one hour after sulfur mustard exposure and repeated every 6 hours. Twenty-four hours after exposure, lung edema was assessed by changes in the bronchoalveolar lavage (“BAL”) protein levels. AEOL 10150 significantly reduced (p<0.05) sulfur mustard gas-induced lung edema as measured by BAL protein levels. In addition, AEOL 10150 decreased SM-induced increase in the numbers of BAL neutrophils. These results indicate that AEOL 10150 can attenuate lung injury from sulfur mustard gas exposure and may provide an effective countermeasure against sulfur mustard gas-induced lung injury.

A second whole mustard study was completed in third quarter of fiscal year 2010.  The primary objective of this study was to determine whether administration of AEOL 10150, after exposure, reduces the severity of acute lung injury induced by mustard gas. AEOL 10150 was given to rats one hour after sulfur mustard vapor exposure and repeated every 6 hours. Twenty-four hours after exposure, lung edema was assessed by changes in the bronchoalveolar lavage (BAL) protein levels. AEOL 10150 significantly reduced (p<0.05) mustard gas-induced lung edema as measured by bronchoalveolar lavage protein levels. In addition, AEOL 10150 decreased SM-induced increases in macrophages (p<0.05) and epithelial cells in BAL fluid (P<0.05). In all three measurements AEOL 10150 provided approximately 100 percent protection – with levels approximating that of the control animals in the study. These results indicate that AEOL 10150 can attenuate lung injury from mustard gas exposure and may provide an effective countermeasure against mustard gas-induced lung injury.

A third whole mustard study, with higher levels of exposure to sulfur mustard gas, was initiated in the fourth quarter of fiscal year 2010.  The in life portion of the study has been completed and analysis of the data is currently underway.

Future Development Plans

Upon completion of the ongoing studies, we expect to perform additional studies to confirm the results obtained in CEES and whole sulfur mustard studies.

Following these confirmatory studies, we seek to launch the two pivotal efficacy studies required for approval by the FDA under the ‘Animal Rule’ as well as complete the necessary safety studies as further described under the heading AEOL 10150 as a potential medical countermeasure against the effects of acute radiation syndrome in the lungs – Future Development Plans – Demonstrate Product Safety.

Competition

There are currently no effective treatments for sulfur mustard gas exposure and AEOL 10150 is a major focus of a sponsored research grant awarded by the NIH CounterAct program to National Jewish Health to identify an effective treatment.

However, in general, we face significant competition for U.S. government funding for both development and procurement of medical countermeasures for biological, chemical and nuclear threats, diagnostic testing systems and other emergency preparedness countermeasures. The U.S. federal government has currently allocated a significant amount of research funding to the development of countermeasures against bioterrorism. As a result, there are many drugs candidates under development as a possible countermeasure against chemical threat agents.

Funding Options

This development program to date has been funded under the NIH CounterAct Program and we expect that future efficacy studies necessary for approval by the FDA will also be funded by the NIH CounterAct program. We also believe funding could be available from BARDA, and filed a white paper with BARDA in May 2010, requesting consideration of funding for the program.  The Company has not yet received a response from BARDA on its white paper.

AEOL 10150 as a potential medical countermeasure against the effects of chlorine gas

Overview

Like sulfur mustard, chlorine gas is a toxic gas that confers airway injury through primary oxidative stress and secondary inflammation. Chlorine inhalation was recently used in terrorist/insurgent attacks on military and civilian populations, and has caused numerous industrial, transportation, swimming pool, and household accidents, as well as deaths to members of the US military in the past. Chlorine gas, also known as bertholite, was first used as a weapon in World War I. Chlorine gas was also used against the local population and coalition forces in the Iraq War in the form of Chlorine bombs.

Worldwide, independent of warfare and chemical terrorism, chlorine is the greatest single cause of major toxic release incidents. In the US, there are about 5-6,000 exposures per year resulting in, on average, about one death, 10 major, 400-500 moderate, and 3-4,000 minor adverse outcomes. Like mustard, chlorine causes damage to upper and lower respiratory tracts. While chlorine is an irritant, its intermediate water solubility may delay emergence of upper airway symptoms for several minutes. Aqueous decomposition of chlorine gas forms hydrochloric acid and hypochlorous acid, itself also a product of inflammation. Cell injury is thought to result from oxidation of functional groups in cell components, from tissue formation of hydrochloric acid and hypochlorous acid, and possibly from formation of other reactive oxygen species (“ROS”). For treatment of acute exposures in humans, decontamination, supplemental oxygen, treatment of bronchospasm and/or laryngospasm, and supportive care are the only accepted therapies, while use of nebulized sodium bicarbonate and parenteral and/or inhaled steroids remain quite controversial. No specific beneficial therapies are available. We expect that AEOL 10150 will decrease airway injury, inflammation, oxidative damage, hyperreactivity, and cell proliferation after acute chlorine gas inhalation in mice and therefore could be a possible beneficial therapy for chlorine gas inhalation injury to the airways.

Pre-clinical studies

Researchers from National Jewish Health and McGill University have completed a series of preliminary studies demonstrating that AEOL 10150 protects lungs from chlorine gas exposure in mice. The primary objective of these studies was to determine whether administration of AEOL 10150, after exposure, reduces the severity of acute lung injury and asthma-like symptoms induced by chlorine gas. AEOL 10150 was given to mice at a 5 mg/kg subcutaneous dose one hour after chlorine gas exposure (100 ppm for 5 minutes) and repeated every 6 hours. Twenty-four hours after exposure, lung inflammation was assessed by changes in BAL cellularity and neutrophil influx. AEOL 10150 significantly reduced (p<0.05, n=6/group) chlorine gas-induced lung inflammation as measured by BAL fluid cellularity levels by 40% that appeared to be due to limiting neutrophil influx. AEOL 10150 also significantly attenuated (p<0.05, n=6) the degree of asthma-like airway reactivity induced by chlorine gas exposure by 40%. These results indicate that AEOL 10150 can attenuate lung injury and asthma-like symptoms from chlorine gas exposure and may provide an effective countermeasure against chlorine gas-induced lung injury.

Future Development Plans

We expect that the development plan will mirror the development of AEOL 10150 as a potential medical countermeasure against the effects of sulfur mustard gas above.

Competition

There are currently no effective treatments for chlorine gas exposure and AEOL 10150 is a major focus of the NIH CounterACT program to identify an effective treatment.

However, in general, we face significant competition for U.S. government funding for both development and procurement of medical countermeasures for biological, chemical and nuclear threats, diagnostic testing systems and other emergency preparedness countermeasures. The U.S. federal government has currently allocated a significant amount of research funding to the development of countermeasures against bioterrorism. As a result, there are many drugs candidates under development as a possible countermeasure against chemical threat agents.

Funding Options

We expect that the development of AEOL 10150 as a potential countermeasure against the effects of Chlorine gas will be funded by the NIH CounterACT program.  We also filed a white paper with BARDA in May 2010 requesting consideration of funding for the program.  The Company has not yet received a response from BARDA on its white paper.

AEOL 10150 in Radiation Therapy

Overview

According to the American Cancer Society, cancer is the second leading cause of death by disease representing one out of every four deaths in the United States with an expected 562,000 Americans expected to die of cancer in 2009. In 2009, nearly 1.5 million new cancer cases are expected to be diagnosed in the United States. The NIH estimates overall costs of cancer in 2008 in the United States at $228.1 billion: $93.2 billion for direct medical costs, $18.8 billion for indirect morbidity costs (costs of lost productivity due to illness) and $116.1 billion for indirect mortality costs (cost of lost productivity due to premature death).

Combinations of surgery, chemotherapy and radiation treatments are the mainstay of modern cancer therapy. Success is often determined by the ability of patients to tolerate the most aggressive, and most effective, treatment regimens. Radiation therapy-induced toxicity remains a major factor which limits the ability to escalate radiation doses in the treatment of tumors. The ability to deliver optimal radiation therapy for treatment of tumors without injury to surrounding normal tissue has important implications in oncology because higher doses of radiation therapy may improve both local tumor control and patient survival. Advances in the tools of molecular and cellular biology have enabled researchers to develop a better understanding of the underlying mechanisms responsible for radiation therapy-induced normal tissue injury. For decades ionizing radiation has been known to increase production of free radicals, which is reflected by the accumulation of oxidatively damaged cellular macromolecules. As one example of radiation-induced damage to adjacent normal tissue, radiation therapy may injure pulmonary tissue either directly via generation of ROS or indirectly via the action on parenchymal and inflammatory cells through biological mediators such as transforming growth factor beta (TGF B) and pro-inflammatory cytokines. Since the discovery of SOD, it has become clear that these enzymes provide an essential line of defense against ROS. SODs and SOD mimics, such as AEOL 10150, act by catalyzing the degradation of superoxide radicals into oxygen and hydrogen peroxide. SODs are localized intra/extracellularly, are widely expressed throughout the body, and are important in maintenance of redox status (the balance between oxidation and reduction). Previous studies have demonstrated that treating irradiated animal models with SOD delivered by injection of the enzyme through liposome/viral-mediated gene therapy or insertion of human SOD gene can ameliorate radiation therapy-induced damage. For an illustrative example of the radiation therapy reaction see Figure 6 below.

Figure 6 above shows the dual mechanism of action of radiation therapy and the application of AEOL 10150 to the process.

In vitro studies have demonstrated that AEOL 10150 reduces the formation of lipid peroxides and that it inactivates biologically important ROS molecules such as superoxide, hydrogen peroxide, and peroxynitrite. AEOL 10150 inactivates these ROS by one or two electron oxidation or reduction reactions in which the oxidation state of the manganese moiety in AEOL 10150 changes. AEOL 10150 is not consumed in the reaction and it continues to inactivate such ROS molecules as long as it is present at the target site.

Pre- clinical studies

Due to the similar mechanisms of actions between radiation therapy and radiation exposure, we believe that the pre-clinical studies performed for the development of AEOL 10150 as a potential medical countermeasure against the effects of acute radiation syndrome in the lungs as described above also provides support for the development of AEOL 10150 as an adjuvant in radiation therapy.

In addition, we have performed several additional studies specifically for this indication to ensure the use of an antioxidant in radioprotection of normal adjacent tissue does not interference with the efficacy of tumor radiotherapy. A number of preclinical in vivo studies have addressed this issue and have demonstrated that AEOL 10150 does not negatively affect tumor radiotherapy.

In one study (Vujaskovic, et al. of Duke University), human prostate tumors (PC3) grown in nude mice to substantial size were fraction irradiated with 5 Gy per day for 3 days for a total of 15 Gy. AEOL 10150 at 7.5 mg/kg/bid was administered subcutaneously on the first day of radiation and continued for either of two time courses: when tumor volume reached 5 times the initial volume or for twenty days. The receding tumor volume curves for irradiation only and for irradiation plus AEOL 10150 were super-imposable. Therefore AEOL 10150 did not interfere with the radiation effect on xenogenic prostate tumor.

Figure 7. Relative tumor volumes of human prostate tumor implants in nude mice: Implants of well-vascularized PC3 tumors were grown to substantial size prior to receiving fractionated radiation (5 Gy daily for three days). AEOL 10150 (7.5 mg/kg/bid) was administered subcutaneously commencing on the first day of irradiation and continued for 20 days. Other groups of mice received either no irradiation, irradiation only or AEOL 10150 without irradiation.

In another study of prostate cancer tumors (Gridley, et al of Loma Linda University), mouse prostate cancer cell line RM-9 was injected subcutaneously into C57/Bl6 mice, followed by up to 16 days of AEOL 10150 delivered intraperitonealy at 6 mg/kg/day. On day seven, a single non-fractionated dose of radiation (10 Gy) was delivered. Therefore, the mice received compound for seven days prior to radiation. The results of this study demonstrated that AEOL 10150 does not protect the prostate tumor against radiation and in fact AEOL 10150 showed a trend towards increasing the effectiveness of the radiation treatment. The primary effect appears to be in down-regulation of radiation induced HIF-1 expression and VEGF and up-regulation of IL-4. Thus, AEOL 10150, through its down-regulation of VEGF, may inhibit formation of blood vessels (i.e., angiogenisis) required for tumor re-growth and protects normal tissues from damage induced by radiation and chemotherapy.

Figure 8 above measures tumor volume against time after implantation of RM-9 tumor cells and shows that AEOL 10150 treatment resulted in inhibition of tumor re-growth in a study performed by Dr. Gridley of Loma Linda University. Daily intraperitoneal injections of AEOL 10150 were initiated on day 1. At 12 days, approximately one half of each tumor-bearing group and control mice with no tumor were euthanized for in vitro analyses; remaining mice/group were followed for tumor growth and euthanized individually when maximum allowed tumor volume was attained. Each point represents the mean +/- standard error of the mean. Two-way analysis of the variance for days 8 to 14 revealed that group and time had highly significant main effects (Ps<0.001) and a group x time interaction was noted (P<0.001).

Figure 9 above shows the HIF-1 Expression in prostate tumors and the impact of the treatment of AEOL 10150 in a study by Dr. Gridley of Loma Linda University.

In summary, the data obtained in these preclinical studies suggest that the post irradiation long term delivery of AEOL 10150 may be protective against radiation-induced lung injury, as assessed by histopathology and immunohistochemistry. Oxidative stress, inflammation and hypoxia, which play important roles in the pathogenesis of radiation mediated fibrosis, were also shown to be reduced in animals treated with higher doses of AEOL 10150. Studies have also shown that AEOL 10150 does not adversely affect tumor response to radiation therapy. Thus, treatment with AEOL 10150 does not significantly protect tumors from the cell killing effects of radiation therapy. This combined with other studies that have shown that AEOL 10150 significantly prevents radiation induced normal tissue injury suggests that AEOL 10150 has the potential to achieve normal tissue protection without protection of tumor tissue.

Future Development Plans

We plan to leverage off the development of AEOL 10150 as a potential medical countermeasure against the effects of acute radiation syndrome in the lungs and GI Tract to develop AEOL 10150 as an adjuvant for radiation therapy. We believe we would be able to use many of the non-clinical studies as support for efficacy and will be running  safety studies in radiation therapy patients and therefore can use the studies for support of an NDA filing for both indications.

Competition

There are currently three drugs approved for the treatment of the side effects of radiation therapy. Amifostine (Ethyol®) is approved by the FDA as a radioprotector. Amifostine (Ethyol®) is marketed by MedImmune, Inc. for use in reduction of chemotherapy-induced kidney toxicity associated with repeated administration of cisplatin in patients with advanced ovarian cancer and radiation-induced xerostomia (damage to the salivary gland) in patients undergoing post-operative radiation treatment for head and neck cancer. MedImmune is studying amifostine in other indications of radiation therapy. KepivanceTM (palifermin) is marketed by Amgen, Inc. for use in the treatment of severe oral mucositis (mouth sores) in patients with hematologic (blood) cancers who are undergoing high-dose chemotherapy followed by bone transplant. Amgen is also studying Kepivance as an antimucositis agent in patients with head and neck cancer, non small cell lung cancer and colon cancer. Salagen® Tablets (pilocarpine hydrochloride) (“Salagen”) is marketed by MGI Pharma in the United States as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients. In addition, there are many drugs under development to treat the side effects of radiation therapy.

Funding Options

We plan on funding the development of AEOL 10150 as an adjuvant in radiation therapy using internally generated funds and will most likely follow the development of AEOL 10150 as a medical countermeasure. We have also been contacted by the National Cancer Institute (NCI) about the possibility of NCI funded phase 1 or phase 2 studies of the compound as a potential treatment for cancer radiation therapy.

AEOL 10150 in Amyotrophic Lateral Sclerosis

Overview

Amyotrophic Lateral Sclerosis (“ALS”), commonly referred to as “Lou Gehrig’s disease,” the most common motor neuron disease, results from progressive degeneration of both upper and lower motor neurons. According to the ALS Association (“ALSA”), the incidence of ALS is two per 100,000 people. ALS occurs more often in men than women, with typical onset between 40 and 70 years of age. ALS is a progressive disease and approximately 80% of ALS patients die within five years of diagnosis, with only 10% living more than 10 years. The average life expectancy is two to five years after diagnosis, with death from respiratory and/or bulbar muscle failure. The International Alliance of ALS/MND Associations reports there are over 350,000 patients with ALS/MND worldwide and 100,000 people die from the disease each year worldwide. In the United States, ALSA reports that there are approximately 30,000 patients with ALS with 5,600 new patients diagnosed each year.

Sporadic (i.e., of unknown origin) ALS is the most common form, accounting for approximately 90% of cases. The cause of sporadic ALS is unclear. Familial ALS comprises the remainder of cases and 5-10% of these patients have a mutated superoxide dismutase 1 (“SOD1”) gene. More than 90 point mutations have been identified, all of which appear to associate with ALS, and result in motor neuron disease in corresponding transgenic mice. SOD mutations have been observed in both familial and sporadic ALS patients, although the nature of the dysfunction produced by the SOD1 mutations remains unclear. The clinical and pathological manifestations of familial ALS and sporadic ALS are indistinguishable suggesting common pathways in both types of disease.

In November 2003, the U.S. Food and Drug Administration (the “FDA”) granted orphan drug designation for our ALS drug candidate. Orphan drug designation qualifies a product for possible funding to support clinical trials, study design assistance from the FDA during development and for financial incentives, including seven years of marketing exclusivity upon FDA approval.

Pre-clinical studies

John P. Crow, Ph.D., and his colleagues at the University of Alabama at Birmingham tested AEOL 10150 in an animal model of ALS (SOD1 mutant G93A transgenic mice). The experiments conducted by Dr. Crow (now at the University of Arkansas College of Medicine) were designed to be clinically relevant by beginning treatment only after the onset of symptoms in the animals is observed. Twenty-four confirmed transgenic mice were alternately assigned to either a control group or AEOL 10150-treatment on the day of symptom onset, which was defined as a noticeable hind-limb weakness. Treatment began on the day of symptom onset. The initial dose of AEOL 10150 was 5 mg/kg, with continued treatment at a dose of 2.5 mg/kg once a day until death or near death.

Treatment	Age at Symptom onset mean days + SD(range)	Survival Interval mean days + SD(range)	P-value Log-rank (v. control)	P-value Wilcoxon (v. control)

Control	104.8 + 1.43	12.8 + 0.79
	(100-112)	(9-16)
AEOL 10150	106.1 + 1.5	32.2 + 2.73
	(100-115)	(15-46)	< 0.0001	0.0002

Table 1. Effect of AEOL 10150 on survival of G93A transgenic mice

Figure 10.

Table 1 and Figure 10 above show that AEOL 10150 treatment resulted in a greater than 2.5 times mean survival interval, compared to control. AEOL 10150-treated mice were observed to remain mildly disabled until a day or two before death. In contrast, control mice experienced increased disability daily.

Dr. Crow has repeated the ALS preclinical experiment a total of four times, in each case with similar results. The efficacy of AEOL 10150 in the G93A mouse model of ALS has also been evaluated by two additional laboratories. One of these laboratories verified an effect of AEOL 10150 in prolonging survival of the G93A mouse, while no beneficial effect of the drug was identified in the other laboratory.

Future Development Plans

We do not currently have any plans to pursue the development of AEOL 10150 for the treatment of ALS unless we are able to obtain funding specifically for this purpose.

Competition

Rilutek® (riluzole), marketed by Sanofi-Aventis SA, is the only commercially approved treatment for ALS in the United States and the European Union. Administration of Rilutek prolongs survival of ALS patients by an average of 60-90 days, but has little or no effect on the progression of muscle weakness, or quality of life. Rilutek was approved in the United States in 1995, and in 2001 in the European Union. However, there are at least twenty drug candidates reported to be in clinical development for the treatment of ALS.

In addition, ALS belongs to a family of diseases called neurodegenerative diseases, which includes Alzheimer’s, Parkinson’s and Huntington’s disease. Due to similarities between these diseases, a new treatment for one ailment potentially could be useful for treating others. There are many companies that are producing and developing drugs used to treat neurodegenerative diseases other than ALS.

AEOL 10150 Clinical Development Program

AEOL 10150 has been tested for safety, tolerability and pharmacokinetics with no serious or clinically significant adverse effects observed. To date, 38 patients have received AEOL 10150 in three clinical trials designed to test the safety and tolerability of the drug candidate.

In September 2005, we completed a multi-center, double-blind, randomized, placebo-controlled, Phase I clinical trial. This escalating single dose study was conducted to evaluate the safety, tolerability and pharmacokinetics of AEOL 10150 administered by twice daily subcutaneous injections in patients with ALS.

In the Phase Ia study, 4-5 patients diagnosed with ALS were placed in a dosage cohort (3 or 4 receiving AEOL 10150 and 1 receiving placebo). Each dose cohort was evaluated at a separate clinical center. In total, seven separate cohorts were evaluated in the study, and 25 ALS patients received AEOL 10150. Based upon an analysis of the data, it was concluded that single doses of AEOL 10150 ranging from 3 mg to 75 mg were safe and well tolerated. In addition, no serious or clinically significant adverse clinical events were reported, nor were there any significant laboratory abnormalities. Based upon extensive cardiovascular monitoring (i.e., frequent electrocardiograms and continuous Holter recordings for up to 48 hours following dosing), there were no compound-related cardiovascular abnormalities.

The most frequently reported adverse events in this Phase I clinical trial were injection site reactions, followed by dizziness and headache. Adverse events were primarily mild in severity, and approximately one-half of the events were considered to have a possible relationship to the study medication. In addition, no clinically meaningful findings were noted in the safety, laboratory, vital sign, the Unified Parkinson’s Disease Rating Scale (“UPDRS”), functional ALS, or electro cardiogram (“ECG”) data. All cohorts exhibited dose-related peak plasma drug concentrations and consistent disappearance half-lives.

In October 2006, we completed a multi-center, double-blind, randomized, placebo-controlled, Phase Ib clinical trial. This multiple dose study was conducted to evaluate the safety, tolerability and pharmacokinetics of AEOL 10150 administered by subcutaneous injection and infusion pump in patients with ALS. Under the multiple dose protocol, three groups of six ALS patients (four receiving AEOL 10150 and two receiving placebo) were enrolled, based upon patients who meet the El Escorial criteria for Clinically Definite ALS, Clinically Probable ALS, Clinically Probable-Laboratory Supported ALS, or Definite Familial-Laboratory Supported ALS (i.e., Clinically Possible ALS with an identified SOD gene mutation).

The first two cohorts of the Phase Ib multiple dose study received a fixed daily dose of AEOL 10150 twice a day by subcutaneous injection. In the first cohort, each patient received twice daily subcutaneous injections of 40 mg of AEOL 10150 or placebo, for six consecutive days, followed by a single subcutaneous injection on the seventh day, for a total of 13 injections. In the second cohort, each patient received twice daily subcutaneous injections of 60 mg of AEOL 10150 or placebo, for six consecutive days, followed by a single subcutaneous injection on the seventh day, for a total of 13 injections.

In contrast, the third cohort received a weight adjusted dose (i.e., mg per kilogram of body weight per day) delivered subcutaneously over twenty four hours by continuous infusion pump. In the third cohort, each patient received AEOL 10150 via continuous infusion pump for six and one half consecutive days for a total of 2.0 mg per patient kilogram per day. Each patient in all three cohorts completed the study and follow-up evaluation at 14 days.

The Phase Ib study was conducted at five academic clinical ALS centers. Male and female ALS patients, 18 to 70 years of age, who were ambulatory (with the use of a walker or cane, if needed) and capable of orthostatic blood pressure assessments were enrolled in the study. Clinical signs/symptoms, laboratory values, cardiac assessments, and pharmacokinetics (PK) were performed.

Based upon an analysis of the data, it was concluded that multiple doses of AEOL 10150 for a period of six and one half consecutive days in the amount of 40 mg per day, 60 mg per day and 2 mg per kilogram per day were safe and well tolerated. No serious or clinically significant adverse events were reported or observed. The most frequent adverse events related to study compound were injection site observations related to compound delivery. There were no significant laboratory abnormalities. Based upon extensive cardiovascular monitoring (i.e., frequent electrocardiograms and continuous Holter recordings throughout the six and one half days of dosing), there were no compound-related cardiovascular abnormalities.

Pharmacokinetic findings from the Phase Ib study to data are as follows:

•	Increases in Cmax and AUC(0-8) appear to correlate with increases in dose, but the correlation is not strong.
•	The mean Cmax for the 40 mg cohort was 1,735 ng/mL; 2,315 ng/mL for the 60 mg cohort and 1,653 ng/ml for the 2 mg/kg cohort.
•	There were probable linear correlations between both Cmax and AUC(0-8) and dose based on body weight.
•	The terminal half life (a measurement of the time period for which a compound stays in the body) as determined from Day 7 data was approximately 8 to 9 hours.
•
Steady-state occurs within three days of multiple dosing. There was no evidence for a third longer half life that would be associated with long term accumulation. Thus, compound accumulation is not expected beyond the third day with multiple dosing.

•
From 48 hours to the end of the infusion, the plasma concentrations of AEOL 10150 during the infusion showed little variability, indicating a smoother delivery of the drug than with twice-daily injections.

During 2008, we completed a follow-on Phase I open label compassionate use multiple dose study of AEOL 10150 in a patient diagnosed with progressive and debilitating amyotrophic ALS. The study was conducted at the University of California, Los Angeles by Martina Wiedau-Pazos, M.D., and was designed to evaluate the safety and efficacy of AEOL 10150 in an ALS patient over an extended period of time. The patient received a subcutaneous injection of 75mg of AEOL 10150 two times each day for 34 days. Efficacy and safety data was monitored for the duration of the study. The primary objective of this study was to assess the clinical efficacy of AEOL 10150 with respect to the patient’s baseline assessment of functional status. Secondary objectives included the assessments of muscle strength, respiratory function, quality of life and safety. The patent’s baseline efficacy results were an ALS Functional Rating Scale (“ALSFRS-R”) rating of 19, Muscle strength Manual Muscle Testing Scale  (“MMTS”) of 68 and a forced vital capacity  (“FVC”) of 30%. The patient’s results after 2 months were an ALSFRS-R rating of 22, a MMTS rating of 86 and an FVC of 28%. It should be noted that the subject began using breathing assistance (BiPAP) approximately two weeks after the study started. The patient discontinued treatment due to nausea and moderately increased liver transaminases. Other drug-associated adverse events included mild skin irritation at the injection site and mild urine discoloration.

We do not currently have any plans to launch any additional clinical trials of AEOL 10150 for the treatment of ALS unless we are able to obtain funding specifically for this purpose. However, we believe our safety studies completed as a therapy for ALS may be utilized to demonstrate safety for our primary indications.

AEOL 11207

Overview

We have selected AEOL 11207 as our second development candidate based upon results from data obtained from our pre-clinical testing of our pipeline drug candidates. Because of the wide-ranging therapeutic opportunities that the compound evidenced in diverse pre-clinical models of human diseases, we have not yet ascertained what the most robust therapeutic use of AEOL 11207 might be. However, data collected to date suggest that AEOL 11207 may be useful as a potential once-every-other-day oral therapeutic treatment option for central nervous system (“CNS”) disorders, most likely Parkinson’s disease.

Parkinson’s disease is a common neurodegenerative disorder, second in occurrence among these disorders only to Alzheimer’s disease. According to the National Parkinson Foundation, Parkinson’s affects as many as one million people in the United States, with approximately 60,000 new cases diagnosed in the United States each year.

Parkinson’s specifically involves the progressive destruction of the nerves that secrete dopamine and control the basal ganglia, an area of the brain involved in the regulation of movement. Dopamine turnover has been shown to elevate the levels of ROS in the brain. In addition, a street-drug contaminant has appeared that can cause parkinsonism in drug abusers. The compound N-methyl-4-phenyl-1, 2, 3, 6tetrahydropyridine (“MPTP”) has been identified in underground laboratory preparations of a potent analog of meperidine (Demerol). MPTP-containing powder, sometimes sold as a new “synthetic heroin,” can be dissolved in water and administered intravenously or taken by the intranasal route. MPTP has been documented to produce irreversible chronic Parkinson symptoms in drug abusers. Agents such as MPTP overproduce ROS in the basal ganglia. Therefore, ROS mediated neuronal dysfunction may play a key role in the development of Parkinson’s disease. Symptoms of this disease include tremors, rigidity and bradykinesia (i.e., slowness of movement). In the more advanced stages, it can cause fluctuations in motor function, sleep problems and various neuro-psychiatric disorders. A biological hallmark of Parkinson’s disease is a reduction in brain dopamine levels. Preventing or slowing the destruction of brain cells that lead to the depletion of dopamine levels in the brain is an important therapeutic approach for the treatment of this disease.

Pre-clinical studies

Data developed by our scientists and Dr. Manisha Patel at University of Colorado Health Sciences Center and Department of Medicine, indicate that when administered orally, AEOL 11207 is greater than 80% bioavailable, meaning that it is readily absorbed and reaches both the circulatory system and the brain in sufficient amounts to demonstrate  biological activity. Data developed with AEOL 11207 in a widely used animal model of Parkinson’s disease (the “MPTP model”) showed that when administered orally, AEOL 11207 crosses the blood brain barrier and protected dopamine neurons in a dose-dependent manner. Further data suggest that the compound has a half life (a measurement of the time period for which a compound stays in the body) of about 3 days in both the circulatory system and the brain, and that prior to stopping administration of the compound, the levels of AEOL 11207 in both the circulatory system and brain reach a steady state (a valuable measurement of when the levels of the drug in the body remain substantially constant, neither increasing nor decreasing) after 2 days of dosing. Data have also been developed that indicate that when dosing of AEOL 11207 is stopped, the compound is excreted from the body.

Future Development Plans

For this and other reasons, we believe that the therapeutic rationale for developing AEOL 11207 as a neuroprotectant, may substantially change the course of therapeutic treatment options for Parkinson’s disease if AEOL 11207 were to achieve regulatory approval for commercialization. However, we are unable to determine at this time that such regulatory approval for AEOL 11207 can be or will be secured and we will not be able to further develop AEOL 11207 until funding for this purpose is obtained.

AEOL 11207 is patent-protected and has the same chemical core structure as AEOL 10150. Because of this common structural feature, it is anticipated that AEOL 11207 may evidence substantially the same safety profile in clinical evaluations as observed with AEOL 10150, making clinical trial design and testing of AEOL 11207 more robust and facile. Furthermore, all of the Aeolus compounds evidence the ability to scavenge and decrease ROS and reactive nitrogen species (RNS), all of which are implicated in a variety of CNS diseases.

Funding Options

The University of Colorado, our research provider for the development of AEOL 11207 for the treatment of Parkinson’s Disease, recently received funding from the Michael J. Fox Foundation to further test AEOL 11207.

Background on Antioxidants

Oxygen Stress and Disease

Oxygen plays a pivotal role in supporting life by enabling energy stored in food to be converted to energy that living organisms can use. The ability of oxygen to participate in key metabolic processes derives from its highly reactive nature. This reactivity is necessary for life, but also generates different forms of oxygen that can react harmfully with living organisms. In the body, a small proportion of the oxygen we consume is converted to superoxide, a free radical species that gives rise to hydrogen peroxide, hydroxyl radical, peroxynitrite and various other oxidants.

Oxygen-derived free radicals can damage DNA, proteins and lipids resulting in inflammation and both acute and delayed cell death. The body protects itself from the harmful effects of free radicals and other oxidants through multiple antioxidant enzyme systems such as superoxide dismutase (“SOD”). These natural antioxidants convert the reactive molecules into compounds suitable for normal metabolism. When too many free radicals are produced for the body’s normal defenses to convert, “oxidative stress” occurs with a cumulative result of reduced cellular function and, ultimately, disease.

Data also suggests that oxygen-derived free radicals are an important factor in the pathogenesis of a large variety of diseases, including neurological disorders such as ALS, Parkinson’s disease, Alzheimer’s disease and stroke, and in non-neurological disorders such as cancer radiation therapy damage, emphysema, asthma and diabetes.

Antioxidants as Therapeutics

Because of the role that oxygen-derived free radicals play in disease, scientists are actively exploring the possible role of antioxidants as a treatment for related diseases. Preclinical and clinical studies involving treatment with SOD, the body’s natural antioxidant enzyme, or more recently, studies involving over-expression of SOD in transgenic animals, have shown promise of therapeutic benefit in a broad range of disease therapies. Increased SOD function improves outcome in animal models of conditions including stroke, ischemia-reperfusion injury (a temporary cutoff of blood supply to tissue) to various organs, harmful effects of radiation and chemotherapy for the treatment of cancer, and in neurological and pulmonary diseases. Clinical studies with bovine SOD, under the brand Orgotein, or recombinant human SOD in several conditions including arthritis and protection from limiting side effects of cancer radiation or chemotherapy treatment, have also shown promise of benefit. The major limitations of enzymatic SOD as a therapeutic are those found with many proteins, most importantly limited cell penetration and allergic reactions. Allergic reactions led to the withdraw of Orgotein from almost every worldwide market.

Catalytic Antioxidants vs. Antioxidant Scavengers

From a functional perspective, antioxidant therapeutics can be divided into two broad categories, scavengers and catalysts. Antioxidant scavengers are compounds where one antioxidant molecule combines with one reactive oxygen molecule and both are consumed in the reaction. There is a one-to-one ratio of the antioxidant and the reactive molecule. With catalytic antioxidants, in contrast, the antioxidant molecule can repeatedly inactivate reactive oxygen molecules, which could result in multiple reactive oxygen molecules combining with each antioxidant molecule.

Vitamin derivatives that are antioxidants are scavengers. The SOD enzymes produced by the body are catalytic antioxidants. Catalytic antioxidants are typically much more potent than antioxidant scavengers, in some instances by a multiple of up to 10,000.

Use of antioxidant scavengers, such as thiols or vitamin derivatives, has shown promise of benefit in preclinical and clinical studies. Ethyol, a thiol-containing antioxidant, is approved for reducing radiation and chemotherapy toxicity during cancer treatment, and clinical studies have suggested benefit of other antioxidants in kidney and neurodegenerative diseases. However, large sustained doses of the compounds are required as each antioxidant scavenger molecule is consumed by its reaction with the free radical. Toxicities and the inefficiency of scavengers have limited the utility of antioxidant scavengers to very specific circumstances.

Contracts and Grants

We seek to advance development of our drug candidates through external funding arrangements. We may slow down development programs or place them on hold during periods that are not covered by external funding. We have received external funding awards for the development of AEOL 10150 as a MCM for acute radiation syndrome in the GI, sulfur mustard gas and chlorine gas exposure.

On August 31, 2009, we submitted a white paper to BARDA in response to Special Instructions Amendment 4 to a Broad Agency Announcement (BAA-BARDA-09-34) for advanced research and development of medical countermeasures for chemical, biological, radiological and nuclear threats. The purpose of the special instructions amendment was to specifically solicit solutions for treating cutaneous and/or pulmonary (life-threatening pneumonitis and fibrosis) injuries resulting from exposure to ionizing radiation. BARDA is interested in advanced development and eventual licensure/approval of MCMs for cutaneous and/or pulmonary injuries resulting from an acute exposure to radiation from a radiological/nuclear accident or attack, particularly injuries associated with ARS or DEARE.  On December 28, 2009, we were invited to submit a full proposal in response to the BAA, and submitted a proposal to BARDA on February 24, 2010.   BARDA has not yet announced an award of this contract, and there can be no assurance that we will be awarded a contract under that announcement or that if we receive a contract, that it will not include substantial conditions, that we can satisfy any of the conditions or that we can begin to receive any proceeds from any such contract within any specific period of time.

We continue to actively pursue additional government or foundation sponsored development contracts and grants and to encourage both governmental, non-governmental agencies and philanthropic organizations to provide development funding or to conduct clinical studies of our drug candidates.

Collaborative and Licensing Arrangements

Duke Licenses

Through our wholly owned subsidiary, Aeolus Sciences, Inc., we have obtained exclusive worldwide rights from Duke University (“Duke”) to products using antioxidant technology and compounds developed by Dr. Irwin Fridovich and other scientists at Duke. We must pay royalties to Duke on net product sales during the term of the Duke licenses, and must make payments upon the occurrence of development milestones. In addition, we are obligated under the Duke licenses to pay patent filing, prosecution, maintenance and defense costs. The Duke licenses are terminable by Duke in the event of breach by us and otherwise expire when the last licensed patent expires.

National Jewish Health

We have obtained an exclusive worldwide license from the National Jewish Health (the “NJH”) to develop, make, use and sell products using proprietary information and technology developed under a previous Sponsored Research Agreement within the field of antioxidant compounds and related discoveries. We must make milestone payments to the NJH upon the occurrence of development milestones and pay royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. The NJH agreement is terminable by the NJH in the event of breach and otherwise expires when the last licensed patent expires.

In 2009, we obtained an additional exclusive worldwide license from the NJH to develop, make, use and sell products using proprietary information and technology developed at the NJH related to certain compounds as a MCM against sulfur mustard gas exposure. We must make milestone payments to the NJH upon the occurrence of development milestones and pay royalties on net sales. We are also obligated to pay patent filing, prosecution, maintenance and defense costs. The NJH agreement is terminable by the NJH in the event of breach and otherwise expires when the last licensed patent expires.

Research and Development Expenditures

Expenditures for research and development activities were $711,000, $977,000, and $1,381,000 during the years ended September 30, 2009, 2008 and 2007, respectively. Research and development expenses for fiscal 2009 related primarily to the advancement of our lead compound, AEOL 10150.

Manufacturing

We currently do not have the capability to manufacture any of our drug candidates on a commercial scale. Assuming the successful development of one or more of our catalytic antioxidant compounds, we plan to contract with third parties to manufacture them.

Commercialization

Assuming successful development and FDA approval of one or more of our compounds, to successfully commercialize our catalytic antioxidant programs, we must seek corporate partners with expertise in commercialization or develop this expertise internally. However, we may not be able to successfully commercialize our catalytic antioxidant technology, either internally or through collaboration with others.

Marketing

Our potential catalytic antioxidant products are being developed for large therapeutic markets. We believe these markets are best approached by partnering with established biotechnology or pharmaceutical companies that have broad sales and marketing capabilities. We are pursuing collaborations of this type as part of our search for development partners. However, we may not be able to enter into any marketing arrangements for any of our products on satisfactory terms or at all.

Biodefense Industry

Market Overview

The market for biodefense countermeasures has grown dramatically as a result of the increased awareness of the threat of global terror activity in the wake of the September 11, 2001 terrorist attacks. The U.S. government is the principal source of worldwide biodefense spending. Most U.S. government spending on biodefense programs is in the form of development funding from NIAID, BARDA and the DoD, and procurement of countermeasures by BARDA, the CDC and the DoD. The U.S. government is now the largest source of development and procurement funding for academic institutions and biotechnology companies conducting biodefense research or developing vaccines and immunotherapies directed at potential agents of bioterror or biowarfare.

We analyze the biodefense market in three segments; the United States military market, United States commercial market and non U.S. markets. With the U.S. government funding representing the vast majority of the worldwide market. According to the Center for Biosecurity at the University of Pittsburgh Medical Center the U.S. government biodefense military and civilian spending approximated $8 billion in fiscal 2009 and has averaged around $5.5 billion from fiscal years 2001 to 2009. Funding in fiscal year 2010 is expected to be $6 billion.

•      U.S. Civilian: The U.S. civilian market includes funds to protect the U.S. population from biological agents and is largely funded by the Project BioShield Act of 2004. Project BioShield, the U.S. government’s largest biodefense initiative, governs and funds with $5.6 billion the procurement of biodefense countermeasures for the SNS for the period from July 2004 through 2013. A total of $3.7 billion remains in the Project BioShield Special Reserve Funds for future grants as of March 2009.

•      U.S. Military:  The DoD is responsible for the development and procurement of countermeasures for the military segment which focuses on providing protection for military personnel and civilians who are on active duty. Funding in fiscal year 2009 is expected to be approximately $737 million compared to estimated spending of $622 million for 2008. We anticipate that annual funding for the programs through 2013 will continue in a comparable range.

•      Non-U.S. Markets:  Non-U.S. markets address protection against biowarfare agents for both civilians and military personnel in foreign countries. We anticipate that foreign countries will want to procure biodefense products as they are developed and validated by procurement by the U.S. government.

Project BioShield and the Pandemic and All-Hazards Preparedness Act

The Project BioShield Act, which became law in 2004, authorizes the procurement of countermeasures for chemical, biological, radiological and nuclear attacks for the Strategic National Stockpile (“SNS”) which is a national repository of medical assets and countermeasures designed to provide federal, state and local public health agencies with medical supplies needed to treat those affected by terrorist attacks, natural disasters, industrial accidents and other public health emergencies. Project BioShield provided appropriations of $5.6 billion to be expended over ten years into a special reserve fund. As March 2009, a total of $3.7 billion remains in the Project BioShield Special Reserve Funds for future grants.

The Pandemic and All-Hazards Preparedness Act, passed in 2006, established BARDA as the agency responsible for awarding procurement contracts for biomedical countermeasures and providing development funding for advanced research and development in the biodefense arena, and supplements the funding available under Project BioShield for chemical, biological, radiological and nuclear countermeasures, and provides funding for infectious disease pandemics. Funding for BARDA is provided by annual appropriations by Congress. Congress also appropriates annual funding for the CDC for the procurement of medical assets and countermeasures for the SNS and for NIAID to conduct biodefense research. This appropriation funding supplements amounts available under Project BioShield.

Currently, the U.S. government may, at its discretion, purchase critical biodefense products for the SNS prior to FDA approval based on Emergency Use Authorization (“EUA”) enabled under the Project Bioshield legislation. On an ongoing basis we monitor notices for requests for proposal, grants and other potential sources of government funding that could potentially support the development of our drug candidates. Nevertheless, changes in government budgets, priorities and agendas as well as political pressures could result in a reduction in overall government financial support for the biodefense sector in general and/or specifically the drug candidates we are developing. Due to the current economic downturn, the accompanying fall in tax revenues and the U.S. government’s efforts to stabilize the economy, the U.S. government may be forced or choose to reduce or delay spending in the biodefense field, which could decrease the likelihood of future government contract awards, the likelihood that the government will exercise its right to extend any of its existing contracts and/or the likelihood that the government would procure products from us. (For further information, see “Risk Factors — Risks Related to Our Dependence on U.S. Government Contracts — U.S. government agencies have special contracting requirements which give them the ability to unilaterally control contracts.”) As a result, further development of our drug candidates and ultimate product sales to the government, if any, could be delayed or stopped altogether.

Competition

General

Competition in the pharmaceutical industry is intense and we expect it to increase. Technological developments in our field of research and development occur at a rapid rate and we expect competition to intensify as advances in this field are made. We will be required to continue to devote substantial resources and efforts to research and development activities. Our most significant competitors, among others, are fully integrated pharmaceutical companies and more established biotechnology companies, which have substantially greater financial, technical, sales, marketing, and human resources than we do. These companies may succeed in developing and obtaining regulatory approval for competitive products more rapidly than we can for our drug candidates. In addition, competitors may develop technologies and products that are, or are perceived as being, cheaper, safer or more effective than those being developed by us or that would render our technology obsolete.

We expect that important competitive factors in our potential product markets will be the relative speed with which we and other companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of a competitive product to the market. With respect to clinical testing, competition might result in a scarcity of clinical investigators and patients available to test our potential products, which could delay development.

We are aware of products in research or development by our competitors that address the diseases and therapies being targeted by us. In addition, there may be other competitors of whom we are unaware with products which might be more effective or have fewer side effects than our products and those of our known competitors. The following discussion is a summary of information known to us and is not meant to be an exhaustive list of our competitors or their products or drug candidates.

Antioxidants

Several companies have explored the therapeutic potential of antioxidant compounds in numerous indications. Historically, most of these companies have focused on engineered versions of naturally occurring antioxidant enzymes, but with limited success, perhaps because the large size of these molecules makes delivery into the cells difficult. Antioxidant drug research continues at a rapid pace despite previous clinical setbacks.

Patents and Proprietary Rights

We currently license rights to our potential products from third parties. We generally seek patent protection in the United States and other jurisdictions for the potential products and proprietary technology licensed from these third parties. The process for preparing and prosecuting patents is lengthy, uncertain and costly. Patents may not issue on any of the pending patent applications owned by us or licensed by us from third parties. Even if patents issue, the claims allowed might not be sufficiently broad to protect our technology or provide us protection against competitive products or otherwise be commercially valuable. Patents issued to or licensed by us could be challenged, invalidated, infringed, circumvented or held unenforceable. Even if we successfully defend our patents for our products, the costs of defense can be significant.

As of September 21, 2010, our catalytic antioxidant small molecule technology base is described in 13 issued United States patents and five United States pending patent applications. These patents and patent applications belong in whole or in part to Duke or the NJH and are licensed to us. These patents and patent applications cover soluble manganic porphyrins as antioxidant molecules as well as targeted compounds obtained by coupling such antioxidant compounds to molecules that bind to specific extracellular elements. The pending U.S. patent applications and issued U.S. patents include composition of matter claims and method claims for several series of compounds. Corresponding international patent applications have been filed, 78 of which have issued as of September 21, 2010.

In addition to patent protection, we rely upon trade secrets, proprietary know-how and technological advances that we seek to protect in part through confidentiality agreements with our collaborative partners, employees and consultants. Our employees and consultants are required to enter into agreements providing for confidentiality and the assignment of rights to inventions made by them while in our service. We also enter into non-disclosure agreements to protect our confidential information furnished to third parties for research and other purposes.

Government Regulation

Our research and development activities and the manufacturing and marketing of our future products are subject to regulation by numerous governmental agencies in the United States and in other countries. The FDA and comparable agencies in other countries impose mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Before obtaining regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials might not be predictive of results that will be obtained in large-scale testing. Our clinical trials might not successfully demonstrate the safety and efficacy of any products or result in marketable products.

The United States system of drug approvals is considered to be the most rigorous in the world. It takes an average of 8.5 years for a drug candidate to move through the clinical and approval phases in the United States according to a November 2005 study by the Tufts Center for the Study of Drug Development. Only five in 5,000 drug candidates that enter preclinical testing make it to human testing and only one of those five is approved for commercialization. On average it costs a company $897 million to get one new drug candidate from the laboratory to United States patients according to a May 2003 report by Tufts Center for the Study of Drug Development. A November 2006 study by Tufts Center for the Study of Drug Development reported that the average cost of developing a new biotechnology product was $1.2 billion and took on average slightly more than eight years to be approved by the FDA.

The steps required by the FDA before new drug products may be marketed in the United States include:

•	completion of preclinical studies;
•	the submission to the FDA of a request for authorization to conduct clinical trials on an IND, which must become effective before clinical trials may commence;
•
adequate and well-controlled Phase I clinical trials which typically involves normal, healthy volunteers. The test study a drug candidate’s safety profile, including the safe dosage range. The studies also determine how a drug is absorbed, distributed, metabolized and excreted as well as the duration of its action;

•	adequate and well-controlled Phase II clinical trials which typically involve treating patients with the targeted disease with the drug candidate to assess a drug’s effectiveness;
•
adequate and well-controlled Phase III clinical trials involving a larger population of patients with the targeted disease are treated with the drug candidate to confirm efficacy of the drug candidate in the treatment of the targeted indication and to identify adverse events;

•	submission to the FDA of an NDA; and
•	review and approval of the NDA by the FDA before the product may be shipped or sold commercially.

In addition to obtaining FDA approval for each product, each product manufacturing establishment must be registered with the FDA and undergo an inspection prior to the approval of an NDA. Each manufacturing facility and its quality control and manufacturing procedures must also conform and adhere at all times to the FDA’s current good manufacturing practices (“cGMP”) regulations. In addition to preapproval inspections, the FDA and other government agencies regularly inspect manufacturing facilities for compliance with these requirements. Manufacturers must expend substantial time, money and effort in the area of production and quality control to ensure full technical compliance with these standards.

Preclinical testing includes laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results are submitted to the FDA as a part of an IND which must become effective prior to commencement of clinical trials. Clinical trials are typically conducted in three sequential phases following submission of an IND. Phase I represents the initial administration of the drug to a small group of humans, either patients or healthy volunteers, typically to test for safety (adverse effects), dosage tolerance, absorption, distribution, metabolism, excretion and clinical pharmacology, and, if possible, to gain early evidence of effectiveness. Phase II involves studies in a small sample of the actual intended patient population to assess the efficacy of the drug for a specific indication, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects. Once an investigational drug is found to have some efficacy and an acceptable safety profile in the targeted patient population, Phase III studies are initiated to further establish clinical safety and efficacy of the therapy in a broader sample of the general patient population, in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for any physician labeling. During all clinical studies, we must adhere to good clinical practice (“GCP”) standards. The results of the research and product development, manufacturing, preclinical studies, clinical studies and related information are submitted in an NDA to the FDA.

The process of completing clinical testing and obtaining FDA approval for a new drug is likely to take a number of years and require the expenditure of substantial resources. If an application is submitted, there can be no assurance that the FDA will review and approve the NDA. Even after initial FDA approval has been obtained, further studies, including post-market studies, might be required to provide additional data on safety and will be required to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved. Also, the FDA will require post-market reporting and might require surveillance programs to monitor the side effects of the drug. Results of post-marketing programs might limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process, labeling or a change in manufacturing facility, an NDA supplement might be required to be submitted to the FDA.

The rate of completion of any clinical trials will be dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the trial, the availability of alternative therapies and drugs, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment might result in increased costs and delays, which could have a material adverse effect on us.

Failure to comply with applicable FDA requirements may result in a number of consequences that could materially and adversely affect us. Failure to adhere to approved trial standards and GCPs in conducting clinical trials could cause the FDA to place a clinical hold on one or more studies which would delay research and data collection necessary for product approval. Noncompliance with GCPs could also have a negative impact on the FDA’s evaluation of an NDA. Failure to adhere to GMPs and other applicable requirements could result in FDA enforcement action and in civil and criminal sanctions, including but not limited to fines, seizure of product, refusal of the FDA to approve product approval applications, withdrawal of approved applications, and prosecution.

Whether or not FDA approval has been obtained, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval might be longer or shorter than that required for FDA approval. Although there are some procedures for unified filings for some European countries, in general, each country at this time has its own procedures and requirements. There can be no assurance that any foreign approvals would be obtained.

In addition to the regulatory framework for product approvals, we and our collaborative partners must comply with laws and regulations regarding occupational safety, laboratory practices, the use, handling and disposition of radioactive materials, environmental protection and hazardous substance control, and other local, state, federal and foreign regulation. The impact of such regulation upon us cannot be predicted and could be material and adverse.

Legislation and Regulation Related to Bioterrorism Counteragents

Because some of our drug candidates are intended for the treatment of diseases that may result from acts of bioterrorism, they may be subject to the specific legislation and regulation described below.

Project BioShield

The Project BioShield Act of 2004 provides expedited procedures for bioterrorism related procurement and awarding of research grants, making it easier for HHS to quickly commit funds to countermeasure projects. Project BioShield relaxes procedures under the Federal Acquisition Regulation for procuring property or services used in performing, administering or supporting biomedical countermeasure research and development. In addition, if the Secretary of HHS deems that there is a pressing need, Project BioShield authorizes the Secretary to use an expedited award process, rather than the normal peer review process, for grants, contracts and cooperative agreements related to biomedical countermeasure research and development activity.

Under Project BioShield, the Secretary of HHS, with the concurrence of the Secretary of the Department of Homeland Security (“DHS”), and upon the approval of the President, can contract to purchase unapproved countermeasures for the SNS in specified circumstances. Congress is notified of a recommendation for a stockpile purchase after Presidential approval. Project BioShield specifies that a company supplying the countermeasure to the SNS is paid on delivery of a substantial portion of the countermeasure. To be eligible for purchase under these provisions, the Secretary of HHS must determine that there is sufficient and satisfactory clinical results or research data, including data, if available, from preclinical and clinical trials, to support a reasonable conclusion that the countermeasure will qualify for approval or licensing within eight years. Project BioShield also allows the Secretary of HHS to authorize the emergency use of medical products that have not yet been approved by the FDA. To exercise this authority, the Secretary of HHS must conclude that:

•        the agent for which the countermeasure is designed can cause serious or life-threatening disease;

•        the product may reasonably be believed to be effective in detecting, diagnosing, treating or preventing the disease;

•        the known and potential benefits of the product outweigh its known and potential risks; and

•        there is no adequate alternative to the product that is approved and available.

Although this provision permits the Secretary of HHS to circumvent the FDA approval process, its use would be limited to rare circumstances.

Safety Act

The Support Anti-Terrorism by Fostering Effective Technologies Act, or Safety Act, enacted by the U.S. Congress in 2002 creates product liability limitations for qualifying anti-terrorism technologies for claims arising from or related to an act of terrorism. In addition, the Safety Act provides a process by which an anti-terrorism technology may be certified as an “approved product” by the Department of Homeland Security and therefore entitled to a rebuttable presumption that the government contractor defense applies to sales of the product. The government contractor defense, under specified circumstances, extends the sovereign immunity of the United States to government contractors who manufacture a product for the government. Specifically, for the government contractor defense to apply, the government must approve reasonably precise specifications, the product must conform to those specifications and the supplier must warn the government about known dangers arising from the use of the product.

Public Readiness and Emergency Preparedness Act

The Public Readiness and Emergency Preparedness Act (the “PREP Act”), enacted by Congress in 2005 provides immunity for manufacturers from all claims under state or federal law for “loss” arising out of the administration or use of a “covered countermeasure”. However, injured persons may still bring a suit for “willful misconduct” against the manufacturer under some circumstances. “Covered countermeasures” include security countermeasures and “qualified pandemic or epidemic products”. For these immunities to apply, the Secretary of HHS must issue a declaration in cases of public health emergency or “credible risk” of a future public health emergency. We cannot predict whether Congress will fund the relevant PREP Act compensation programs; or whether the necessary prerequisites for immunity would be triggered with respect to our drug candidates.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The actual time required to obtain clearance to market a product in a particular foreign jurisdiction may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product candidate and the specific requirements of that jurisdiction. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary from country to country.

Reimbursement and Pricing Controls

In many of the markets where we could commercialize a drug candidate following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to reimbursement programs with varying price control mechanisms.

In the United States, there is an increasing focus on drug pricing in recent years. There are currently no direct government price controls over private sector purchases in the United States. However, the Veterans Health Care Act establishes mandatory price discounts for certain federal purchasers, including the Veterans Administration, Department of Defense, and the Public Health Service; the discounts are based on prices charged to other customers.

Under the Medicaid program (a joint federal/state program that provides medical coverage to certain low income families and individuals), pharmaceutical manufacturers must pay prescribed rebates on specified drugs to enable them to be eligible for reimbursement. Medicare (the federal program that provides medical coverage for the elderly and disabled) generally reimburses for physician-administered drugs and biologics on the basis of the product’s average sales price. Outpatient drugs may be reimbursed under Medicare Part D. Part D is administered through private entities that attempt to negotiate price concessions from pharmaceutical manufacturers. Various states have adopted further mechanisms that seek to control drug prices, including by disfavoring higher priced products and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.

Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to particular products over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses that are either approved by the FDA or that are supported by other appropriate evidence, such as published medical literature, and appear in a recognized compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

Regulations Regarding Government Contracting

We may become a government contractor in the United States and elsewhere which would mean that we would be subject to various statutes and regulations, including the Federal Acquisition Regulation, which govern the procurement of goods and services by agencies of the United States and other countries. These governing statutes and regulations can impose stricter penalties than those normally applicable to commercial contracts, such as criminal and civil damages liability and suspension and debarment from future government contracting. In addition, pursuant to various statutes and regulations, our government contracts can be subject to unilateral termination or modification by the government for convenience in the United States and elsewhere, detailed auditing requirements and accounting systems, statutorily controlled pricing, sourcing and subcontracting restrictions and statutorily mandated processes for adjudicating contract disputes.

Hazardous Materials and Select Agents

Our development and manufacturing processes involve the use of hazardous materials, including chemicals and radioactive materials, and produce waste products. Accordingly, we are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. In addition to complying with environmental and occupational health and safety laws, we must comply with special regulations relating to biosafety administered by the CDC, HHS and the DoD.

Other Regulations

In the United States and elsewhere, the research, manufacturing, distribution, sale and promotion of drug and biological products are subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services; other divisions of HHS, such as the Office of Inspector General: the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice and state and local governments. For example, sales, marketing and scientific and educational grant programs must comply with the anti-kickback and fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

CPEC, LLC

We were previously developing bucindolol for the treatment of heart failure, but development was discontinued in 1999. Commercial rights to bucindolol are owned by CPEC, LLC, a limited liability company, of which we own 35% and Indevus Pharmaceuticals, Inc. owns 65%.

In July 1999, the Department of Veterans Affairs and the National Heart, Lung, and Blood Institute, a division of the NIH, terminated the Phase III heart failure study of bucindolol earlier than scheduled, based on an interim analysis that revealed a reduction in mortality in subpopulations that had been reported in other trials and who constituted the majority of patients in the trial, but no efficacy in some other subpopulations that had not been previously investigated in beta-blocker heart failure trials. As a result, we discontinued development of bucindolol for heart failure in 1999.

ARCA Biopharma, Inc. (“ARCA”) of Broomfield, Colorado, and its academic collaborators, have reexamined this clinical trial data and have identified a genetic marker that highly correlates with patients who did not respond to bucindolol. ARCA believes that bucindolol’s unique pharmacology is suitable for therapy of most heart failure patients who do not exhibit this genetic marker, in other pharmacogenetically-identified subpopulations that are ideally suited for bucindolol’s novel therapeutic action, and for the treatment of ischemia in the setting of left ventricular dysfunction. In October 2003, CPEC outlicensed bucindolol to ARCA. Terms of the license call for future royalty and milestone payments to CPEC upon the development and commercialization of bucindolol.

During fiscal 2006, CPEC agreed to modify the license agreement between CPEC and ARCA and received 400,000 shares of ARCA common stock as consideration for the amendment. In addition, during fiscal 2006, CPEC received a milestone payment of $1,000,000 as a result of ARCA completing a financing.

During fiscal 2008, CPEC received a milestone payment from ARCA of $500,000. The milestone payment was triggered by the acceptance by the FDA of a NDA for bucindolol. Future milestone payments and royalty payments to CPEC and Aeolus, if any, while provided for under the agreement between CPEC and ARCA, cannot be assured or guaranteed. Also as a result of the filing of the NDA with the FDA, we are obligated to pay $412,500 in the form of cash or stock at our election to the majority owner of CPEC who will in turn pay the original licensors of bucindolol per the terms of the 1994 Purchase Agreement of CPEC. The obligation is included in our financial statements under the heading “Accounts Payable.”

During fiscal 2009, we sold our holdings of ARCA generating a gain of $133,000. In addition during fiscal 2009, ARCA received a Complete Response letter from the FDA for its NDA for bucindolol for the treatment of patients with chronic heart failure. In the Complete Response letter, the FDA states that it cannot approve the NDA in its current form and specifies additional actions and information required for approval of the bucindolol NDA.

Employees

At September 21, 2010, we had two employees; David C. Cavalier, our Chairman of the Board and John L. McManus, our President and Chief Executive Officer. Mr. Cavalier and Mr. McManus are not represented by a labor union. Each of our other executive officers and service providers are consultants.

Properties

None.

Legal Proceedings

We are not a party to any material legal proceedings.

MANAGEMENT

The following information sets forth certain information with respect to our directors. Each of the directors is elected to serve until the next election of directors at a meeting of the stockholders. Their respective backgrounds are described below.

Name	Age as of September 21, 2010	Position(s)	Director Since

David C. Cavalier	41	Chairman	April 2004
John M. Farah, Jr., Ph.D.	58	Director	October 2005
Joseph J. Krivulka	58	Director	June 2004
Amit Kumar, Ph.D.	46	Director	June 2004
Michael E. Lewis, Ph.D.	59	Director	June 2004
Chris A. Rallis	57	Director	June 2004
Peter D. Suzdak, Ph.D.	52	Director	June 2004

David C. Cavalier has been the Chairman of our Board since April 30, 2004, and an employee of Aeolus since November 2009. Since 2001, he has been a Principal and the Chief Operating Officer of Xmark Opportunity Partners, LLC, a manager of a family of private investment funds.  From 1995 to 1996, Mr. Cavalier worked for Tiger Real Estate, a $785 million private investment fund sponsored by Tiger Management Corporation. Mr. Cavalier began his career in 1994 in the Investment Banking Division of Goldman, Sachs & Co. working on debt and equity offerings for public and private real estate companies. He received a B.A. from Yale University and an M.Phil. from Oxford University.

John M. Farah, Jr., Ph.D. is Vice President, Intercontinental Operations of International Pharmaceutical Operations for Cephalon, Inc. Dr. Farah joined Cephalon in 1992 to manage technology requirements and collaborations for the research and development organization. He then served in several roles with increasing responsibilities in scientific affairs, managing biotech research partnerships, product licensing and academic collaborations. In 1998, Dr. Farah was promoted to senior director and, in 2001, vice president of worldwide business development responsible for promoting and negotiating R&D and commercial alliances with multinational and regional pharmaceutical firms. In 2003, Dr. Farah was appointed head of worldwide product export, and in 2006 he became responsible for strategic growth and commercial success of Cephalon in Latin America, Japan and certain commonwealth countries.  Prior to joining Cephalon, Dr. Farah was a research investigator at GD Searle and served as a postdoctoral fellow at the National Institutes of Health. He received his Doctorate in physiology in 1985 from the Uniformed Services University in Bethesda, Maryland. He also received a B.S. degree in Zoology from the University of Maryland and a B.H.A. degree from New College of California in San Francisco.

Joseph J. Krivulka is the founder of Triax Pharmaceuticals, LLC, Akrimax Pharmaceuticals LLC and Roves Point Pharmaceuticals, LLC.  Mr. Krivulka has served as its Chief Executive Officer of Triax Pharmaceuticals, LLC since November 2004, Chairman of the Board of Akrimax Pharmaceuticals, LLC since January 2008 and Chairman of the Board of Roves Point Pharmaceuticals, LLC since September 2008. He also co-founded Reliant Pharmaceuticals, LLC and served as its President from 1999 until 2004. Mr. Krivulka has more than 25 years of experience in the pharmaceutical industry and was formerly Chief Executive Officer of Bertek, Inc., a subsidiary of Mylan Laboratories Inc., and Corporate Vice President of Mylan Laboratories. He has extensive expertise in product launches, reformulation and line extensions, clinical development, and manufacturing. He successfully brought to market numerous branded products and managed Mylan’s entry into the branded pharmaceutical business, with the acquisition of several pharmaceutical companies. Mr. Krivulka is a member of the board of directors of Nektar Therapeutics, a publicly-held pharmaceutical company.

Amit Kumar, Ph.D. served as President and Chief Executive Officer of CombiMatrix Corporation from September 2001 to June 2010, and has been a director of CombiMatrix since September 2000. Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp. From January 1999 to February 2000, Dr. Kumar was the founding President and CEO of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at Idexx Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, he was Head of Research & Development for Idetek Corporation, which was later acquired by Idexx Laboratories, Inc. Dr. Kumar received his B.S. in Chemistry from OccidentalCollege. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. from the California Institute of Technology in 1991. He also completed a post-doctoral fellowship at Harvard University from 1991 to 1993. Dr. Kumar is also a member of the board of directors of Ascent Solar Technologies, a publicly-held solar energy company and Tacere Therapeutics, a private biotechnology company.

Michael E. Lewis, Ph.D. has been President of BioDiligence Partners, Inc., a private consulting firm, since 1994. He co-founded Cara Therapeutics Inc., a privately-held biopharmaceutical company, and has served as a director and Chief Scientific Advisor of Cara since 2004. He has also served as a director of Polymedix, Inc., a publicly-held biotechnology company, since 2003. Dr. Lewis co-founded Arena Pharmaceuticals, Inc. in 1997, and was a director until 2000 and Arena’s Chief Scientific Advisor until 2003. He also co-founded Adolor Corporation in 1994 and served as its Chief Scientific Advisor until 1997. Dr. Lewis was Vice President of Research at Symphony Pharmaceuticals, Inc. from 1993 to 1994. He also co-founded Cephalon, Inc., where he served as Senior Scientist, Director of Pharmacology, and Senior Director of Scientific Affairs, between 1988 and 1993. Prior to that, Dr. Lewis was a Principal Investigator at E.I. DuPont de Nemours & Co., Inc. from 1985 to 1987. Dr. Lewis received a B.A. with Special Honors in Psychology from George Washington University, and an M.A. and Ph.D. in Psychology from Clark University, followed by postdoctoral training in neurosciences at the University of Cambridge, the National Institutes of Health, and the University of Michigan.

Chris A. Rallis has been an executive-in-residence at Pappas Ventures, a life science venture capital firm since January 2008. Previously, Mr. Rallis was the President and Chief Executive Officer of ImmunoBiosciences, Inc. (“IBI”), a vaccine technology company located in Raleigh, North Carolina from April 2006 through June 2007. Prior to joining IBI, Mr. Rallis served as an executive in residence (part time) for Pappas Ventures, and as a consultant for Duke University and Panacos Pharmaceuticals, Inc. Mr. Rallis is the former President and Chief Operating Officer and director of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences in January 2003 for approximately $465 million. Prior to assuming the role of President and COO in March 2000, he was Executive Vice President, Business Development and General Counsel. While at Triangle, Mr. Rallis participated in 11 equity financings generating gross proceeds of approximately $500 million. He was also primarily responsible for all business development activities which included a worldwide alliance with Abbott Laboratories and the in-licensing of ten compounds. Before joining Triangle in 1995, Mr. Rallis served in various business development and legal management roles with Burroughs Wellcome Co. over a 13-year period, including Vice President of Strategic Planning and Business Development. Mr. Rallis also serves on the board of Salisbury School, a private secondary school in Salisbury, Connecticut. Mr. Rallis received his A.B. degree in economics from Harvard College and a J.D. from Duke University.

Peter D. Suzdak, Ph.D. is a research and development executive with more than 19 years experience in U.S. and European pharmaceutical companies. Dr. Suzdak is currently President, Chief Executive Officer and founder of Cardioxyl Pharmaceuticals.  Prior to joining Cardioxyl in 2006, Dr. Suzdak was President, Chief Executive Officer and co-founder of Artesian Therapeutics, Inc. and raised $15 million in venture capital financing and advanced two lead drug discovery programs from idea stage to clinical candidate selection stage.  In October 2005, Artesian Therapeutics was acquired by CardiomePharma.  Prior to joining Artesian Therapeutics, Dr. Suzdak was most recently at Guilford Pharmaceuticals, Inc. from 1995 to 2002. During his tenure as Vice President of Research, then Senior Vice President of Research and Development, Dr. Suzdak was responsible for all pharmaceuticals drug discovery, preclinical development and clinical development at Guilford.  Dr. Suzdak was responsible for establishing an integrated drug discovery and development function at Guilford and building an extensive technology and intellectual property platform around multiple novel biological targets.  Prior to joining Guilford, Dr. Suzdak held various positions at Novo-Nordisk A/S in Copenhagen, Denmark from 1988 to 1995, including Director of Neurobiology Research. Dr. Suzdak was involved in multiple drug discovery and development collaborations with major pharmaceutical companies in the U.S. and Europe, including Abbott which resulted in the successful discovery, clinical development, approval and marketing of the novel anti-epileptic Gabatril®. Prior thereto, Dr. Suzdak was a Pharmacology Research Associate in the Clinical Neuroscience Branch of the National Institute of Mental Health in Bethesda, in the laboratory of Dr. Steven M. Paul, from 1985 to 1988. Dr. Suzdak received his Ph.D. in Pharmacology from the University of Connecticut and a B.S. in Pharmacy from St. Johns University.

Information Concerning the Board of Directors and its Committees

Director Independence and Board Meetings

The business of Aeolus is under the general management of the Board of Directors, as provided by the laws of Delaware and the Bylaws of Aeolus. During the fiscal year ended September 30, 2009, the Board of Directors held six formal meetings, excluding actions by unanimous written consent. Each member of the Board attended at least 75% of the fiscal 2009 meetings of the Board of Directors and Board committees of which he was a member. Aeolus does not have a policy with regard to Board members’ attendance at annual meetings. At the Company’s 2009 Annual Meeting of Stockholders, all of the directors standing for election were in attendance.

After review of all relevant transactions or relationships between each director, or any of his family members, and the Company, the Company’s senior management and our independent registered public accounting firm, the Board of Directors has affirmatively determined that all of the Company’s directors are independent directors within the meaning of the applicable Nasdaq Stock Market, LLC (“Nasdaq”) listing standards, as currently in effect, excluding Mr. Cavalier.

The Board of Directors has established an Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act, and a Compensation Committee.

Audit Committee

The Audit Committee currently consists of Mr. Cavalier, Chairman, Dr. Kumar and Mr. Rallis. During fiscal 2009, the Audit Committee held four formal meetings and met with Aeolus’ independent registered public accounting firm prior to the release of financial results for the first three quarters of fiscal 2009.  The Audit Committee reviews the results and scope of the audit and other services provided by Aeolus’ independent registered public accounting firm. The Audit Committee has adopted a written charter, a copy of which was attached as Exhibit B to our definitive information statement that was filed with the SEC on January 28, 2010. The Board of Directors has determined that Mr. Cavalier is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the Securities and Exchange Commission. Xmark Opportunity Partners, LLC, which together with its affiliates and Principals beneficially owns as of September 21, 2010 approximately 70.0% of the Common Stock, is the sole manager of Goodnow and possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow and the funds affiliated with Xmark Opportunity Partners, LLC. Excluding Mr. Cavalier as a result of his affiliation with Goodnow and Xmark Opportunity Partners, LLC, the Board of Directors has determined that all of the members of the Audit Committee meet the Nasdaq Audit Committee independence standards, as currently in effect.

Compensation Committee

The Compensation Committee currently consists of Mr. Cavalier, Chairman, Mr. Krivulka and Dr. Suzdak. During fiscal 2009, the Compensation Committee held one formal meeting. The Compensation Committee makes recommendations to the Board of Directors regarding salaries and incentive compensation for officers of Aeolus, and determines the amount and type of equity incentives granted to participants in Aeolus’ 2004 Stock Incentive Plan, as amended (the “Plan”).

Nominating Committee

The Board does not have a standing nominating committee. The Board does not believe a nominating committee is necessary based on Aeolus’ size and the beneficial ownership (beneficial ownership assumes the exercise of all warrants and options by the respective holder) by Xmark Opportunity Partners, LLC and Efficacy Biotech Master Fund Ltd. (“Efficacy”), of more than 85% of the Company’s outstanding Common Stock. The Board will consider establishing a nominating committee at the appropriate time.

The entire Board of Directors participates in the consideration of director nominees. To date, the Board of Directors has not formally established any criteria for Board membership. Candidates for director nominees are reviewed in the context of the current composition of the Board, the Company’s operating requirements and the long-term interests of our stockholders. In conducting this assessment, the Board of Directors considers skills, diversity, age, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

The Board’s process for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves compiling names of potentially eligible candidates, conducting background and reference checks, conducting interviews with the candidate and others (as schedules permit), meeting to consider and approve the final candidates and, as appropriate, preparing an analysis with regard to particular recommended candidates.

The Board has not established a formal process for stockholders to send communications, including director nominations, to the Board; however, the names of all directors are available to stockholders in this prospectus. Due to the infrequency of stockholder communications to the Board, the Board does not believe that a formal process is necessary.  However, the Board will consider, from time to time, whether adoption of a formal process for such stockholder communications has become necessary or appropriate. If Aeolus receives any security holder communication for an independent director, Aeolus will relay it to the independent director. Director nominations submitted by a stockholder will be considered by the full Board. The Board of Directors believes that the Company currently has in place adequate methods for receiving communications from our stockholders. Any stockholder may send a communication to any member of the Board of Directors, in care of the Company, at 26361 Crown Valley Parkway, Suite 150, Mission Viejo, California 92691 (Attention: Secretary). The Company will forward any such communication to the Board member.

Code of Ethics

We have adopted a Code of Ethics that applies to our Chief Executive Officer, senior financial officers, controller and other similar employees. The purpose of the Code of Ethics is to provide written standards that are reasonably designed to promote: honest and ethical conduct; full, fair, accurate, timely and understandable disclosure in reports and documents filed with the SEC and other public communications by the Company; compliance with applicable governmental laws, rules and regulations; prompt internal reporting of violations of the Code of Ethics; and accountability for adherence to the Code of Ethics; and to deter wrongdoing.  A copy of the Code of Ethics can also be obtained free of charge by writing to John L. McManus, President, Aeolus Pharmaceuticals, Inc., 26361 Crown Valley Parkway, Suite 150 Mission Viejo, CA 92691.

There is no family relationship between any of our officers or directors.  There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Communications with Members of the Board of Directors

The Board of Directors has not established a formal process for shareholders to send communications to its members. Any shareholder may send a communication to any member of the Board of Directors, in care of the Company’s address. If a communication is sent to the Company’s address, the Company will forward any such communication to the Board member.

Compensation Committee Interlocks and Insider Participation

None of our executive officers served as a member of the compensation or similar committee or board of directors of any other entity, other than our subsidiaries, of which an executive officer served on our compensation committee or board of directors.

Compensation of Directors

The following table sets forth information for the fiscal year ended September 30, 2009 regarding the compensation of our directors:

Director Compensation

	Fees Earned or		All Other
Name	Paid in Cash	Option Awards(1)	Compensation	Total

David C. Cavalier	$—	$25,872	—	$175,872
John M. Farah, Jr., Ph.D.	—	19,220	—	19,220
Joseph J. Krivulka	—	12,110	—	12,110
Amit Kumar, Ph.D.	—	25,872	—	25,872
Michael E. Lewis, Ph.D.	—	14,725	—	14,725
Chris A. Rallis	—	25,872	—	25,872
Peter D. Suzdak, Ph.D.	—	19,220	—	19,220

(1) The amounts in the “Option Awards” column reflect the dollar amounts recognized as compensation expense for financial statement reporting purposes for stock options for the fiscal year ended September 30, 2009 in accordance with SFAS 123(R). The assumptions we used to calculate these amounts are discussed in Note H to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2009.

All directors are reimbursed for expenses incurred in connection with each board or committee meeting attended. In addition, the Board of Directors adopted the following compensation program for the outside members of the Board of Directors on December 11, 2008 effective beginning July 1, 2008:

•
Each non-executive Board member shall be eligible to receive nonqualified stock options for up to an aggregate of 45,000 shares per year based upon the number of meetings attended by the non-executive Board member during the year.  The option exercise prices shall be equal to the closing price of the Common Stock on the grant date. The options shall have 10-year terms and vest, as long as the director remains on the Board, on a monthly basis over a 12-month period beginning on the date of grant. Unvested options expire upon resignation or termination from the Board.

•
In addition, each Audit Committee member shall be eligible to receive a nonqualified stock option for up to an aggregate of 15,000 shares per year based the number of Audit Committee meetings attended by the Audit Committee member during the year. The option exercise prices shall be equal to the closing price of the Common Stock on the grant date. The options shall have 10-year terms and vest, as long as the director remains on the Board, on a monthly basis over a 12-month period beginning on the date of grant. Unvested options expire upon resignation or termination from the Board.

Outstanding Equity Awards for Directors as of September 30, 2009

The following table sets forth information regarding unexercised stock options for each Director outstanding as of September 30, 2009.  The Company has not awarded stock grants or other equity incentive awards and as such has not made any disclosures regarding such awards.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options Option Awards
David C. Cavalier	146,064	26,686	—

John M. Farah, Jr., Ph.D.	111,155	20,436	—

Joseph J. Krivulka	121,626	13,124	—

Amit Kumar, Ph.D.	147,064	26,686	—

Michael E. Lewis, Ph.D.	126,126	28,874	—

Chris A. Rallis	147,064	26,686	—

Peter D. Suzdak, Ph.D.	134,564	20,436	—

Equity Compensation Plan Information

The following table provides certain information as of September 30, 2009, with respect to both of our equity compensation plans in effect on that date.

Plan category	(a)Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b)Weighted-average exercise price of outstanding options, warrants and rights	(c)Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by our stockholders:
2004 Stock Option Plan	4,249,091	$0.53	750,909
1994 Stock Option Plan	1,927,124	$3.92	0

Equity compensation plans and securities not approved by our stockholders:
Warrant to Purchase Common Stock Issued to Dan Delmonico	50,000	$0.49	Not applicable
Warrant to Purchase Common Stock Issued to Brookstreet Securities Corporation	250,000	$1.50	Not applicable
Total – Common Stock	6,476,215		750,909

Convertible Promissory Note convertible into shares of Series B Preferred Stock Issued to ElanPharma International Limited (as of September 30, 2009)(1)(2)	65,985	$9.00	10,614
Total – Series B Preferred Stock	65,985		10,614

(1)           As of September 30, 2009, each share of Series B preferred stock was convertible into one share of common stock.

(2)           The conversion value of the note will increase by its 11% interest rate until its maturity on February 8, 2011.

Description of Equity Compensation Plans and Equity Securities Not Approved by Our Stockholders

The warrants to purchase shares of our common stock issued to Brookstreet Securities Corporation (“Brookstreet”) have not been approved by our stockholders.  In May 2006, we entered into an agreement with Brookstreet to provide us with financial advisory services for a one-year period.  For these services, in May 2006, we issued five warrants each to purchase up to 50,000 shares of our common stock with an exercise price of $0.50, $1.00, $1.50, $2.00 and $2.50 and vest on May 24, 2006, August 22, 2006, November 20, 2006, February 18, 2007 and May 19, 2007, respectively.  The warrants are exercisable for five years.

The warrants to purchase shares of our common stock issued to Dan Delmonico in September 2009 have not been approved by our stockholders.  We issued three warrants each to purchase up to 20,000, 15,000 and 15,000 shares of our common stock with an exercise price of $0.39, $.50 and $0.60, respectively.  The warrants are exercisable for five years.

Executive Officers

Our executive officers and their ages as of September 21, 2010 are as follows:

Name	Age as of September 21, 2010	Position(s)

John L. McManus	46	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary
Brian J. Day, Ph.D.	50	Chief Scientific Officer

John L. McManus.  Mr. McManus began as a consultant to the Company in June 2005 as President.  He became employed as our President and Chief Operating Officer in July 2006 and was appointed President and Chief Executive Officer in March 2007.  Mr. McManus, who received his degree in business administration from the University of Southern California in 1986, is the founder and president of McManus Financial Consultants, Inc. (“MFC”), which provides strategic, financial and investor relations advice to senior managements and boards of directors of public companies, including advice on mergers and acquisitions.  These companies have a combined value of over $25 billion.  He has served as president of MFC since 1997.  In addition, Mr. McManus previously served as Vice President, Finance and Strategic Planning to Spectrum Pharmaceuticals, Inc. where he had primary responsibility for restructuring Spectrum’s operations and finances, including the design of strategic and financial plans to enhance Spectrum’s corporate focus, and leading the successful implementation of these plans.  The implementation of these plans led to an increase in Spectrum’s market value from $1 million to more than $125 million at the time of Mr. McManus’ departure.

Brian J. Day, Ph.D. Dr. Day is a part-time consultant and was appointed Chief Scientific Officer of Aeolus in September 2004.  Dr. Day has extensive training in both pharmacology and toxicology with over 14 years experience.  Since 1994 he has helped guide the design and synthesis of metalloporphyrins and has discovered a number of their novel activities in biological systems.  Dr. Day has authored over 70 original scientific publications and served as a consultant to biotechnology companies for over 10 years.  He is an active member of a number of scientific societies including the American Chemical Society, Society for Free Radicals in Biology and Medicine, and Society of Toxicology, where he served on the Board of Publications.  Dr. Day has been at the NJH since 1997 and currently is a Professor in the Environmental and Occupational Health Sciences Division.  He is one of the scientific co-founders of Aeolus and an inventor on a majority of the catalytic antioxidant program’s patents.

Executive Compensation

Summary Compensation

The following table sets forth all compensation earned for services rendered to Aeolus in all capacities for the fiscal year ended September 30, 2009, 2008 and 2007, by our principal executive officer, principal financial officer, and our one other executive officer who served in such capacities as of the end of fiscal 2009, collectively referred to as the “Named Executive Officers”.

		Annual Compensation			All Other
Name and Principal	Fiscal			Option	Compensation
Position(s)	Year	Salary ($)	Bonus ($)	Awards ($) (1)	($)	Total ($)
John L. McManus	2009	$250,200	—	$142,759	—	$392,958
President and	2008	$250,200	—	$150,313	—	$400,513
Chief Executive Officer	2007	250,200	—	207,044	—	457,244

Brian Day, Ph.D. (2)	2009	—	—	38,056	$132,000	170,056
Chief Scientific Officer	2008	—	—	31,899	$132,000	163,899
	2007	—	—	33,915	132,000	165,915

Michael P. McManus (3)	2009	—	—	31,423	—	31,423
Chief Financial Officer,	2008	—	—	77,110	—	77,110
Treasurer and Secretary	2007	—	—	81,734	—	81,734

(1) The amounts in the “Option Awards” column reflect the dollar amounts recognized as compensation expense for financial statements reporting purposes for stock options for the fiscal year ended September 30, 2009 in accordance with SFAS 123R.  The assumptions we used to calculate these amounts are discussed in Note H to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 30, 2009.

(2) Dr. Day is Professor of Medicine, Immunology & Pharmaceutical Sciences at the National Jewish Health (“NJH”) and is not an employee of the Company. For his services as Chief Scientific Officer during fiscal 2007, 2008 and 2009, Dr. Day was paid a monthly consulting fee of $11,000.  Dr. Day also receives an option to purchase up to 50,000 shares of Common Stock on October 1st of each year that he provides consulting services to the Company.  Dr. Day was paid $132,000 in consulting fees in each of fiscal 2007, fiscal 2008 and fiscal 2009.  In addition, Dr. Day was granted an option to purchase up to 25,000 and 200,000 shares of Common Stock on January 11, 2008 and May 6, 2009, respectively.  The Company has also entered into several grant agreements with NJH, for which Dr. Day was the principal investigator.  The Company paid NJH $49,640, $65,280 and $23,273 in fiscal 2007, 2008 and 2009, respectively. The Company also has an exclusive worldwide license from NJH to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJH.

(3) Mr. Michael McManus was not an employee of the Company. Mr. Michael McManus resigned as Chief Financial Officer on January 15, 2010. For his services as Chief Financial Officer, McManus & Company, Inc., a consulting firm in which Mr. Michael McManus was an officer until November 2008 and is owned by Mr. John McManus, was paid a monthly consulting payment of $25,000. Under this contract, McManus & Company, Inc. also provides the Company with its corporate headquarters, facilities management and the outsourcing of the administrative, accounting, finance and accounting functions.  McManus & Company, Inc. was paid $335,000, $300,000 and $300,000 in consulting fees pursuant to services rendered to the Company in fiscal 2007, 2008 and 2009, respectively.

Grants of Plan Based Awards During the Fiscal Year Ended September 30, 2009

The following table summarizes all option grants during the fiscal year ended September 30, 2009 to the Named Executive Officers. Each of these options was granted pursuant to the Plan:

Name	Grant Date	All Other Option Awards: Number of Shares Underlying Options (#)(2)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards ($) (1)
John L. McManus	5/6/09	1,000,000	$0.30	$266,800
	7/30/09	250,000	$0.39	86,800

Brian Day, Ph.D.	10/1/2008	50,000	$0.44	$21,500
	5/6/2009	200,000	$0.30	$53,360

Michael P. McManus	7/10/2009	90,000	$0.39	$31,185

(1) The amounts in the “Grant Date Fair Value of Option Awards” column reflect the grant date fair value of each equity award calculated in accordance with SFAS 123(R).

(2) The option grant vests on a monthly basis for twelve months with a ten-year term, subject to earlier termination upon certain events.

Outstanding Equity Awards as of September 30, 2009

The following table sets forth information regarding unexercised stock options for each of the Named Executive Officers outstanding as of September 30, 2009.  The Company has not awarded stock grants or other equity incentive awards and as such has not made any disclosures regarding such awards.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable		Option Awards Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date

John L. McManus	10,000	—		—	$0.97	7/29/2015
	10,000	—		—	$0.91	8/31/2015
	10,000	—		—	$1.12	9/30/2015
	10,000	—		—	$1.15	10/31/2015
	10,000	—		—	$1.03	11/30/2015
	10,000	—		—	$0.95	12/30/2015
	10,000	—		—	$0.89	1/31/2016
	10,000	—		—	$0.90	2/28/2016
	10,000	—		—	$0.80	3/31/2016
	10,000	—		—	$0.75	4/28/2016
	10,000	—		—	$0.60	5/31/2016
	10,000	—		—	$0.81	6/30/2016
	250,000	—		—	$0.75	7/14/2016
	250,000	—		—	$0.90	7/13/2017
	250,000	—		—	$0.32	7/14/2018
	500,000	500,000	(1)	—	$0.30	5/6/2019
	62,500	187,500	(2)	—	$0.39	7/30/2019

Brian Day, Ph.D.	1,200	—		—	$51.25	4/7/2010
	2,000	—		—	$0.90	2/28/2015
	2,000	—		—	$0.70	3/31/2015
	2,000	—		—	$0.55	4/29/2015
	2,000	—		—	$0.71	5/31/2015
	2,000	—		—	$0.73	6/30/2015
	2,000	—		—	$0.97	7/29/2015
	2,000	—		—	$0.91	8/31/2015
	2,000	—		—	$1.12	9/30/2015
	2,000	—		—	$1.15	10/31/2015
	2,000	—		—	$1.03	11/30/2015
	2,000	—		—	$0.95	12/31/2015
	2,000	—		—	$0.89	1/31/2016
	2,000	—		—	$0.90	2/28/2016
	2,000	—		—	$0.80	3/31/2016
	2,000	—		—	$0.75	4/28/2016
	2,000	—		—	$0.60	5/31/2016
	25,000	—		—	$0.85	6/5/2016
	2,000	—		—	$0.81	6/30/2016
	2,000	—		—	$0.69	7/31/2016
	2,000	—		—	$0.80	8/31/2016
	2,000	—		—	$0.80	9/29/2016
	50,000	—		—	$0.68	10/2/2016
	50,000	—		—	$0.45	10/1/2017
	25,000	—		—	$0.40	1/11/2018
	50,000	—	(3)	—	$0.44	10/1/2018

Michael P. McManus	1,250	—		—	$0.73	6/30/2015
	1,250	—		—	$0.97	7/29/2015
	1,250	—		—	$0.91	8/31/2015
	1,250	—		—	$1.12	9/30/2015
	1,250	—		—	$1.15	10/31/2015
	1,250	—		—	$1.03	11/30/2015
	1,250	—		—	$0.95	12/30/2015
	1,250	—		—	$0.89	1/31/2016
	1,250	—		—	$0.90	2/28/2016
	1,250	—		—	$0.80	3/31/2016
	1,250	—		—	$0.75	4/28/2016
	1,250	—		—	$0.60	5/31/2016
	1,250	—		—	$0.81	6/30/2016
	90,000	—		—	$0.80	7/10/2016
	90,000	—		—	$1.01	7/10/2017
	45,000	—		—	$0.40	1/11/2018
	90,000	—		—	$0.36	7/10/2018
	30,000	60,000	(4)	—	$0.39	7/10/2019

(1) This option vests as to these shares in approximately equal monthly installments through May 6, 2010.

(2) This option vests as to these shares in approximately equal monthly installments through July 30, 2010.

(3) The remaining shares subject to this option vested on October 1, 2009 and are fully exercisable.

(4) This option vests as to these shares in approximately equal monthly installments through July 10, 2010.

Grants of Plan Based Awards to Directors During the Fiscal Year Ended September 30, 2009

The following table summarizes all option grants during the fiscal year ended September 30, 2009 to Directors. Each of these options was granted pursuant to the Plan:

Name	Grant Date	All Other Option Awards: Number of Shares Underlying Options (#) (2)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards ($) (1)
David C. Cavalier	12/11/2008	27,750	$0.40	$11,086
	2/5/2009	3,750	0.29	1,086
	3/26/2009	11,250	0.33	3,709
	4/30/2009	3,750	0.38	1,268
	6/4/2009	11,250	0.35	3,515
	7/30/2009	15,000	0.39	5,208

John M. Farah, Jr., Ph.D.	12/11/2008	20,250	0.40	8,090
	3/26/2009	11,250	0.33	3,709
	6/4/2009	11,250	0.35	3,515
	7/30/2009	11,250	0.39	3,906

Joseph J. Krivulka	12/11/2008	11,250	0.40	4,494
	3/26/2009	11,250	0.33	3,709
	7/30/2009	11,250	0.39	3,906

Amit Kumar, Ph.D.	12/11/2008	27,750	0.40	11,086
	2/5/2009	3,750	0.29	1,086
	3/26/2009	11,250	0.33	3,709
	4/30/2009	3,750	0.38	1,268
	6/4/2009	11,250	0.35	3,515
	7/30/2009	15,000	0.39	5,208

Michael E. Lewis, Ph.D.	12/11/2008	9,000	0.40	3,596
	3/26/2009	11,250	0.33	3,709
	6/4/2009	11,250	0.35	3,515
	7/30/2009	11,250	0.39	3,906

Chris A. Rallis	12/11/2008	27,750	0.40	11,086
	2/5/2009	3,750	0.29	1,086
	3/26/2009	11,250	0.33	3,709
	4/30/2009	3,750	0.38	1,268
	6/4/2009	11,250	0.35	3,515
	7/30/2009	15,000	0.39	5,208

Peter D. Suzdak, Ph.D.	12/11/2008	20,250	0.40	8,090
	3/26/2009	11,250	0.33	3,709
	6/4/2009	11,250	0.35	3,515
	7/30/2009	11,250	0.39	3,906

(1) The amounts in the “Grant Date Fair Value of Option Awards” column reflect the grant date fair value of each equity award calculated in accordance with SFAS 123(R).

(2) All option grants to Directors vests on a monthly basis for twelve months from the date of grant with a ten-year term, subject to earlier termination upon certain events.

Option Exercises and Stock Vested During the Fiscal Year Ended September 30, 2009

No stock options were exercised by any Named Executive Officer during the fiscal year ended September 30, 2009.

The Company had no stock awards outstanding as of or for the year ended September 30, 2009.

Employment Agreement

On July 14, 2006, we entered into an employment agreement with John L. McManus under which Mr. McManus was appointed as our President and Chief Operating Officer. Pursuant to the agreement, Mr. McManus receives an annual salary of $250,000. In addition, Mr. McManus will be entitled to receive a cash bonus of $100,000 if during his employment we enter into a definitive agreement for a partnership for the joint development or commercialization of any of our owned or in-licensed patent rights or the sale of the Company (where greater than 50% of the voting stock of the Company is acquired by a third party).  Mr. John McManus was also granted a stock option to purchase up to 250,000 shares of common stock on each of July 14, 2006, July 14, 2007, July 14, 2009 and July 30, 2009, each of which vest at a rate of 20,833 shares per month.  Mr. McManus will also be entitled to additional grants of stock option to purchase 250,000 shares of common stock on each July 14th that the employment agreement is in effect.  The additional options will vest monthly over a 12-month period.  Mr. John McManus’ agreement has a one-year term and automatically renewed for an additional one-year period ending July 14, 2010.  The agreement will automatically renew for additional one-year periods unless either party gives notice of its intent not to renew on or before April 15th of the year of renewal.  If the agreement is terminated by us for other than “cause,” we will be obligated to pay all amounts owed to Mr. McManus under the agreement.

On July 30, 2010, the Company and Mr. John McManus amended and restated Mr. McManus’ employment agreement, dated July 14, 2006, with the Company. Under the Amended and Restated Employment Agreement (the “Restated Agreement”), Mr. McManus will continue to serve as President, Chief Executive Officer and Chief Operating Officer of the Company. Pursuant to the agreement, Mr. McManus will be paid $20,850 a month. However, in the event, on or prior to June 30, 2011, the Company (i) enters into one or more binding agreements for the sale and issuance of equity of the Company in one or more financings, (ii) enters into one or more binding partnership, licensing, collaboration, development or similar agreements, or (iii) is awarded one or more grants or contracts, all of which taken together collectively entitle the Company to receive gross proceeds of at least $10,000,000 (the “Threshold Amount”) (excluding any proceeds received from the Investors or any affiliate thereof), Mr. McManus’ salary shall be increased to $33,333 per month, effective as of the date of such agreement or award, when combined with all prior agreements or awards, entitles the Company to the Threshold Amount.

Consulting Arrangements

On October 1, 2007, we entered into a consulting agreement with Dr. Brian Day under which Dr. Day was appointed as our Chief Scientific Officer. Pursuant to the agreement, Dr. Day receives a monthly consulting payment of $11,000. In addition, Dr. Day will be entitled to receive a cash bonus of $30,000 and be granted a stock option to purchase 25,000 shares of the Company’s Common Stock with an exercise price equal to the closing stock price on the date of grant when and if, during the term of this Agreement: (1) the Company completes a financing in excess of $5,000,000, a development or partnership with another life sciences company for the joint development or commercialization of any of the Company’s owned or in-licensed patent rights or a sale of the Company (where greater than 50% of the voting stock of the Company is acquired by a third party), or (2) for each new compound for which an Investigational New Drug application is filed with the U.S. Food and Drug Administration.  The foregoing options shall vest six (6) months following the date of grant as long as Dr. Day continues to be a consultant to or employee of the Company, except in the case of a sale of the Company, in which case, the options shall fully vest and be immediately exercisable.  Dr. Day was also granted a stock option to purchase up to 50,000 shares of common stock on each of October 1, 2006, October 1, 2007, October 1, 2008 and October 1, 2009, each of which vest at a rate of 4,167 shares per month.  He will also be entitled to additional grants of stock option to purchase 50,000 shares of common stock on each October 1st that the consulting agreement is in effect.  The additional options will vest monthly over a 12-month period.  Dr. Day’s agreement has a one-year term and may be extended upon mutual agreement of Dr. Day and the Company.  The agreement was extended on October 1, 2008 for a one year period ending September 30, 2009. During fiscal 2008 and 2009, we paid Dr. Day $132,000, in consulting fees pursuant to services rendered by Dr. Day under the agreement. The agreement expired on September 30, 2009.

On October 1, 2009, we entered into a new consulting agreement with Dr. Day on substantially the same terms as described above but we increased the monthly consulting payment from $11,000 to $11,500.  Dr. Day’s monthly consulting payment will increase to $12,500 when and if, during the term of this Agreement the Company obtains funding through either a capital raising transaction, partnership or contract award of at least $5,000,000.  In addition, the agreement removed the bonus payable upon the completion of a financing in excess of $5,000,000.  Dr. Day’s agreement has a one-year term and may be extended upon mutual agreement of Dr. Day and the Company.

Separation Agreement

We did not enter into any separation agreements during fiscal 2009 or in fiscal 2010 through September 21, 2010.

Payments Upon Termination or Change of Control

We have an employment or a consulting agreement with each of our current executive officers who qualify as Named Executive Officers. These agreements provide for payments to the executive officer upon termination of employment or a change of control of Aeolus under specified circumstances. For information regarding the specific circumstances that would trigger payments and the provision of benefits, the manner in which payments and benefits would be provided and conditions applicable to the receipt of payments and benefits, see “—Employment Agreement” and “—Consulting Arrangements.”

The following tables set forth information regarding potential payments and benefits that each Named Executive Officer who was serving as an executive officer on September 21, 2010 would receive upon termination of employment or consulting arrangement or a change of control of Aeolus under specified circumstances, assuming that the triggering event in question occurred on September 21, 2010.

Summary of Potential Payments Upon Termination or Change of Control

	Termination without Cause or for Good Reason				Voluntary Resignation
			Value of Options	Value of Stock
	Cash	Value of	with Accelerated	with Accelerated	Cash
Name	Payments(1)	Benefits(2)	Vesting(3)	Vesting(4)	Payments

John L. McManus	$187,650	$19,689	$72,917	—	—
Brian Day, Ph.D.	—	—	8,333	—	—

	Immediately upon a Change of Control		Termination in Connection with a Change of Control
		Value of Options			Value of Options	Value of Stock
	Cash	with Accelerated	Cash	Value of	with Accelerated	with Accelerated
Name	Payments (5)	Vesting(3)	Payments(1)	Benefits(2)	Vesting(3)	Vesting(4)

John L. McManus	$100,000	$$72,917	$187,650	$19,689	$$72,917	—
Brian Day, PhD (6)	30,000	8,333	—	—	8,333	—

(1) The amounts in this column reflect a lump sum payment equal to the remaining term of the executive officer’s employment or consulting agreement in effect on September 21, 2010 assuming notice of termination was given on September 21, 2010.

(2) The amounts in this column reflect the estimated value of health, dental, life and disability insurance to be provided to the Named Executive Officer subsequent to a termination.

(3) The amounts in this column are calculated based on the difference between $0.45, the closing market price per share of our common stock on September 21, 2010, and the exercise price per share of the options subject to accelerated vesting.

(4) The amounts in this column are calculated by multiplying the number of shares subject to accelerated vesting by $0.45, the closing market price per share of our common stock on September 30, 2009.

(5) The amounts in this column reflect the lump sum payment payable upon a change of control pursuant to the executive officer’s employment or consulting agreement in effect on September 21, 2010 assuming a change of control occurred on September 21, 2010.

(6) Dr. Day would also be granted a stock option to purchase 25,000 shares of the Company’s Common Stock with an exercise price equal to the closing stock price on the date of grant upon the occurrence of a change of control.

Summary of Actual Payments Upon Termination of Employment

No executive officers were terminated and no payments were made upon termination of employment during fiscal 2009 or to date in fiscal year 2010.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, there were no reports required under Section 16(a) of the Exchange Act that were not timely filed during the fiscal year ended September 30, 2009, except for one Form 4 filed by Michael McManus, our former Chief Financial Officer, for the grant of a stock option to purchase our common stock on July 10, 2009 which was inadvertently filed 14 days late and three Form 4s filed by David Cavalier, one of our directors, for nine acquisitions of common stock and warrants made by Opportunity, LP and Opportunity Ltd, affiliates of Mr. Cavalier, from October 7, 2008 to February 24, 2009, which were filed late inadvertently.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth information as of September 21, 2010 concerning the shares of common stock and shares of Series B Preferred Stock beneficially owned by (a) each person known by us, solely by reason of our examination of Schedule 13D and 13G filings made with the SEC, to be the beneficial owner of 5% or more of our outstanding common stock, (b) each of our directors, (c) each of the executive officers named in the summary compensation table in our definitive information statement filed with the SEC on January 28, 2010, and (d) all current directors and executive officers as a group. Beneficial ownership is calculated based on SEC requirements. All shares of the common stock subject to options and warrants currently exercisable or exercisable within 60 days after September 21, 2010, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person. The percentages of ownership and the number of shares beneficially owned are disproportionate due to joint beneficial ownership making the notes following the table essential for a complete understanding of our ownership structure. As of September 21, 2010, 56,807,177 shares of our commons stock were issued and outstanding.

	Preferred Stock			Common Stock
Identity of Owner or Group (1)(2)	Beneficially Owned	Percentage Owned		Beneficially Owned		Percentage Owned(4)

Directors:
David C. Cavalier	-	-		41,631,077	(5)	70.0%
John M. Farah, Jr., Ph.D. (6)	-	-		132,530		*
Joseph J. Krivulka (6)	-	-		138,501		*
Amit Kumar, Ph.D. (6)	-	-		178,126		*
Michael E. Lewis, Ph.D. (6)	-	-		148,439		*
Chris A. Rallis (6)	-	-		178,126		*
Peter D. Suzdak, Ph.D. (6)	-	-		153,126		*

Named Executive Officers:
Brian Day, Ph.D. (7)	-	-		485,478		*
John L. McManus (8)	-	-		2,326,666		4.1%
Michael P. McManus (9)	-	-		3,600		*
All directors and executive officers as a group (10 persons)	-	-		45,372,069	(10)	72.9%

Greater than 5% Stockholders:
Elan Corporation, plc	475,087	100.0	%(3)	475,087	(11)	*
Lincoln House
Lincoln Place
Dublin 2, Ireland

Efficacy Biotech Master Fund Ltd	-	-		16,660,000	(12)	26.2%
11622 El Camino Real, Suite 100
San Diego, CA 92130

Xmark Opportunity Partners, LLC and its affiliates	-	-		41,631,077	(13)	70.0%
90 Grove Street
Ridgefield, CT 06877

*  Less than one percent

(1) Unless otherwise indicated, the address of all the owners is: c/o Aeolus Pharmaceuticals, Inc., 26361 Crown Valley Parkway, Suite 150, Mission Viejo, California 92691.

(2) This table is based upon information supplied by our executive officers, directors and principal stockholders and Schedule 13Ds and 13Gs, as amended, filed with the Securities and Exchange Commission (the “SEC”). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(3) Percent of shares beneficially owned by any person is calculated by dividing the number of shares of preferred stock beneficially owned by that person by 475,087, the number of shares of preferred stock outstanding as of the close of business on the Record Date, and the number of shares of preferred stock as to which that person has the right to acquire voting or investment power within 60 days of the Record Date.

(4) Percentages are rounded.

(5) Consists of 172,750 shares of Common Stock issuable upon exercise of options held by David C. Cavalier; 10,475,121 shares of Common Stock owned by Xmark Opportunity Fund, L.P., a Delaware limited partnership (“Opportunity LP”); 22,929,524 shares of Common Stock owned by Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company (“Opportunity Ltd”); 1,023,731 shares of Common Stock owned by Xmark JV Investment Partners, LLC, a Delaware limited liability company (“JV Partners”); an option to acquire up to an additional 750,000 shares of common stock of the Company held by Opportunity LP; an option to acquire up to an additional 1,750,000 shares of common stock of the Company held by Opportunity Ltd; 3,529,951 shares of Common Stock owned by other investors in Goodnow for which Xmark Opportunity Partners, LLC, a Delaware limited liability company (“Opportunity Partners”) possesses sole power to vote and direct the disposition of these securities and 1,000,000 shares of Common Stock that Opportunity Partners has the right to vote pursuant to a voting trust agreement between Opportunity Partners and the holders of record of the shares. Opportunity LP and Opportunity Ltd each hold certain shares of Common Stock owned by Goodnow based upon their membership interest in Goodnow. Opportunity Partners is the Manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. Messrs. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners. The address for David Cavalier is c/o Opportunity Partners is 90 Grove Street, Suite 201, Ridgefield, Connecticut 06877.
(6) Consists solely of shares of common stock issuable upon exercise of options held by the named individual.

(7) Consists of 6,778 shares owned directly and 478,700 shares issuable upon exercise of options.

(8) Consists of 40,000 shares owned directly and 2,286,666 shares issuable upon exercise of options.

(9) Consists of 3,600 shares owned directly. Michael McManus resigned on January 15, 2010.

(10) Consists of shares of Common Stock beneficially owned by the Company’s directors and the following executive officers: Dr. Day and Mr. John McManus and former executive officer: Mr. Michael McManus. See footnotes (5), (6), (7), (8) and (9) above.

(11) Consists of 475,087 shares of common stock which were issuable upon conversion of an aggregate of 475,087 shares of Series B Preferred Stock as of the close of business on the Record Date.

(12) Consists of 9,800,000 shares of common stock and warrants to purchase 6,860,000 shares of common stock.  Efficacy Capital, Ltd. is the investment advisor of Efficacy Biotech Master Fund Ltd. Mark Lappe exercises voting and dispositive power over these shares.

(13) Consists of 172,750 shares of Common Stock issuable upon exercise of options held by David C. Cavalier; 10,475,121 shares of Common Stock owned by Xmark Opportunity Fund, L.P., a Delaware limited partnership (“Opportunity LP”); 22,929,524 shares of Common Stock owned by Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company (“Opportunity Ltd”); 1,023,731 shares of Common Stock owned by Xmark JV Investment Partners, LLC, a Delaware limited liability company (“JV Partners”); an option to acquire up to an additional 750,000 shares of common stock of the Company  held by Opportunity LP; an option to acquire up to an additional 1,750,000 shares of common stock of the Company held by Opportunity Ltd; 3,529,951 shares of Common Stock owned by other investors in Goodnow for which Xmark Opportunity Partners, LLC, a Delaware limited liability company (“Opportunity Partners”) possesses sole power to vote and direct the disposition of these securities and 1,000,000 shares of Common Stock that Opportunity Partners has the right to vote pursuant to a voting trust agreement between Opportunity Partners and the holders of record of the shares.  Opportunity LP and Opportunity Ltd each hold certain shares of Common Stock owned by Goodnow based upon their membership interest in Goodnow.  Opportunity Partners is the Manager of Goodnow and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow.  Opportunity Partners is the sole member of the investment manager of Opportunity LP and Opportunity Ltd and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by Opportunity LP and Opportunity Ltd.  Opportunity Partners is the investment manager of JV Partners and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners.  Messrs. Cavalier and Mitchell D. Kaye, the Co-Managing Members of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

SELLING STOCKHOLDERS

We are registering for resale certain shares of our common stock. The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

The table below shows the number of shares owned by the selling stockholders based upon information they have provided to us as of or about September 21, 2010. Percent of shares beneficially owned by any person is calculated by dividing the number of shares of common stock beneficially owned by that person by the sum of the number of shares of common stock outstanding as of September 21, 2010, and the number of shares of common stock as to which that person has the right to acquire voting or investment power as of September 21, 2010, or within 60 days thereafter. We cannot estimate the number of shares the selling stockholders will hold after completion of this offering because they may sell all or a portion of the shares and there are currently no agreements, arrangements or understandings with respect to the number of shares to be sold by them. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholders after the completion of this offering. This information is based solely on information provided by or on behalf of the selling stockholders set forth below, and we have not independently verified the information.

Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

	Beneficial Ownership Prior to Offering		Number of	Beneficial Ownership After Offering (1)
Name	Number of Shares		Shares to Be Sold	Number of Shares	Percent of Class
Efficacy Biotech Master Fund Ltd (A)	16,660,000	(2)	16,660,000	0	0%
Goodnow Capital, L.L.C.(B)	8,107,039		8,107,039	0	0%

TOTAL	24,767,039		24,767,039	0	0%

(1)
Assumes the sale of all the shares offered hereby. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock.

(2)	Includes 6,860,000 shares issuable upon exercise of a warrant held by the selling stockholder. Such shares are subject to resale by the use of this prospectus.

(A) We issued an aggregate of 9,800,000 shares of our common stock to the selling stockholders in connection with our $5.0 million private placement in June 2006. We also issued to the selling stockholders warrants to purchase a total of 6,860,000 shares of our common stock in that private placement. We agreed to register all of these shares, including those issuable upon exercise of the warrants, and to pay substantially all of the expenses of offering them under this prospectus.

(B) We issued an aggregate of 3,060,144 shares of our common stock to the selling stockholder in connection with our corporate reorganization in November 2003. We also issued to the selling stockholder 20 shares of our common stock in August 2003. On April 19, 2004, Goodnow converted a debenture with principal and interest in the amount of $5,046,875 into 5,046,875 shares of our common stock at a price of $1.00 per share. We agreed to register all of these shares, and to pay substantially all of the expenses of offering them under this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus. In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or Rule 144 or until such earlier time that we reasonably determine, based on the advice of counsel, that each selling stockholder, acting independently of all other selling stockholders, will be eligible to sell under Rule 144 of the Securities Act all shares covered by this prospectus then owned by such selling stockholder within the volume limitations imposed by Rule 144(e) in the three-month period immediately following the termination of the effectiveness of the registration statement of which this prospectus forms a part.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Aeolus has adopted a policy that all transactions between Aeolus and our executive officers, directors and other affiliates must be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board, and must be on terms no less favorable to Aeolus than could be obtained from unaffiliated third parties.

M&C, which is owned by Mr. John McManus, provides us with administrative, accounting and financial consulting services. In addition, McManus & Company, Inc. also provides the Company with its corporate headquarters, facilities management and the outsourcing of the administrative, accounting, finance and accounting functions.  Pursuant to an agreement with M&C, we pay M&C a monthly consulting payment of $25,000. During fiscal 2009, 2008, 2007, 2006 and 2005, we paid M&C $300,000, $300,000, $335,000, $207,500 and $43,750, respectively, in consulting fees pursuant to services rendered by McManus and Company under the agreement.

The Company has entered into several grant agreements with NJH, which provides research services for the Company. Dr. Day, one of the Company’s executive officers, is a Professor of Medicine, Immunology, & Pharmaceutical Sciences at NJH and is the principal investigator on these grants. Pursuant to these agreements, the Company paid NJH an aggregate of $23,273, $65,280, $49,640 and $88,000 in fiscal 2009, 2008, 2007 and 2006, respectively.  In addition, the Company will pay $32,640 in fiscal 2010 for research services. The Company also has an exclusive worldwide licenses from NJH to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJH (the “NJH Licenses”). Under the NJH Licenses, the Company will pay royalties to NJH on net product sales during the term of the NJH Licenses and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJH Licenses to pay all or a portion of patent prosecution, maintenance and defense costs.

The Company has entered into two grant agreements with University of Colorado Health Sciences Center and Department of Medicine, which provides research services for the Company. Dr. Manisha Patel, the principal investigator on both grants, is the spouse of our Chief Scientific Officer, Dr. Brian Day.  Pursuant to these agreements, the Company paid the University of Colorado an aggregate of $38,463, $115,389, $68,986 and $137,972 in fiscal 2009, 2008, 2007 and 2006, respectively.

Mr. David C. Cavalier is an employee of ours and has a current annual salary of $150,000.

DESCRIPTION OF CAPITAL STOCK

As of September 21, 2010, we were authorized to issue up to 200,000,000 shares of common stock and 10,000,000 shares of preferred stock under our Amended and Restated Certificate of Incorporation. The preferred stock is divided into two series: 1,250,000 shares of preferred stock are designated “Series A Convertible Preferred Stock,” and 600,000 shares of preferred stock are designated “Series B Convertible Preferred Stock.”

Common Stock

As of September 21, 2010, there were 56,807,177 shares of common stock outstanding, 7,962,565 shares of common stock issuable upon the exercise of outstanding stock options and 66,901,667 shares of common stock issuable upon the exercise of warrants to purchase common stock.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, including our Series B Convertible Preferred Stock, holders of shares of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distributions rights applicable to any outstanding shares of preferred stock. Shares of common stock have no preemptive, conversion or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of September 21, 2010, there were issued and outstanding 475,087 shares of Series B Convertible Preferred Stock and promissory notes convertible into an aggregate of 49,615 shares of Series B Convertible Preferred Stock. As of September 21, 2010, no shares of Series A Convertible Preferred Stock were issued and outstanding.

Under our Amended and Restated Certificate of Incorporation, our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of our company or to make the removal of our management more difficult. Under certain circumstances this could have the effect of decreasing the market price of our common stock. We are not aware of any threatened transaction to obtain control of our company. Pursuant to an agreement with Goodnow, we are required to obtain Goodnow’s consent to issue any preferred stock.

Series B Convertible Preferred Stock

All shares of Series B Convertible Preferred Stock currently are owned by Elan Corporation, plc. The Series B Convertible Preferred Stock is non-voting stock. Each share of Series B Convertible Preferred Stock is convertible into ten shares of our common stock, provided that no conversion may be effected that would result in the holders of Series B Convertible Preferred Stock owning more than 9.9% of our common stock on a fully converted to common stock basis. If we pay a cash dividend on our common stock, we also must pay the same dividend on an as converted basis on the Series B Convertible Preferred Stock.

Warrants

As of September 21, 2010, warrants to purchase 66,901,667 shares of common stock at exercise prices ranging from $ 0.28 to $ 2.50 per share were outstanding, with a weighted exercise price of $0.31 per share. All outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits, reorganizations, reclassifications or mergers. In addition, certain of the warrants contain anti-dilution provisions and a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to us under certain circumstances.

Registration Rights

The registration statement of which this prospectus is a part covers the resale of shares of common stock issued or issuable as follows (in each case after giving effect to the one-for-ten reverse split of our common stock effected in July 2004):

•	9,800,000 shares of common stock and 6,860,000 shares of common stock underlying warrants issued to participants in our June 2006 private financing;

•	5,046,875 shares of common stock issued to Goodnow in April 2004 upon conversion of a debenture in the aggregate amount of $5,047,000; and

•	3,060,164 shares of common stock issued to Goodnow in connection with our prior merger and corporate reorganization in November 2003.

We are obligated to file the registration statement of which this prospectus is a part and we have undertaken to use commercially reasonable efforts to keep it effective, generally through the date that these shares are freely tradable under Rule 144 under the Securities Act.

Section 203 of the Delaware Corporation Law

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prevents an “interested stockholder” (defined in Section 203 of the DGCL, generally, as a person owning 15% or more of a corporation’s outstanding voting stock), from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder, unless:

•
before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•
upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•
following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Our certificate of incorporation expressly provides that the provisions of Section 203 of the DGCL do not apply. Consequently, a person or entity wishing to acquire control of our company would not have to comply with the director or stockholder approvals required by Section 203. This could make a takeover of our company easier even if the takeover were not approved by the board of directors or opposed by the stockholders as not being in their best interests.

Limitation of Liability

Section 145 of the DGCL provides a detailed statutory framework covering indemnification of officers and directors against liabilities and expenses arising out of legal proceedings brought against them by reason of their being or having been directors or officers. Section 145 generally provides that a director or officer of a corporation:

•	shall be indemnified by the corporation for all expenses of such legal proceedings when he is successful on the merits;

•
may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and

•
may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

The indemnification discussed in clauses two and three above may be made only upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction. The indemnification discussed in clause three above may not apply, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his duties to the corporation, unless a corporation determines that despite such adjudication, but in view of all the circumstances, he is entitled to indemnification.

Article Six of our certificate of incorporation provides in substance that, to the fullest extent permitted by the DGCL as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorney’s fees, and any liabilities which he may incur in connection with any action to which he may be made a party by reason of his being or having been a director or officer of our company. The indemnification provided by our certificate of incorporation is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled. Section 102(b)(7) of the DGCL permits a corporation to provide in our certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to the corporation or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

Article Eighth of our certificate of incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the DGCL. We maintain liability insurance on our officers and directors against liabilities that they may incur in such capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

Anti-Takeover Effects

Our Bylaws are designed to make it difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders. Our Bylaws do not permit any person other than the board of directors or certain executive officers to call special meetings of the stockholders. In addition, we must receive a stockholders’ proposal for an annual meeting within a specified period for that proposal to be included on the agenda. Because stockholders do not have the power to call meetings and are subject to timing requirements in submitting stockholder proposals for consideration at an annual or special meeting, any third-party takeover not supported by the board of directors would be subject to significant delays and difficulties.

Listing

Currently, our shares are traded on the OTC Bulletin Board, under the symbol “AOLS.”

LEGAL MATTERS

Paul, Hastings, Janofsky & Walker LLP, San Francisco, California, has passed upon the validity of the shares of common stock being offered by this prospectus.

EXPERTS

The financial statements as of and for the fiscal years ended September 30, 2009, 2008 and 2007 included in this prospectus have been audited by Haskell & White LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to substantial doubt regarding the Company’s ability to continue as a going concern) and are included herein in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and interim reports, proxy and information statements and other information with the SEC. These filings contain important information which does not appear in this prospectus. You may read and copy any materials we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding us at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference facilities or web site.

INDEX TO FINANCIAL STATEMENTS

Unaudited Financial Statements

Audited Financial Statements

Statement Regarding Financial Information

The condensed consolidated financial statements of Aeolus Pharmaceuticals, Inc. and its wholly-owned subsidiary, Aeolus Sciences, Inc. (collectively the “Company”), included herein have been prepared by management, without audit (except for the Consolidated Balance Sheet as of September 30, 2009), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States has been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The Company recommends that you read the condensed consolidated financial statements included herein in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, filed with the SEC on December 28, 2009.

AEOLUS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share data)

	June 30,	September 30,
	2010	2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$457	$646
Prepaids and other current assets	50	133
Total current assets	507	779

Investment in CPEC, LLC	32	32
Total assets	$539	$811

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$330	$774
Short-term note payable	645	0
Total current liabilities	975	774

Non-current liabilities:
Warrant liability	14,708	0
Senior convertible note	0	600
Long-term note payable	0	594

Total liabilities	$15,683	$1,968

Stockholders’ deficit:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares
authorized; 475,087 shares issued and outstanding at June 30, 2010 and September 30, 2009	5	5
Common stock, $.01 par value per share, 200,000,000 shares authorized;
48,224,320 shares issued and outstanding at June 30, 2010 and
37,563,392 shares issued and outstanding at September 30, 2009	482	376
Additional paid-in capital	154,192	159,657
Accumulated deficit	(169,823)	(161,195)
Total stockholders’ deficit	(15,144)	(1,157)
Total liabilities and stockholders’ deficit	$539	$811

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenue
Grant income	$-	$-	$-	$-

Costs and expenses:
Research and development	275	130	885	469
General and administrative	475	315	1,337	903
Total costs and expenses	750	445	2,222	1,372

Loss from operations	(750)	(445)	(2,222)	(1,372)
Interest (expense), net	(17)	(114)	(860)	(322)
Other income (expense), net	(3,856)	133	(9,899)	144

Net loss	$(4,623)	$(426)	$(12,981)	$(1,550)

Net loss per weighted share attributable to common stockholders:
Basic and diluted	$(0.10)	$(0.01)	$(0.27)	$(0.05)

Weighted average common shares outstanding:
Basic and diluted	48,244	37,468	47,652	33,865

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands)

	Nine Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(12,981)	$(1,550)
Adjustments to reconcile net loss to net cash used in operating activities:
Noncash compensation	407	193

Change in fair value of warrants	3,686	-

Change in fair value of trading securities	-	(49)

Noncash consulting expense	14	25

Loss on sale of investments	-	(133)
Noncash interest and warrant costs	7,020	366
Change in assets and liabilities:
Prepaids and other assets	90	5
Accounts payable and accrued expenses	(31)	(247)
Net cash used in operating activities	(1,795)	(1,390)

Cash flows from investing activities:
(Purchases) sales of investments and marketable securities	(7)	751
Net cash (used by) provided by investing activities	(7)	751

Cash flows from financing activities:
Repayment of short term note payable	-	(368)
Proceeds from short term note payable	-	3
Proceeds from the issuance of common stock and warrants	1,650	1,500
Proceeds from exercise of warrants	17	-
Proceeds from issuance of Senior Convertible Notes	-	375
Costs related to the issuance of common stock and warrants	(54)	(91)
Net cash provided by financing activities	1,613	1,419
Net (decrease) increase in cash and cash equivalents	(189)	780

Cash and cash equivalents at beginning of period	646	399
Cash and cash equivalents, end of period	$457	$1,179

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A. Organization and Business and Basis of Presentation

Aeolus Pharmaceuticals, Inc. is a biopharmaceutical company that is developing a new class of catalytic antioxidant compounds as a medical countermeasure against biological, chemical and radiological weapons as well as for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. The Company’s initial target indications are as a protective agent against the effects of acute radiation syndrome, sulfur mustard gas exposure and chlorine gas exposure. The Company has reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.

Funding of the research on the Company’s lead compound, AEOL 10150 for use as a medical countermeasure comes from a number of sources. Development of the compound for lung effects of acute radiation exposure has largely been funded by Aeolus through programs at the University of Maryland and Duke University. In December 2009, the Company was informed by the Biologic Advanced Research and Development Authority (BARDA) that it had been chosen to submit a full proposal for funding of its Lung ARS program from its current stage to FDA approval, based on a summary “white paper” submitted earlier in 2009 by the Company.

Since March of 2009, AEOL 10150 has also been under development as a medical countermeasure for the GI effects of Acute Radiation Syndrome (GI-ARS). The GI-ARS program has been completely funded to date by the National Institutes of Health-National Institute of Allergy and Infectious Disease (NIH-NIAID). Additional NIH-NIAID funded studies of AEOL 10150 in GI-ARS are expected to begin before the end of the fiscal year.

For the past two years, AEOL 10150 has been the subject of research and development as a countermeasure for mustard and chlorine gas exposure through funding by NIH CounterACT. In May of 2010, the Company submitted white papers to BARDA proposing long-term funding of 10150 as both a chlorine and mustard gas countermeasure from the current stages of development to FDA Approval. A response to the white papers is expected before the end of the fiscal year. In any event, funding of the chlorine and mustard gas programs is expected to continue through the NIH CounterACT program.

The Company has a second compound, AEOL 11207, which has been the subject of research and development as a treatment for Parkinson’s Disease and Epilepsy. Currently, this research work is being funded through grants to Dr. Manisha Patel at the University of Colorado from the Michael J. Fox Foundation and Citizens United for Research in Epilepsy (CURE).

The “Company” or “Aeolus” refers collectively to Aeolus Pharmaceuticals, Inc., a Delaware corporation (“Aeolus”), and its wholly owned subsidiary, Aeolus Sciences, Inc., a Delaware corporation. As of June 30, 2010, Aeolus also owned a 35.0% interest in CPEC LLC, a Delaware limited liability company (“CPEC”). The Company’s primary operations are located in Mission Viejo, California.

All significant intercompany activity has been eliminated in the preparation of the condensed consolidated financial statements. The unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and Rule 10-01 of Regulation S-X. Some information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company. The consolidated balance sheet at September 30, 2009 was derived from the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009. The unaudited condensed consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and the notes thereto included in that Annual Report on Form 10-K and in the Company’s other SEC filings. Results for the interim period are not necessarily indicative of the results for any other period.

B. Liquidity

The Company has incurred significant losses from operations of approximately $2,222,000 and $1,372,000, and cash outflows from operations of approximately $1,795,000 and $1,390,000, for the nine months ended June 30, 2010 and for the nine months ended June 30, 2009, respectively. The Company expects to incur additional losses and negative cash flow from operations during the remainder of fiscal year 2010 and for several more years.

On July 30, 2010, the Company announced the exercise of its “Put Option” with Xmark Funds, under which the Company raised $1.65 million. In addition, on August 12, 2010, the Company completed a common stock and warrant financing for $1 million, with the option to call another $1 million during the first quarter of fiscal 2011. The proceeds from these financings are expected to enable the Company to continue operations into the first half of fiscal 2012 (see subsequent events).

If the Company is unable to obtain additional financing to fund operations beyond the first half of fiscal year 2012, it will need to eliminate some or all of its activities, merge with another company, sell some or all of its assets to another company, or cease operations entirely. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all, or that the Company will be able to merge with another Company or sell any or all of its assets.

C. Net Loss Per Common Share

The Company computes basic net loss per weighted average share attributable to common stockholders using the weighted average number of shares of common stock outstanding during the period. The Company computes diluted net income (loss) per weighted average share attributable to common stockholders using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, convertible debt, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is anti-dilutive. Diluted weighted average common shares excluded incremental shares of approximately 59,925,249 for the nine months ended June 30, 2010 issuable upon the exercise or conversion of convertible debt, stock options to purchase common stock, convertible preferred stock and warrants to purchase common stock. These shares were excluded due to their anti-dilutive effect as a result of the Company’s net loss for the nine months ended June 30, 2010. Diluted weighted average common shares included incremental shares issuable upon conversion of the Senior Convertible Notes but excluded incremental shares of approximately 36,585,000, for the nine months ended June 30, 2009 due to their anti-dilutive effect as a result of the Company’s net loss for the nine months ended June 30, 2009.

D. Warrant Liability

On October 1, 2009, the Company adopted new accounting guidance originally referred to as Emerging Issues Task Force 07-5, recently codified by FASB to be ASC 815. The new guidance revised existing guidance for determining whether an Instrument (or Embedded Feature) is indexed to an entity’s own stock. Equity-linked instruments (or embedded features) that otherwise meet the definition of a derivative are not accounted for as derivatives if certain criteria are met, one of which is that the instrument (or embedded feature) must be indexed to the entity’s own stock. The Company applied the new guidance to outstanding instruments as of October 1, 2009. The fair value of the warrants affected by the new guidance at the dates of issuance totaled $8,282,000 and was initially recorded as a component of additional paid-in capital. Upon adoption of the new guidance, the Company recorded a decrease to the opening balance of additional-paid-in capital of $8,142,000 and recorded a decrease to accumulated deficit totaling $4,353,000, representing the decrease in the fair value of the warrants from the date of issuance to October 1, 2009. The fair value of the warrants at October 1, 2009 of $3,789,000 was classified as a liability in the balance sheet as of that date.

Future increases or decreases in fair value of the warrants will be included as a component of other income (expenses) in the accompanying statement of operations for the respective period. As of June 30, 2010, the liability for warrants increased to approximately $14,708,000, resulting in an additional charge to the statements of operations for the three months and nine months ended June 30, 2010 of approximately $3,856,000 and $9,899,000, respectively. The warrant liability and revaluations have not and will not have any impact on the Company’s working capital, liquidity, or business operations.

E. Note Payable

Senior Convertible Notes to Related Parties

On August 1, 2008, the Company entered into a Securities Purchase Agreement (the “SCN Purchase Agreement”) with three accredited institutional investors (the “Investors”) pursuant to which the Company agreed to sell to the Investors units comprised of senior unsecured convertible notes of the Company (the “Notes”), in an aggregate principal amount of up to $5,000,000, which shall bear interest at a rate of 7% per year and mature on the 30-month anniversary of their date of issuance, and warrants to purchase up to an aggregate of 10,000,000 additional shares of Common Stock (the “Warrant Shares”), each with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the warrants (the “Warrants”) (collectively the “SCN Financing”). Each unit (collectively, the “Units”) is comprised of $1,000 in Note principal and Warrants to purchase up to 2,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and has a purchase price of $1,000.

On August 1, 2008, the Company sold and issued to the Investors 500 Units comprised of Notes in the aggregate principal amount of $500,000 and Warrants to purchase up to 1,000,000 shares of Common Stock for an aggregate purchase price of $500,000 (the “Financing”).

On each of September 4, 2008, October 1, 2008, November 3, 2008 and December 1, 2008, the Company sold and issued to the Investors 125 Units comprised of Notes in the aggregate principal amount of $125,000 and Warrants to purchase up to 250,000 shares of Common Stock for an aggregate purchase price of $125,000 (the “Subsequent Financings”).

The Notes issued in the Financing and the Subsequent Financings had an initial conversion price of $0.35 per share, subject to adjustment pursuant to the Notes. In addition, the Investors had the option to purchase up to an additional 4,000 Units, in one or more closings (each, an “Election Closing”) at their sole option at any time on or before December 31, 2013.

Interest on the Notes accrued at the rate of 7.0% per annum from the date of issuance, and was payable semi-annually, on January 31 and July 31 of each year. Interest was payable, at the Company’s sole election, in cash or shares of Common Stock, to holders of Notes on the record date for such interest payments, with the record dates being each January 15 and July 15 immediately preceding an interest payment date. The effective interest rate of the Note including the effect of the amortization of the embedded conversion feature and the note discount is 39.4 percent.

The net proceeds to the Company from the sale of 1,000 Units in the Financing and Subsequent Financing, after deducting for expenses, were approximately $844,000. The Company used the net proceeds to fund the development of AEOL 10150 and to fund ongoing operations of the Company. Offering costs of the private placement were $156,000 and were allocated to the Notes and Warrants based upon their respective fair values. The offering costs attributed to the Notes in the amount of $100,000 were capitalized as Debt Issuance Costs. The Debt Issuance Costs were amortized over the life of the Notes in the Financing.

In connection with a financing that occurred on October 6, 2009 and is more fully described in Note F – Stockholders’ Equity, the holders of the Notes agreed to convert all $1,000,000 of the Company’s Notes into Common Stock at a conversion rate of $0.35 per share and to exchange their remaining option to purchase an additional $4,000,000 in Notes for warrants to purchase up to 14,285,714 shares of Common Stock with an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants (the “Note Warrants”).

On December 24, 2009, the “Company entered into an amendment (the “Amendment”) to the Securities Purchase and Exchange Agreement dated October 6, 2009 (the “October 2009 Purchase Agreement”) pursuant to which the Company agreed to lower the conversion price of the Notes from $0.35 per share to $0.28 per share and as a result, issued an additional 714,286 shares of the Company’s Common Stock. The Amendment was executed to resolve a misunderstanding regarding one of the financing terms in the October 6, 2009 financing between the Company and the investors in the financing. The Company did not receive any proceeds from the issuance. As a result of the amendment and issuance of the additional shares, the Company recorded a charge of $343,000 in the Statement of Operations as interest expense for the value of the shares issued on the date of issuance.

Affiliates of Xmark Opportunity Partners, LLC were the sole investors in the SCN Financing. Together with its affiliates, Xmark Opportunity Partners, LLC beneficially owned approximately 52% of the Company’s outstanding common stock prior to the Financing. Xmark Opportunity Partners, LLC is the sole manager of Goodnow Capital, L.L.C. and possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Goodnow has the right to designate up to two directors for election to the Company’s Board of Directors, pursuant to the terms of a purchase agreement between Goodnow and the Company. David C. Cavalier, a current Director of the Company, and Managing Partner of XMark Opportunity Partners LLC, is President of Goodnow. The transaction was evaluated by Management and the Board of Directors for fairness to ensure the terms were reasonable given the related party nature of the SCN Financing by providing an option for non-related party investors to participate in the transaction.

Elan Note Payable

In August 2002, Aeolus borrowed from Elan Corporation, plc. (“Elan”) $638,000. The note payable accrued interest at 10% compounded semi-annually. The note was convertible at the option of Elan into shares of the Company’s Series B non-voting convertible preferred stock (“Series B Stock”) at a rate of $43.27 per share. The original note matured on December 21, 2006. However, in February 2007, the Company and Elan terminated the note, the Company paid $300,000 in cash to Elan, Elan forgave $225,000 of the note payable and Elan and the Company entered into a new two-year note payable in the amount of $453,000 under substantially the same terms as the original note. In February 2009, the Company and Elan agreed to amend the note payable to extend the maturity date of the convertible promissory note from February 7, 2009 to February 7, 2011 and increased the interest rate of the convertible promissory note from 10% to 11% effective February 7, 2009. As of the date of the Amendment, an aggregate of $553,000 in principal and interest was outstanding under the convertible promissory note. In the event of an event of default under the convertible promissory note, Elan may demand immediate payment of all amounts outstanding under the note. For purposes of the note, an event of default includes, among other items, a default in the payment of the note principal or interest when due and payable, an uncured breach by the Company of its obligations to Elan pursuant the agreements under which the convertible promissory note was issued, an inability of the Company to pay its debts in the normal course of business, the cessation of business activities by the Company (other than as a result of a merger or consolidation with a third party) without Elan’s prior written consent and the appointment of a liquidator, receiver, administrator, examiner, trustee or similar officer of the Company or over all or substantially all of its assets under the law.

During the term of the note payable, Elan has the option to convert the note into shares of Series B Preferred Stock at a rate of $9.00 per share. Upon the maturity of the note payable, Aeolus has the option to repay the note either in cash or in shares of Series B Stock and warrants having a then fair market value of the amount due; provided that the fair market value used for calculating the number of shares to be issued will not be less than $13.00 per share. As of June 30, 2010, the outstanding balance, including interest, on the note payable to Elan was approximately $645,000.

F. Stockholders’ Equity

Basis of Presentation

On October 6, 2009, the Company entered into the October 2009 Purchase Agreement with several accredited institutional investors (the “October 2009 Investors”) pursuant to which the Company sold and issued to the October 2009 Investors in a private placement an aggregate of 5,892,857 units (the “Units”), comprised of an aggregate of 5,892,857 shares of Common Stock (the “Shares”) and warrants to purchase up to an aggregate of 11,785,714 additional shares of Common Stock (the “October 2009 Warrants”), with an initial exercise price of $0.28 per share, subject to adjustment pursuant to the October 2009 Warrants, with each Unit representing one share of Common Stock and a October 2009 Warrant to purchase two shares of Common Stock, at a purchase price of $0.28 per Unit for aggregate gross proceeds of $1,650,000 (collectively, the “October 2009 Financing”). The October 2009 Warrants are exercisable for a seven year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the October 2009 Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Stock without exercising the October 2009 Warrant and contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or upon a change of control and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

The Company also granted to the October 2009 Investors the option to acquire, collectively, up to an additional 5,892,857 additional Units (the “Additional Units”), comprised of an aggregate of 5,892,857 shares of Common Stock and warrants to purchase up to an aggregate of 11,785,714 additional shares of common stock at the per Additional Unit purchase price of $0.28 (the “Call Option”). In addition, the October 2009 Investors granted to the Company the option to require these October 2009 Investors, severally and not jointly, to acquire up to 5,892,857 Additional Units, less any Additional Units acquired under the Call Option, at the per Additional Unit purchase price of $0.28 (the “Put Option”). The Call Option was exercisable at any time, and from time to time, on or prior to June 30, 2010. The Put Option was exercisable at any time from June 30, 2010 to July 30, 2010. On July 30, 2010, the Company exercised the full Put Option and received $1.65 million in cash and issued 5,892,857 common shares and 11,785,714 warrants to the October 2009 Investors (see Subsequent Events).

In addition, the October 2009 Investors agreed to convert all $1,000,000 of the Company’s Senior Convertible Notes issued in 2008 (the “Notes”) into Common Stock at a conversion rate of $0.35 per share (the “Conversion Shares”), which was subsequently lowered to $0.28 as discussed below and to exchange their remaining option to purchase an additional $4,000,000 in Senior Convertible Notes for warrants to purchase up to 14,285,714 shares of Common Stock in substantially the same of form and terms of the October 2009 Warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants (the “Note Warrants”). As consideration for the October 2009 Investors to convert the Notes, the Company agreed to exchange warrants to purchase up to 2,000,000 shares of Common Stock issued to the October 2009 Investors in connection with the sale of the Notes, warrants to purchase up to 2,150,000 shares of Common Stock issued to the October 2009 Investors and one of their affiliates in connection with a financing completed in November 2005 and warrants to purchase up to 13,392,857 shares of Common Stock issued to the October 2009 Investors in connection with a financing completed in March 2009 (collectively, the “Prior Warrants”) for warrants to purchase up to 17,542,857 shares of Common Stock in substantially the same form and terms of the October 2009 Warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants (the “Exchange Warrants”) (collectively, the “Conversion”).

In connection with the October 2009 Financing and the Conversion, the Company also entered into a Registration Rights Agreement (the “October 2009 Rights Agreement”) with the Investors. In addition, the Investors agreed to terminate the Company’s Registration Rights Agreements dated November 21, 2005 and March 30, 2009. Pursuant to the October 2009 Rights Agreement, the Company agreed to file one or more registration statements (collectively, the “Registration Statements”) with the Securities and Exchange Commission (the “SEC”) covering the resale of the Shares, the Conversion Shares and all shares of common stock issuable upon exercise of the Warrants, the Note Warrants and the Exchange Warrants (collectively, the “Registrable Securities”) upon demand of the holders of a majority of the Registrable Securities (a “Demand Registration”). Such holders have the right to two Demand Registrations, subject to certain exceptions. In the event the holders exercise their right to a Demand Registration, the Company has agreed to file a Registration Statement to register the resale of the Registrable Securities within a certain number of days after the request and to use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable after the filing thereof. The Company also agreed to use its commercially reasonable efforts to keep the Registration Statements effective for a specified period.

The net proceeds to the Company from the October 2009 Financing, after deducting for expenses, were approximately $1.6 million. The Company intends to use the net proceeds from the Financing to finance animal efficacy studies in Acute Radiation Syndrome, the development of AEOL 10150 and ongoing operations of the Company.

The fair value of the October 2009 Warrants, the Note Warrants and the Exchange Warrants was estimated to be $10,585,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 93%; risk free interest rate of 2.9%; and an expected life of seven years. The fair value of the Prior Warrants cancelled on October 6, 2009 was $3,352,000. The proceeds from the October 2009 Financing were allocated based upon the relative fair values of the October 2009 Warrants and the Shares. Due to the anti-dilution provisions of the October 2009 Warrants, the Note Warrants and the Exchange Warrants, these warrants were deemed to be a liability under current accounting guidance and as a result the warrant liability was increased by $7,233,000 of which $6,213,000 was recorded as a charge to the Statement of Operations and $1,020,000 of proceeds from the October 2009 Financing was allocated to the value of the October 2009 Warrants.

Affiliates of Xmark Opportunity Partners, LLC are the sole investors in the Financing and, together with the Company, are the sole participants in the Conversion. Together with its affiliates, Xmark Opportunity Partners, LLC beneficially owned approximately 71% of the Company’s outstanding common stock prior to the Financing and the Conversion. Xmark Opportunity Partners, LLC is the sole manager of Goodnow Capital, L.L.C. and possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Goodnow has the right to designate up to two directors for election to the Company’s Board of Directors pursuant to the terms of a purchase agreement between Goodnow and the Company. David C. Cavalier, a current employee, Director and Chairman of the Board of the Company, and Managing Partner of XMark Opportunity Partners LLC, is President of Goodnow.

On December 24, 2009, the Company entered into an amendment (the “Amendment”) to the October 2009 Purchase Agreement pursuant to which the Company agreed to lower the conversion price of the Notes from $0.35 per share to $0.28 per share and as a result, issued to the investors in the Company’s October 2009 Financing an additional 714,286 shares of the Company’s Common Stock upon conversion of the Notes (the “Issuance”). The Agreement was executed to resolve a misunderstanding regarding one of the Financing terms between the Company and the investors in the Financing. The Company did not receive any proceeds from the Issuance. The fair value of the common stock on the date of issuance was $343,000 and was charged to the Statement of Operations as interest expense.

On March 30, 2009, Aeolus entered into a Securities Purchase Agreement (the “Purchase Agreement”) with two accredited institutional investors (the “March 2009 Investors”) pursuant to which the Company sold and issued to the March 2009 Investors in a private placement an aggregate of 5,357,143 units (the “March 2009 Units”), comprised of an aggregate of 5,357,143 shares of Common Stock of the Company (the “Shares”) and warrants to purchase up to an aggregate of 13,392,857 additional shares of Common Stock (the “March 2009 Warrants”), with an initial exercise price of $0.35 per share, subject to adjustment pursuant to the March 2009 Warrants, with each March 2009 Unit representing one share of Common Stock and a March 2009 Warrant to purchase two-and-one-half shares of Common Stock, at a purchase price of $0.28 per March 2009 Unit for aggregate gross proceeds of $1,500,000 (collectively, the “March 2009 Financing”). The March 2009 Warrants are exercisable for a five year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the March 2009 Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Stock without exercising the March 2009 Warrant and contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company; and contain standard anti-dilution provisions that provide for the adjustment of the exercise price and the number of shares of common stock that can be purchased in the event of a financing at a price per share below the exercise price, a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

The fair value of the March 2009 Warrants was estimated to be $4,129,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 1.7%; expected volatility of 164%; and an expected life of five years.

Offering costs of the March 2009 Financing were $91,000 resulting in net proceeds to the Company of approximately $1.4 million. The Company intends to use the net proceeds from the March 2009 Financing to finance the development of AEOL 10150 and to fund ongoing operations of the Company. Affiliates of Xmark Opportunity Partners, LLC were the sole investors in the Financing.

As a result of the March 2009 Financing, the Company was required to lower the exercise price of 4,687,000 warrants previously issued in November 2005 and May 2007 to $0.28 per share, the purchase price of the March 2009 Units issued in the March 2009 Financing. As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $38,000 which was charged to the statement of operations during the second quarter of fiscal year 2009.

In connection with the SCN Financing, Aeolus issued warrants to purchase 2,000,000 shares at an exercise price of $0.50 per share with a five year term. The fair value of the warrants issued on August 1, 2008 was estimated to be $282,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 128% risk free interest rate of 3.2%; and an expected life of five years. The fair value of the warrants issued on September 4, 2008 was estimated to be $53,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 130% risk free interest rate of 3.0%; and an expected life of five years. The fair value of the warrants issued on October 1, 2008 was estimated to be $93,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 133% risk free interest rate of 2.9%; and an expected life of five years. The fair value of the warrants issued on November 3, 2008 was estimated to be $76,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 139% risk free interest rate of 2.7%; and an expected life of five years. The fair value of the warrants issued on December 1, 2008 was estimated to be $75,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 138% risk free interest rate of 1.7%; and an expected life of five years.

In addition, as a result of the SCN Financing, the Company was required to lower the exercise price of 4,687,000 warrants previously issued in the November 2005 Financing and in the 2007 Financing to $0.35 per share, the conversion price of the Notes issued in the SCN Financing. As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $118,000 which was charged to the statement of operations during the fourth quarter of fiscal year 2008.

As of June 30, 2010, warrants to purchase 53,440,953 shares of common stock were outstanding. Details of the warrants for common stock outstanding at June 30, 2010 were as follows:

Number of Shares	Exercise Price	Expiration Date
350,000	$0.28	November 2010
2,126,668	$0.28	May 2012
43,614,285	$0.28	October 2016
20,000	$0.39	September 2014
50,000	$0.35	May 2011
15,000	$0.50	September 2014
15,000	$0.60	September 2014
7,000,000	$0.75	June 2011
50,000	$1.00	May 2011
50,000	$1.50	May 2011
50,000	$2.00	May 2011
50,000	$2.50	May 2011
50,000	$0.38	April 2020
53,440,953	$0.35

Below is a summary of warrant activity for the nine months ended June 30, 2010:

		Weighted Average
			Remaining Contractual	Aggregrate
	Number of Shares	Exercise Price	Term (in years)	Intrinsic Value
Outstanding at 9/30/2009	27,379,525	$0.46	3.25	$1,051,248
Granted	43,664,285	$0.28	6.27	$5,234,714
Exercised	(60,000)	$0.28	1.89	$9,000
Expired or Canceled	(17,542,857)	$0.36	3.27	$927,643
Forfeited		$0.00		$0
Vested RSAs
Outstanding at 6/30/2010	53,440,953	$0.35	5.33	$5,532,114

As discussed previously, the Warrants expiring in November 2010, May 2012 and October 2016 are deemed to be liabilities and as such are carried at their fair value as a liability on the Balance Sheet.

G. Stock-Based Compensation

Below is a summary of stock option activity for the nine months ended June 30:

		Weighted Average
	Number of		Remaining Contractual	Aggregrate
	Shares	Exercise Price	Term (in years)	Intrinsic Value
Outstanding at 9/30/2009	6,175,015	$1.58	6.96	$137,913
Granted	185,000	$0.35	9.53	$8,825
Exercised		$0.00	0.00	$0
Expired or Canceled	(1,200)	$51.25	0.00	$0
Forfeited	(421,250)	$0.62		$4,500
Vested (RSAs)
Outstanding at 6/30/2010	5,937,565	$1.60	6.24	$163,775

For the nine months ended June 30, 2010 and 2009, all stock options were issued with an exercise price at or above the fair market value of the Company’s common stock on the date of grant.

The details of stock options for the nine months ended June 30, 2010 were as follows:

	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted Average	Number	Weighted
Range of	Outstanding at	Average Exercise	Remaining	Exercisable at June	Average Exercise
Exercise Prices	June 30, 2010	Price	Contractual Life	30, 2010	Price
$0.29-0.32	1,526,250	$0.30	8.72	1,509,583	$0.30
$0.33-0.45	903,500	$0.39	8.82	784,545	$0.39
$0.55-0.75	768,111	$0.65	6.41	768,111	$0.65
$0.78-0.90	794,335	$0.87	5.91	794,335	$0.87
$0.91-1.50	1,382,019	$1.46	3.25	1,382,019	$1.46
1.52	2,500	$1.52	4.25	2,500	$1.52
$1.55-2.10	211,750	$1.85	4.22	211,750	$1.85
$2.50-11.50	188,624	$4.95	3.27	188,624	$4.95
$12.85-20.00	79,754	$15.10	1.09	79,754	$15.10
$22.50-51.25	80,722	$36.75	0.15	80,722	$36.75
$0.29-51.25	5,937,565	$1.60	6.23	5,801,943	$1.63

Stock-based compensation expense recognized in the statement of operations is as follows (in thousands):

	For the three months ended June 30,		For the nine months ended June 30,
	2010	2009	2010	2009
Research and Development Expenses	8	11	41	34
General and Administrative Expenses	79	71	366	159
	87	82	407	193

The total deferred compensation expense for outstanding and unvested stock options for the nine months ended June 30, 2010 was approximately $32,000. The weighted average remaining recognition period for the total deferred compensation expense is approximately six months. The fair value of the options associated with the above compensation expense was determined at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the nine months ended June 30
	2010	2009
Dividend yield	0%	0%
Expected volatility	95% - 96%	96%– 209%
Risk-free interest rate	3.3% - 3.5%	2.6% - 3.8%
Expected term	10 years	10 years

H. Commitments

The Company has acquired assets still in development and entered into research and development arrangements with third parties that may require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required, contingent upon the successful achievement of an important point in the development life-cycle of the pharmaceutical product (e.g., approval of the product for marketing by a regulatory agency). If required by the arrangement, the Company may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained.

These arrangements may be material individually, and in the unlikely event that milestones for multiple products covered by these arrangements were reached in the same period, the aggregate charge to expense could be material to the results of operations in any one period. In addition, these arrangements often give Aeolus the discretion to unilaterally terminate development of the product, which would allow Aeolus to avoid making the contingent payments; however, Aeolus is unlikely to cease development if the compound successfully achieves clinical testing objectives.

I. Subsequent Events

On July 30, 2010, the Company exercised the “Put Option” granted by the Investors to the Company in the October 2009 financing. As a result of the exercise, the Company received $1.65 million in gross proceeds from the investors in exchange for 5,892,857 additional Units (the “Additional Units”), comprised of an aggregate of 5,892,857 shares of Common Stock and warrants to purchase up to an aggregate of 11,785,714 additional shares of common stock at a purchase price of $0.28. Cash proceeds from the put exercise are expected to be $1.63 million after legal costs associated with the exercise and subsequent issuance of stock and warrants.

On July 30, 2010, the Company and Mr. John McManus amended and restated Mr. McManus’ employment agreement, dated July 14, 2006, with the Company. Under the Amended and Restated Employment Agreement (the “Restated Agreement”), Mr. McManus will continue to serve as President, Chief Executive Officer and Chief Operating Officer of the Company. Pursuant to the agreement, Mr. McManus will be paid $20,850 a month. However, in the event, on or prior to June 30, 2011, the Company (i) enters into one or more binding agreements for the sale and issuance of equity of the Company in one or more financings, (ii) enters into one or more binding partnership, licensing, collaboration, development or similar agreements, or (iii) is awarded one or more grants or contracts, all of which taken together collectively entitle the Company to receive gross proceeds of at least $10,000,000 (the “Threshold Amount”) (excluding any proceeds received from the Investors or any affiliate thereof), Mr. McManus’ salary shall be increased to $33,333 per month, effective as of the date of such agreement or award, when combined with all prior agreements or awards, entitles the Company to the Threshold Amount.

On August 12, 2010, the Company announced an additional financing with existing investors. Under the terms of the August 2010 Financing agreement, Aeolus received $1 million in gross proceeds in exchange for the issuance of 2.5 million shares of common stock and warrants to purchase up to 1,875,000 shares at an exercise price of $0.50 per share. The Company also granted to the August 2010 Investors the option to acquire, collectively, up to an additional 2,500,000 Additional Units, comprised of an aggregate of 2,500,000 shares of Common Stock and warrants to purchase up to an aggregate of 1,875,000 additional shares of common stock at an exercise price of $0.50 (the “Call Option”). In addition, the August 2010 Investors granted to the Company the option to require these August 2010 Investors, severally and not jointly, to acquire up to 2,500,000 Additional Units, less any Additional Units acquired under the Call Option, at the per Additional Unit purchase price of $0.40 (the “Put Option”). The Call Option is exercisable at any time, and from time to time, on or prior to December 31, 2010. The Put Option is exercisable at any time from November 30, 2010 to December 30, 2010. However, the Investors shall have the right to terminate the Put Option if they reasonably determine that a material adverse event, condition or circumstance has occurred with respect to the prospects of the Company’s AEOL 10150 drug candidate for acute radiation syndrome; provided that the Company’s failure to receive a grant or financing shall not, by itself, constitute a material adverse event, condition or circumstance with respect thereto.

Management has evaluated for subsequent events through the date these financial statements were filed and determined that no other material subsequent events have occurred.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Aeolus Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Aeolus Pharmaceuticals, Inc. (the “Company”) as of September 30, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years ended September 30, 2009, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aeolus Pharmaceuticals, Inc. as of September 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B of the consolidated financial statements, the Company has suffered recurring losses, negative cash flows from operations and does not currently possess sufficient working capital to fund its operations throughout the next fiscal year. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Haskell & White LLP

HASKELL & WHITE LLP
Irvine, California
December 28, 2009

AEOLUS PHARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	September 30,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$646	$399
Prepaids and other current assets	133	156
Total current assets	779	555

Investments, available for sale	–	440
Investment in CPEC LLC	32	125
Total assets	$811	$1,120

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$774	$991
Margin loan (Note F)	–	366
Current maturity of long-term note payable	–	534
Total current liabilities	774	1,891

Senior convertible notes to related parties, net (redemption value of $1,000,000 and $625,000 as of September 30, 2009 and 2008, respectively) (Note F)	600	266
Long-term note payable	594	—
Total liabilities	1,968	2,157

Commitments and Contingencies (Note E and J)

Stockholders’ equity (deficit):
Preferred stock, $.01 par value per share, 10,000,000 shares authorized:
Series B nonredeemable convertible preferred stock, 600,000 shares authorized; 475,087 shares issued and outstanding as of September 30, 2009 and 2008	5	5
Common stock, $.01 par value per share, 200,000,000 shares authorized; 37,563,392 and 31,952,749 shares issued and outstanding at September 30, 2009 and 2008, respectively	376	320
Additional paid-in capital	159,657	157,573
Unrealized losses on investments, available for sale	–	(36)
Accumulated deficit	(161,195)	(158,899)
Total stockholders’ equity (deficit)	(1,157)	(1,037)
Total liabilities and stockholders’ equity (deficit)	$811	$1,120

The accompanying notes are an integral part of these consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Year Ended September 30,
	2009	2008	2007

Revenue
Grant income	$—	$—	$—

Costs and expenses:
Research and development	711	977	1,381
General and administrative	1,292	1,540	1,919
Total costs and expenses	2,003	2,517	3,300

Loss from operations	(2,003)	(2,517)	(3,300)
Equity in income of CPEC LLC ($175 dividend received in 2008)	—	175	—
Interest expense	(441)	(93)	(51)
Interest income	4	42	102
Warrant repricing charges	(38)	(118)	—
Collaboration expense	—	(413)	—
Gain (loss) on marketable investments	49	(49)	—
Gain on sale of investments, available for sale	133	—	—
Gain on forgiveness of note payable	—	—	225

Net loss	$(2,296)	$(2,973)	$(3,024)

Basic net loss per common share	$(0.07)	$(0.09)	$(0.10)
Diluted net loss per common share	$(0.07)	$(0.11)	$(0.10)

Weighted average common shares outstanding:
Basic	34,789	31,953	30,239
Diluted	34,789	32,217	30,239

The accompanying notes are an integral part of these consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Dollars in thousands)

	Series B Preferred Stock		Common Stock					Total
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Unrealized Losses	Accumulated Deficit	Stockholders’ Equity (Deficit)

Balance at September 30, 2006	475,087	$5	29,265,249	$293	$154,311	$—	$(152,902)	$1,707
Sale of common stock pursuant to stock offering, net of issuance costs of $239,000	—	—	2,666,667	27	1,734	—	—	1,761
Exercise of common stock options	—	—	20,833	—	20	—	—	20
Stock-based compensation and amortization of warrants	—	—	—	—	716	—	—	716
Net loss for the fiscal year ended September 30, 2007	—	—	—	—	—	—	(3,024)	(3,024)
Balance at September 30, 2007	475,087	5	31,952,749	320	156,781	—	(155,926)	1,180

Sale of Senior Convertible Notes and warrants, net of issuance costs of $156,000	—	—	—	—	451	—	—	451
Stock-based compensation	—	—	—	—	341	—	—	341
Unrealized loss on marketable securities held for sale	—	—	—	—	—	(36)	—	(36)
Net loss for the fiscal year ended September 30, 2008	—	—	—	—	—	—	(2,973)	(2,973)
Balance at September 30, 2008	475,087	5	31,952,749	320	157,573	(36)	(158,899)	(1,037)

Sale of Senior Convertible Notes and warrants	—	—	—	—	323	—	—	323
Stock-based compensation	—	—	—	—	283	—	—	283
Issuance of common stock pursuant to a consulting agreement	—	—	78,125	1	24	—	—	25
Payment of interest on Senior Convertible Notes in the form of common stock	—	—	175,375	2	61	—	—	63
Sale of common stock pursuant to stock offering, net of issuance costs of $91,000	—	—	5,357,143	53	1,393	—	—	1,446
Unrealized gain on marketable securities held for sale	—	—	—	—	—	36	—	36
Net loss for the fiscal year ended September 30, 2009	—	—	—	—	—	—	(2,296)	(2,296)
Balance at September 30, 2009	475,087	$5	37,563,392	$376	$159,657	$—	$(161,195)	$(1,157)

The accompanying notes are an integral part of these consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended September 30,
	2009	2008	2007

Cash flows from operating activities:
Net loss	$(2,296)	$(2,973)	$(3,024)

Adjustments to reconcile net loss to net cash used in operating activities:
Noncash compensation	283	341	716
Noncash interest and financing costs	433	89	52
Warrant repricing charges	38	118	—
Equity income in CPEC LLC		(175)	—
Noncash consulting and license fee	25	—	—
(Gain) loss on marketable investments	(49)	49	—
(Gain) on forgiveness of note payable	—	—	(225)
(Gain) on sale of investments, available for sale	(133)	—	—
Change in assets and liabilities:
Accounts receivable	—	—	1
Prepaid expenses and other assets	(7)	15	24
Accounts payable and accrued expenses	(217)	723	(623)
Net cash used in operating activities	(1,923)	(1,813)	(3,079)

Cash flows from investing activities:
Proceeds from dividend from CPEC LLC	—	175	—
Sale (purchase) of investments	751	(525)	—
Net cash provided by (used in) investing activities	751	(350)	—

Cash flows from financing activities:
Repayment of Note Payable	—	—	(300)
Proceeds from the issuance of Senior Convertible Notes and Warrants	375	625	—
Costs related to the issuance of Senior Convertible Notes and Warrants	—	(156)	—
Proceeds from short term note payable	3	372	—
Repayments of short term note payable	(368)	(6)	—
Proceeds from issuance of common stock and warrants	1,500	—	2,000
Costs related to the issuance of common stock and warrants	(91)	—	(239)
Proceeds from exercise of stock options	—	—	21
Net cash provided by financing activities	1,419	835	1,482
Net (decrease) increase in cash and cash equivalents	247	(1,328)	(1,597)
Cash and cash equivalents at beginning of year	399	1,727	3,324
Cash and cash equivalents at end of year	$646	$399	$1,727

Supplemental disclosure of cash flow information:
Cash payments of interest	$—	$4	$—

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued for payment of interest on Senior Convertible Notes	$63	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

AEOLUS PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009

A. Nature of the Business

Aeolus Pharmaceuticals, Inc. is a biopharmaceutical company that is developing a new class of catalytic antioxidant compounds as a medical countermeasure against biological, chemical and radiological weapons  as well as for diseases and disorders of the central nervous system, respiratory system, autoimmune system and oncology. The Company’s initial target indications are as a protective agent against the effects of acute radiation syndrome, sulfur mustard gas exposure and chlorine gas exposure. The Company has reported positive safety results from two Phase I clinical trials of AEOL 10150, our lead drug candidate, with no serious adverse events noted.

The “Company” or “Aeolus” refers collectively to Aeolus Pharmaceuticals, Inc., a Delaware corporation (“Aeolus”) and its wholly owned subsidiary, Aeolus Sciences, Inc., a Delaware corporation (“Aeolus Sciences”). As of September 30, 2009, Aeolus also owned a 35.0% interest in CPEC LLC, a Delaware limited liability company (“CPEC”). The Company’s primary operations are located in Mission Viejo, California.

B. Liquidity

The Company has incurred significant operating losses and cash outflows from operations of $2,003,000 and $1,923,000 for the fiscal year ended September 30, 2009, respectively. The Company expects to incur additional losses and negative cash flow from operations in fiscal 2010 and for several more years. Management believes the Company has adequate financial resources to conduct operations into the fourth quarter of fiscal year 2010. This raises substantial doubt about our ability to continue as a going concern, which will be dependent on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing and, ultimately, to achieve operating profit.

The Company intends to explore strategic and financial alternatives, including a merger with another company, the sale of shares of stock, the establishment of new collaborations for current research programs that include initial cash payments and on-going research support and the out-licensing of our compounds for development by a third party. The Company believes that without additional investment capital it will not have sufficient cash to fund its activities in the near future, and will not be able to continue operating. As such, the Company’s continuation as a going concern is dependent upon its ability to raise additional financing. The Company is actively pursuing additional equity financing to provide the necessary funds for working capital and other planned activities.

If the Company is unable to obtain additional financing to fund operations beyond the fourth quarter of fiscal year 2010, it will need to eliminate some or all of its activities, merge with another company, sell some or all of its assets to another company, or cease operations entirely. There can be no assurance that the Company will be able to obtain additional financing on favorable terms or at all, or that the Company will be able to merge with another Company or sell any or all of its assets.

C. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Aeolus and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated. The Company uses the equity method to account for its 35.0% ownership interest in CPEC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company invests available cash in short-term bank deposits, money market funds, commercial paper and U.S. Government securities. Cash and cash equivalents include investments with maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximate their fair market value at September 30, 2009 and 2008 due to their short-term nature.

Investments

Investments consist of equity securities and auction rate securities, each of investment-grade quality, which have an original maturity dates greater than 90 days. These investments are recorded at fair value and accounted for as available-for-sale securities. The unrealized gain (loss) during the period is recorded within accumulated other comprehensive loss unless it is determined to be other-than-temporary. During the year ended September 30, 2009, the Company recorded a net unrealized gain on investments of $36,000 and a realized gain on the auction-rate securities of $49,000. During the year ended September 30, 2008, the Company recorded a net unrealized loss on investments of $36,000 and also recorded an other than temporary impairment on the auction-rate securities of $49,000.

Revenue Recognition

Grant income is recognized as revenue as work under the grant is performed and the related expenses are incurred.

Research and Development

Research and development costs are expensed in the period incurred. Payments related to the acquisition of in-process research and development are expensed due to the stage of development of the acquired compound or technology at the date of acquisition.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amounts expected to be realized.

Net Loss Per Common Share

The Company computes basic net loss per weighted share attributable to common stockholders using the weighted average number of shares of common stock outstanding during the period. The Company computes diluted net loss per weighted share attributable to common stockholders using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. Potential common shares consist of stock options, convertible debt, warrants and convertible preferred stock using the treasury stock method and are excluded if their effect is anti-dilutive. Diluted weighted average common shares included incremental shares issuable upon conversion of the Senior Convertible Notes and shares expected to be issued to satisfy a payable in fiscal year 2008. Diluted weighted average shares excluded incremental shares of approximately 36,954,000, 20,010,000 and 18,428,000 as of September 30, 2009, 2008 and 2007, respectively, related to stock options, convertible debt, convertible preferred stock and warrants to purchase common stock. These shares are excluded due to their anti-dilutive effect as a result of the Company’s net loss.

Accounting for Stock-Based Compensation

The Company recognizes stock based compensation expense in the statement of operations based upon the fair value of the equity award amortized over the vesting period.

Segment Reporting

The Company currently operates in only one segment.

New Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (“FASB”) issued revised guidance for determining whether an Instrument (or Embedded Feature) is indexed to an entity’s own stock. Equity-linked instruments (or embedded features) that otherwise meet the definition of a derivative are not accounted for as derivatives if certain criteria are met, one of which is that the instrument (or embedded feature) must be indexed to the entity’s own stock. The Company will adopt this guidance on October 1, 2009 and apply its provisions to outstanding instruments as of that date. The fair value of the warrants affected at their dates of issuance totaled $8,282,000 and was initially recorded as a component of additional paid-in capital. Upon adoption of the new guidance in the first quarter of 2010, the Company recorded a decrease to the opening balance of additional-paid-in capital of $8,142,000 and recorded a decrease to accumulated deficit totaling $4,353,000, representing the decrease in the fair value of the warrants from the date of issuance to October 1, 2009. The fair value of the warrants at October 1, 2009 of $3,789,000 will be included as a current liability in the balance sheet as of that date. Any future increase or decrease in fair value of the warrants will be included as a component of other income in the accompanying statement of operations for the respective period.

In June 2008, the FASB issued revised guidance for determining whether instruments granted in share-based payment transactions are participating securities. The new guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method for calculating earnings per share. The new guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. The adoption of this new guidance is not expected to have a material effect on the Company’s financial statements.

In May 2008, the FASB issued new guidance for the accounting for convertible debt instruments that may be settled in cash upon conversion. This new guidance applies to convertible debt instruments that may be settled in cash, or other assets, upon conversion and are not addressed by other accounting guidance. This new guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. This new guidance is not expected to have a material impact on the Company’s financial position, results of operations or liquidity.

D. Investments

Investments in Auction-Rate Securities

In fiscal year 2008, the Company invested in auction-rate securities with a par value of $525,000. The auction-rate securities are debt obligations secured by student loans, which loans are generally guaranteed by the U.S. Government under the Federal Family Education Loan Program (FFELP). In addition to the U.S. Government guarantee on such student loans, many of the securities also have separate insurance policies guaranteeing both the principal and accrued interest. The final maturity dates of the auction-rate securities which the Company owned was between 2029 and 2038. Liquidity for these securities has historically been provided by an auction process that resets the applicable interest rate at pre-determined intervals for up to 35 days. In the past, the auction process has generally allowed investors to obtain immediate liquidity if so desired by selling the securities at their face amounts. However, disruptions in the credit markets adversely affected the auction market for these types of securities. From February 26, 2008 to January 2, 2009, all auctions scheduled with respect to the Company’s auction-rate securities failed to close.

The Company recorded an “other-than-temporary” impairment charge during the fiscal year ended September 30, 2008 of $49,000 based upon reduced market values as determined based upon investment statements received from UBS. The Company also recorded these investments as available for sale and accordingly recorded their value on the balance sheet at market value as determined by investment statements provided by UBS.

In October 2008, the Company entered into an agreement (the “UBS Agreement”) with UBS Financial Services, Inc. (“UBS”) for which the Company received the right (“UBS Put Option”) to sell all four of the auction rate securities back to UBS at par, at its sole discretion, anytime during the period from January 2, 2009 through January 4, 2011, and gave UBS the right to purchase these auction rate securities or sell them on the Company’s behalf at par any time after the execution of the Agreement through January 4, 2011. The UBS Put Option was not transferable, tradable or marginable, and was not listed or quoted on any securities exchange or any electronic communications network. Since the UBS Agreement is a legally enforceable firm commitment, the UBS Put Option was recognized as a financial asset at fair value in the financial statements, and accounted for separately from the associated securities as a noncurrent asset. Since the Company intended to and subsequently exercised the UBS Put Option on January 2, 2009, the Company did not have the intent to hold the associated auction rate securities until recovery or maturity. Therefore, the Company classified these securities as trading which required changes in the fair value of these securities to be recorded in current period earnings. As a result of this transfer, the Company recognized in the Statement of Operations a change in market value of $65,000, reflecting a reversal of the related temporary valuation allowance that was previously recorded in other comprehensive loss.

Prior to entering into the UBS Agreement, the Company recorded the auction rate securities as investments available-for-sale. The Company recorded unrealized gains and losses on the available-for-sale debt securities in accumulated other comprehensive income in the shareholders’ equity section of the balance sheets. Such an unrealized loss did not reduce net income for the applicable accounting period.

The Company measured the UBS Put Option at fair value and thus recorded income of approximately $114,000 and recorded a corresponding long term investment during the first quarter of fiscal year 2009.

Following the reclassification of the auction rate securities to trading, the Company recorded an additional charge to the Statement of Operations of $16,000 to reduce the value of the auction rate securities, offset by the gain on the Put Option of $16,000.

On January 2, 2009, the Company exercised its rights under the UBS Put Option and sold its four auction rate securities for their par value of $525,000 to UBS.

Investments in ARCA Biopharma, Inc.

The Company also held an investment in equity securities of ARCA BioPharma, Inc. (“ARCA”). The aggregate carrying amount of the holdings in ARCA was zero and $93,000 as of September 30, 2009 and 2008, respectively. The Company accounted for the investment on cost basis and reviewed the investment for impairment whenever there are identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. During fiscal years ended September 30, 2009, 2008 and 2007, the Company did not record an impairment on the investment in ARCA. During April 2009, the Company sold all of its 23,377 shares of ARCA generating net proceeds of $226,000 and a net gain of $133,000.

Investments in CPEC LLC

The Company uses the equity method to account for its 35.0% ownership interest in CPEC. During fiscal 2003, CPEC licensed bucindolol, a drug previously under development by the Company for the treatment of heart failure, to ARCA in return for possible future royalty and milestone payments. During fiscal 2008, CPEC declared and paid a dividend of which the Company received $175,000. The dividend was paid upon receipt of a milestone payment by CPEC from ARCA which was triggered upon the filing of a New Drug Application for bucidndolol. Also as a result of the filing of the New Drug Application with the US Food and Drug Administration, the Company is obligated to pay $413,000 in the form of cash or stock at the Company’s election to the majority owner of CPEC who will in turn pay the original licensors of bucindolol per the terms of the 1994 Purchase Agreement of CPEC. The obligation is included in our financial statements under the heading “Accounts Payable.”

CPEC had $91,000 of net assets at September 30, 2009 and 2008. Aeolus’ share of CPEC’s net assets is included in other assets and the Company has no operations or activities unrelated to the out licensing of buicndolol.

E. Commitments

The Company acquires assets still in development and enters into research and development arrangements with third parties that often require milestone and royalty payments to the third party contingent upon the occurrence of certain future events linked to the success of the asset in development. Milestone payments may be required, contingent upon the successful achievement of an important point in the development life-cycle of the pharmaceutical product (e.g., approval of the product for marketing by a regulatory agency). If required by the arrangement, the Company may have to make royalty payments based upon a percentage of the sales of the pharmaceutical product in the event that regulatory approval for marketing is obtained. Because of the contingent nature of these payments, they are not included in the table of contractual obligations.

These arrangements may be material individually, and in the unlikely event that milestones for multiple products covered by these arrangements were reached in the same period, the aggregate charge to expense could be material to the results of operations in any one period. In addition, these arrangements often give Aeolus the discretion to unilaterally terminate development of the product, which would allow Aeolus to avoid making the contingent payments; however, Aeolus is unlikely to cease development if the compound successfully achieves clinical testing objectives.

F. Notes Payable

The Company has two debt obligations outstanding as of September 30, 2009 both of which are due for a combined redemption amount of $1,689,000. However, in October 2009, the holders of the Senior Convertible Notes converted all $1,000,000 of the outstanding Senior Convertible Notes to 2,857,143 shares of common stock (Note L).

Senior Convertible Notes to Related Parties

On August 1, 2008, the Company entered into a Securities Purchase Agreement (the “SCN Purchase Agreement”) with two accredited institutional investors  (the “Investors”) pursuant to which the Company agreed to sell to the Investors units comprised of senior unsecured convertible notes of the Company (the “Notes”), in an aggregate principal amount of up to $5,000,000, which shall bear interest at a rate of 7% per year and mature on the 30-month anniversary of their date of issuance, and warrants to purchase up to an aggregate of 10,000,000 additional shares of Common Stock (the “Warrant Shares”), each with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the warrants (the “Warrants”) (collectively the “SCN Financing”). Each unit (collectively, the “Units”) is comprised of $1,000 in Note principal and Warrants to purchase up to 2,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and has a purchase price of $1,000.

On August 1, 2008, the Company sold and issued to the Investors 500 Units comprised of Notes in the aggregate principal amount of $500,000 and Warrants to purchase up to 1,000,000 shares of Common Stock for an aggregate purchase price of $500,000 (the “Financing”).

On each of September 4, 2008, October 1, 2008, November 3, 2008 and December 1, 2008, the Company sold and issued to the Investors 125 Units comprised of Notes in the aggregate principal amount of $125,000 and Warrants to purchase up to 250,000 shares of Common Stock for an aggregate purchase price of $125,000 (the “Subsequent Financings”).

The Notes issued in the Financing and the Subsequent Financings have an initial conversion price of $0.35 per share, subject to adjustment pursuant to the Notes. In addition, the Investors had the option to purchase up to an additional 4,000 Units, in one or more closings (each, an “Election Closing”), and at their sole option at any time on or before December 31, 2013. However, on October 6, 2009, this option was cancelled (for more information, see Note L – Subsequent Events).

The Notes will be convertible, at the Investors’ sole election, into shares of Common Stock at any time and from time to time. As of September 30, 2009, the Notes would be convertible into 2,857,143 shares of Common Stock with a fair value of $1,114,000. The conversion price of the Notes and the exercise price of the Warrants are subject to adjustment in the event of a stock dividend or split, reorganization, recapitalization or similar event. Additionally, the exercise price of the Warrants may be reduced in the event the Company issues securities at a price per share lower than the then current exercise price of the Warrants. The Notes are due and payable in cash at the aggregate principal value plus accrued interest 30 months from the date of issuance if not converted earlier by the Investors.

Interest on the Notes accrued at the rate of 7.0% per annum from the date of issuance, and is payable semi-annually, on January 31 and July 31 of each year. Interest shall be payable, at the Company’s sole election, in cash or shares of Common Stock, to holders of Notes on the record date for such interest payments, with the record dates being each January 15 and July 15 immediately preceding an interest payment date.

The Warrants were exercisable for a five year period from the date of issuance and contain a “cashless exercise” feature that allows the Investors to exercise the Warrants without a cash payment to the Company under certain circumstances.

The net proceeds to the Company from the sale of 1,000 Units in the Financing and Subsequent Financing, after deducting for expenses, were approximately $844,000. The Company used the net proceeds to fund the development of AEOL 10150 and to fund ongoing operations of the Company. Offering costs of the private placement were $156,000 and were allocated to the Notes and Warrants based upon their respective fair values. The offering costs attributed to the Notes in the amount of $100,000 were capitalized as Debt Issuance Costs and are included in Prepaid and other current assets in the Consolidated Balance Sheet. The Debt Issuance Costs are being amortized over the 30-month life of the Notes in the Financing.

As of September 30, 2009, the carrying value of the Notes was $588,000 and the redemption value was $1,000,000. In connection with the Financing and the Subsequent Financings, the Company recorded a note discount in the amount of $365,000 based on the relative fair value of the warrants issued in connection with the Notes. In addition, the Company determined that the Notes contained an embedded beneficial conversion feature with a computed value of $347,000 which was also recorded as a discount to the Notes. The note discounts are being amortized to interest expense over the thirty-month term of the Notes. The effective interest rate of the Note including the effect of the amortization of the embedded conversion feature and the note discount is 39.5 percent.

The maturity of the Notes may be accelerated upon the occurrence of an event of default, which includes, subject to certain grace periods, exceptions and qualifications as set forth in the Notes, the failure by the Company to maintain the listing of the Common Stock, the failure of the Company to deliver shares Common Stock in a timely manner following a conversion, the failure of the Company to have reserved a sufficient number shares of Common Stock to issue upon conversion of the Notes, the failure by the Company to make payments on the Notes in a timely manner, payment defaults by the Company or any of its significant subsidiaries on debt or other obligations in excess of $100,000, the occurrence of certain bankruptcy events with respect to the Company or its significant subsidiaries, judgments rendered against the Company or its significant subsidiaries in excess of $100,000 and breaches of material representations, warranties or covenants by the Company under the Amended Purchase Agreement or the Notes. Upon the occurrence of an event of default related to a bankruptcy of the Company, the Notes shall immediately become due and payable. Upon the occurrence of any event default other than a bankruptcy event of default, any holder of the Notes, in its sole discretion, may declare this Note to be immediately due and payable and the Company shall pay to the holder in cash the sum of all outstanding principal multiplied by 115%, plus accrued and unpaid interest and late charges, if any, thereon. The Notes are unsubordinated obligations of the Company and all payments due under the Notes rank pari passu with the Elan Note and shall not be subordinated to any other Indebtedness of the Company.

The Notes also provide that the Company shall not issue any equity securities other than certain exempt securities as defined in the Notes, incur any indebtedness other than certain exempt indebtedness as defined in the Notes, allow the incurrence of any liens on its assets, repay any indebtedness other than the Notes, pay a dividend on its common stock or make an investment other than ordinary investing activities without the consent of the holders of Notes representing a majority of the then-outstanding principal subject to the Notes.

Affiliates of Xmark Opportunity Partners, LLC are the sole investors in the SCN Financing. Together with its affiliates, Xmark Opportunity Partners, LLC beneficially owned approximately 52% of the Company’s outstanding common stock prior to the SCN Financing. Xmark Opportunity Partners, LLC is the sole manager of Goodnow Capital, L.L.C. and possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Goodnow has the right to designate up to two directors for election to the Company’s Board of Directors pursuant to the terms of a purchase agreement between Goodnow and the Company. David C. Cavalier, a current director of the Company, is President of Goodnow. The transaction was evaluated by Management and the Board of Directors for fairness to ensure the terms were reasonable given the related party nature of the SCN Financing by providing an option for non-related party investors to participate in the transaction.

Elan Note Payable

In August 2002, Aeolus borrowed from Elan Corporation, plc. (“Elan”) $638,000. The note payable accrued interest at 10% compounded semi-annually. The note was convertible at the option of Elan into shares of the Company’s Series B non-voting convertible preferred stock (“Series B Stock”) at a rate of $43.27 per share. The original note matured on December 21, 2006. However, in February 2007, the Company and Elan terminated the note, the Company paid $300,000 in cash to Elan,  Elan forgave $225,000 of the note payable and Elan and the Company entered into a new two-year note payable in the amount of $453,000 under substantially the same terms as the original note. In February 2009, the Company and Elan agreed to amend the note payable to extend the maturity date of the convertible promissory note from February 7, 2009 to February 7, 2011 and increased the interest rate of the convertible promissory note from 10% to 11% effective February 7, 2009. As of the date of the Amendment, an aggregate of $553,000 in principal and interest was outstanding under the convertible promissory note. In the event of an event of default under the convertible promissory note, Elan may demand immediate payment of all amounts outstanding under the note. For purposes of the note, an event of default includes, among other items, a default in the payment of the note principal or interest when due and payable, an uncured breach by the Company of its obligations to Elan pursuant the agreements under which the convertible promissory note was issued, an inability of the Company to pay its debts in the normal course of business, the cessation of business activities by the Company (other than as a result of a merger or consolidation with a third party) without Elan’s prior written consent and the appointment of a liquidator, receiver, administrator, examiner, trustee or similar officer of the Company or over all or substantially all of its assets under the law.

During the term of the note payable, Elan has the option to convert the note into shares of Series B Preferred Stock at a rate of $9.00 per share. Upon the maturity of the note payable, Aeolus has the option to repay the note either in cash or in shares of Series B Stock and warrants having a then fair market value of the amount due; provided that the fair market value used for calculating the number of shares to be issued will not be less than $13.00 per share. As of September 30, 2009, the outstanding balance, including interest, on the note payable to Elan was $594,000.

Margin Loan with UBS Financial Services, Inc.

Aeolus entered into a secured credit agreement (the “Margin Agreement”) with UBS Financial Services, Inc and subsequently drew $375,000 under the Margin Agreement. The Margin Agreement bore interest at the per annum rate of LIBOR plus 0.25 percent. The Company repaid the loan in full on January 2, 2009. The weighted average interest rate for the loan was 2.4% during the period the loan was outstanding in the fiscal year ended September 30, 2009 and 2008. The average balance of the loan and the total interest paid on the loan during the period the loan was outstanding in the fiscal year ended September 30, 2008 was $351,000 and $4,000, respectively. The average balance of the loan and the total interest paid on the loan during the period the loan was outstanding in the fiscal year ended September 30, 2009 was $366,000 and zero, respectively.

G. Stockholders’ Equity (Deficit)

Preferred Stock

The Certificate of Incorporation of Aeolus authorizes the issuance of up to 10,000,000 shares of Preferred Stock, at a par value of $.01 per share. The Board of Directors has the authority to issue Preferred Stock in one or more series, to fix the designation and number of shares of each such series, and to determine or change the designation, relative rights, preferences, and limitations of any series of Preferred Stock, without any further vote or action by the stockholders of the Company.

In January 2001, Aeolus issued to Elan 28,457 shares of Series B Stock. In February 2002, the Company issued 58,883 shares of Series B Stock and 480,000 shares of common stock to Elan in exchange for the retirement of a $1,400,000 note payable to Elan. In May 2002, the Company sold 416,204 shares of Series B Stock to Elan for $3,000,000. On January 14, 2005, Elan converted 28,457 shares of the Series B Stock into 28,457 shares of common stock. As of September 30, 2009, 475,087 shares of Series B Stock were outstanding. Each share of Series B Stock is convertible into one share of common stock.

Common Stock

On May 22, 2007, Aeolus Pharmaceuticals, Inc. entered into a Securities Purchase Agreement with certain accredited investors (the “Investors”) pursuant to which the Company sold to the Investors an aggregate of 2,666,667 shares of the Company’s common stock at a purchase price of $0.75 per share for aggregate gross proceeds of $2,000,000 and issued to the Investors warrants (the “2007 Investor Warrants”) to purchase up to an aggregate of 2,000,001 shares of common stock of the Company with an exercise price of $0.75 per share (collectively, the “May 2007 Private Placement”). The 2007 Investor Warrants are exercisable until May 22, 2012. In addition, the Company issued to a placement agent a warrant to purchase up to an aggregate of 186,667 shares of common stock with an exercise price of $0.75 per share.

The aggregate net proceeds to the Company from the May 2007 Private Placement, after deducting for expenses related to finders fees, legal and accounting fees, were approximately $1,761,000.

The fair value of the 2007 Investor Warrants on May 22, 2007 was estimated to be $1,428,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 4.8%; expected volatility of 132%; and an expected life of five years.

Pursuant to the terms of the Securities Purchase Agreement, the Company filed a registration statement which was declared effective on July 19, 2007. The Securities Purchase Agreement further provides that if a registration statement is not filed, declared effective within specified time periods or its effectiveness maintained, the Company is required to pay each holder an amount in cash, as liquidated damages, equal to 1.5% per month of the aggregate purchase price paid by such holder in the private placement for the common stock and warrants then held.

On March 30, 2009, Aeolus entered into a Securities Purchase Agreement (the “Purchase Agreement”) with two accredited institutional investors  (the “March 2009 Investors”) pursuant to which the Company sold and issued to the March 2009 Investors in a private placement an aggregate of 5,357,143 units (the “March 2009 Units”), comprised of an aggregate of 5,357,143 shares of Common Stock of the Company (the “Shares”) and warrants to purchase up to an aggregate of 13,392,857 additional shares of Common Stock (the “March 2009 Warrants”), with an initial exercise price of $0.35 per share, subject to adjustment pursuant to the March 2009 Warrants, with each March 2009 Unit representing one share of Common Stock and a March 2009 Warrant to purchase two-and-one-half shares of Common Stock, at a purchase price of $0.28 per March 2009 Unit for aggregate gross proceeds of $1,500,000 (collectively, the “March 2009 Financing”). The March 2009 Warrants are exercisable for a five year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the March 2009 Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Stock without exercising the March 2009 Warrant and contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company; and contain standard anti-dilution provisions that provide for the adjustment of the exercise price and the number of shares of common stock that can be purchased in the event of a financing at a price per share below the exercise price, a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

The fair value of the March 2009 Warrants was estimated to be $4,129,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; risk free interest rate of 1.7%; expected volatility of 164%; and an expected life of five years.

In connection with the March 2009 Financing, the Company also entered into a Registration Rights Agreement (the “Rights Agreement”) with the March 2009 Investors. Pursuant to the Rights Agreement, the Company agreed to file one or more registration statements (collectively, the “Registration Statements”) with the Securities and Exchange Commission (the “SEC”) covering the resale of the Shares and all shares of common stock issuable upon exercise of the March 2009 Warrants (together with the Shares, the “Registrable Securities”) upon demand of the holders of a majority of the Registrable Securities  (a “Demand Registration”). Such holders have the right to two (2) Demand Registrations; provided, however, that the Company is not obligated to effect more than one (1) Demand Registration within any period of 12 consecutive months, subject to certain exceptions. In the event the holders exercise their right to a Demand Registration, the Company has agreed to file a Registration Statement to register the resale of the Registrable Securities within a certain numbers of days after the request and to use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable after the filing thereof. The Company also agreed to use its commercially reasonable efforts to keep the Registration Statements effective for a specified period.

Offering costs of the private placement were $91,000 resulting in net proceeds to the Company from the March 2009 Financing, after deducting for expenses, of approximately $1.4 million. The Company intends to use the net proceeds from the March 2009 Financing to finance the development of AEOL 10150 and to fund ongoing operations of the Company.

Affiliates of Xmark Opportunity Partners, LLC were the sole investors in the Financing. Together with its affiliates, Xmark Opportunity Partners, LLC beneficially owned approximately 57% of the Company’s outstanding common stock prior to the March 2009 Financing.

Dividends

The Company has never paid a cash dividend on its common stock and does not anticipate paying cash dividends on its common stock in the foreseeable future. If the Company pays a cash dividend on its common stock, it also must pay the same dividend on an as converted basis on our Series B preferred stock. In addition, Aeolus cannot pay a dividend on its common stock without the prior approval of Goodnow Capital pursuant to the terms of the Debenture and Warrant Purchase Agreement dated September 16, 2003 between the Company and Goodnow and Xmark Opportunity Partners, LLC pursuant to the SCN Purchase Agreement.

Warrants

As a result of the March 2009 Financing, the Company was required to lower the exercise price of 4,687,000 warrants previously issued in November 2005 and May 2007 to $0.28 per share, the purchase price of the March 2009 Units issued in the March 2009 Financing. As a result of the change in the exercise price, these warrants were revalued resulting in an increase in the value of $38,000 which was charged to the statement of operations.

In connection with the SCN Financing (Note F), Aeolus issued warrants to purchase 2,000,000 shares at an exercise price of $0.50 per share with a five year term. The fair value of the warrants issued on August 1, 2008 was estimated to be $282,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 128% risk free interest rate of 3.2%; and an expected life of five years. The fair value of the warrants issued on September 4, 2008 was estimated to be $53,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 130% risk free interest rate of 3.0%; and an expected life of five years. The fair value of the warrants issued on October 1, 2008 was estimated to be $93,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 133% risk free interest rate of 2.9%; and an expected life of five years. The fair value of the warrants issued on November 3, 2008 was estimated to be $76,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 139% risk free interest rate of 2.7%; and an expected life of five years. The fair value of the warrants issued on December 1, 2008 was estimated to be $75,000 using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 138% risk free interest rate of 1.7%; and an expected life of five years.

As of September 30, 2009, warrants for common stock outstanding were as follows:

Number of Shares	Exercise Price	Expiration Date

2,500,000	$0.28	November 2010
2,186,668	$0.28	May 2012
13,392,857	$0.35	March 2014
20,000	$0.39	September 2014
50,000	$0.50	May 2011
1,000,000	$0.50	August 2013
250,000	$0.50	September 2013
250,000	$0.50	October 2013
250,000	$0.50	November 2013
250,000	$0.50	December 2013
15,000	$0.50	September 2014
15,000	$0.60	September 2014
7,000,000	$0.75	June 2011
50,000	$1.00	May 2011
50,000	$1.50	May 2011
50,000	$2.00	May 2011
50,000	$2.50	May 2011
27,379,525	$0.46

H. Stock Compensation Plans

Stock Option Plans

As an integral component of a management and employee retention program designed to motivate, retain and provide incentive to the Company’s management, employees and key consultants, the Board of Directors approved the 2004 Stock Option Plan (the “2004 Plan”) and reserved 5,000,000 shares of common stock for issuance under the 2004 Plan. As of September 30, 2009, 750,909 shares were available to be granted under the 2004 Plan. The exercise price of the incentive stock options (“ISOs”) granted under the 2004 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest immediately or up to one year following the date of the grant.

Under the Company’s 1994 Stock Option Plan (the “1994 Plan”), incentive stock options or non-qualified stock options to purchase 2,500,000 shares of Aeolus’ common stock may be granted to employees, directors and consultants of the Company. As of September 30, 2008, there were no shares available to be granted under the 1994 Plan. The exercise price of the ISOs granted under the 1994 Plan must not be less than the fair market value of the common stock as determined on the date of the grant. The options may have a term up to 10 years. Options typically vest over three years following the date of the grant.

Stock option activity under the 2004 Plan and 1994 Plan were as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Life	Intrinsic Value

Outstanding at September 30, 2006	3,071,806	$3.25	7.7 years	$22
Granted	1,315,000	$0.68	10.0 years	—
Exercised	(20,833)	$1.00	8.6 years	(8)
Cancelled	(492,356)	$0.65
Outstanding at September 30, 2007	3,873,617	$2.72	7.3 years	$2
Granted	475,000	$0.35	10.0 years	—
Exercised	—
Cancelled	(113,336)	$0.87
Outstanding at September 30, 2008	4,235,281	$2.50	6.7 years	$46
Granted	1,992,750	$0.33	10.0 years	117
Exercised	—
Cancelled	(51,766)	$32.36		—
Outstanding at September 30, 2009	6,176,265	$1.58	7.0 years	$138
Exercisable at September 30, 2009	4,876,524	$1.92	6.3 years	$61

Stock options granted to consultants during fiscal year 2009, 2008 and 2007 were fully vested when issued or vested over a twelve month period. Stock option expense for stock options granted to consultants was $69,000, $77,000 and $248,000 for fiscal year 2009, 2008 and 2007, respectively. For the fiscal years ended September 30, 2009, 2008 and 2007, all stock options were issued at or above the fair market value of a share of common stock. The weighted-average grant-date fair value of options granted during the fiscal years 2009, 2008 and 2007 was $0.30, $0.35 and $0.68, respectively.

A summary of the status of nonvested shares during the three years ended September 30, 2009 was:

Shares

Nonvested at September 30, 2006	539,586
Granted	1,315,000
Forfeited	(450,000)
Vested	(867,086)
Nonvested at September 30, 2007	537,500
Granted	475,000
Vested	(701,667)
Nonvested at September 30, 2008	310,833
Granted	1,992,750
Vested	(1,003,842)
Nonvested at September 30, 2009	1,229,741

The total deferred compensation expense for outstanding stock options was $335,000 as of September 30, 2009, which will be recognized over a weighted average period of eight months. The total fair value of shares vested during fiscal years 2009, 2008 and 2007 was $321,000, $341,000 and $689,000, respectively.

The details of stock options outstanding at September 30, 2009 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2009	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at September 30, 2009	Weighted Average Exercise Price

$0.29 - $0.32	1,476,250	$0.30	9.5 years	671,564	$0.31
$0.33 - $0.45	993,500	$0.39	9.4 years	498,445	$0.39
$0.55 - $0.75	771,861	$0.65	7.2 years	771,861	$0.65
$0.78 - $0.90	889,335	$0.87	6.7 years	889,335	$0.87
$0.91 - $1.45	223,500	$1.04	6.6 years	223,500	$1.04
$1.50	1,256,019	$1.50	3.8 years	1,256,019	$1.50
$1.52 - $1.85	212,500	$1.84	5.0 years	212,500	$1.84
$2.10 - $8.13	173,018	$4.20	4.2 years	173,018	$4.20
$11.50 - $19.38	90,860	$13.95	2.1 years	90,860	$13.95
$20.00 - $51.25	89,422	$35.54	0.9 years	89,422	$35.54
$0.29 - $51.25	6,176,265	$1.58	7.0 years	4,876,524	$1.92

For fiscal 2009, 2008 and 2007, stock-based compensation expense recognized in the statement of operations is as follows (in thousands):

	For the fiscal year ended September 30,
	2009	2008	2007
Research and development expenses	$38	$45	$177
General and administrative expenses	245	296	539
Total stock-based compensation expense	$283	$341	$716

The fair value of the options associated with the above compensation expense for fiscal 2009, 2008 and 2007, was determined at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the fiscal year ended September 30,
	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	111%	197% - 198%	191% - 195%
Risk-free interest rate	3.0%	3.8% - 4.6%	4.5% - 5.1%
Expected option life after shares are vested	9.3 years	10 years	10 years

Effective April 1, 2009, the Company began to use a peer group to determine an expected volatility rate for stock option valuation. Prior to April 1, 2009, the Company used its historical stock price to calculate volatility. In addition, the Company changed its method of amortization of stock based compensation from the multiple attribute method to straight line for grants made subsequent to April 1, 2009. There was no material impact on the financial statements as a result of these changes as of April 1, 2009. The Company believes the use of the peer group and straight line amortization results in a better estimate of stock based compensation expense for the Company.

I. Income Taxes

As of September 30, 2009 and 2008, the Company had federal net operating loss (“NOL”) carryforwards of $105,303,000 and $104,015,000, respectively and state operating loss carryforwards of $28,715,000 and $27,429,000, respectively. The use of these federal NOL carryforwards might be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code (the “Code”). The Company may have had a change of control under Section 382 of the Code during fiscal 2004 and 2006; however, a complete analysis of the limitation of the NOL carryforwards will not be completed until the time the Company projects it will be able to utilize such NOLs. The federal net operating losses will begin to expire in 2010. The state net operating losses begin to expire in fiscal year 2010. Additionally, the Company had federal research and development carryforwards as of September 30, 2009 and 2008 of $3,078,000 and $3,060,000, respectively. The Company had state research and development carryforwards as of September 30, 2009 and 2008 of $369,000 and $350,000, respectively.

Significant components of the Company’s deferred tax assets at September 30, 2009 and 2008 consisted of the following (in thousands):

	2009	2008

Net operating loss carryforwards	$38,341	$37,790
Research and development credit carryforwards	3,446	3,410
Accrued payroll related liabilities	2,542	2,420
Note discount	322	10
Impairment on marketable securities	—	21
Total deferred tax assets	44,651	43,651
Deferred tax liabilities	—	—
Valuation allowance for deferred assets	(44,651)	(43,651)
Net deferred tax asset	$—	$—

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, all of the deferred tax assets have been fully offset by a valuation allowance. The change in the valuation allowance is primarily a result of the net operating loss carryforwards.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows (dollars in thousands):

	2009	2008	2007

Effective income tax rate	0%	0%	0%

United States Federal income tax at statutory rate	$(781)	$(1,011)	$(1,028)
State income taxes (net of federal benefit)	(75)	(142)	(170)
Warrant expense	13	40	—
Change in valuation reserves	857	1,145	1,244
Other	(14)	(32)	(46)
Provision for income taxes	$—	$—	$—
On October 1, 2007, the Company adopted new accounting guidance which altered the framework for recognizing income tax contingencies. Previously, the focus was on the subsequent liability recognition for estimated losses from tax contingencies where such losses were probable and the related amounts could be reasonably estimated. Under this new guidance, a contingent tax asset (i.e., an uncertain tax position) may only be recognized if it is more likely than not that it will ultimately be sustained upon audit. The Company has evaluated its tax positions for all jurisdictions and all years for which the statute of limitations remains open and determined that no additional liability for unrecognized tax benefits and interest was necessary.

J. Agreements

Duke Licenses

Aeolus has obtained exclusive worldwide licenses (the “Duke Licenses”) from Duke University (“Duke”) to develop, make, have made, use and sell products using certain technology in the field of free radical and antioxidant research, developed by certain scientists at Duke. Future discoveries in the field of antioxidant research from these scientists’ laboratories at Duke are also covered by the Duke Licenses. The Duke Licenses require Aeolus to use its best efforts to pursue development of products using the licensed technology and compounds. These efforts are to include the manufacture or production of products for testing, development and sale. Aeolus is also obligated to use its best efforts to have the licensed technology cleared for marketing in the United States by the U.S. Food and Drug Administration and in other countries in which Aeolus intends to sell products using the licensed technology. Aeolus will pay royalties to Duke on net product sales during the terms of the Duke Licenses, and milestone payments upon certain regulatory approvals and annual sales levels. In addition, Aeolus is obligated under the Duke Licenses to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the Duke Licenses continue until the expiration of the last to expire issued patent on the licensed technology.

National Jewish Medical and Research Center Agreements

Aeolus has an exclusive worldwide license (“NJH License”) from National Jewish Health (“NJH”) to develop, make, have made, use and sell products using certain technology developed by certain scientists at NJH. The NJH License requires Aeolus to use commercially reasonable efforts to diligently pursue the development and government approval of products using the licensed technology. Aeolus will pay royalties to NJH on net product sales during the term of the NJH License and a milestone payment upon regulatory approval. In addition, Aeolus is obligated under the NJH License to pay all or a portion of patent prosecution, maintenance and defense costs. Unless earlier terminated, the NJH License continues until the expiration of the last to expire issued patent on the licensed technology.

Elan Corporation, plc

In May 2002, the Company entered into a collaboration transaction with affiliates of Elan Corporation, plc for the development of our catalytic antioxidant compounds as a treatment for tissue damage from cancer radiation and chemotherapy. Although Elan and the Company terminated this collaboration in January 2003, the Company will pay Elan a royalty on net sales of our catalytic antioxidant products sold, if any, for the prevention and treatment of radiation-induced and chemotherapy-induced tissue damage.

K. Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in thousands, except per share amounts)

Fiscal 2009
Total revenue	$—	$—	$—	$—	$—
Net loss attributable to common stockholders	$(459)	$(665)	$(426)	$(746)	$(2,296)
Basic net loss per common share attributable to common stockholders	$(0.01)	$(0.02)	$(0.01)	$(0.02)	$(0.07)
Diluted net loss per common share attributable to common stockholders	$(0.02)	$(0.02)	$(0.01)	$(0.02)	$(0.07)

Fiscal 2008
Total revenue	$—	$—	$—	$—	$—
Net loss attributable to common stockholders	$(641)	$(697)	$(580)	$(1,055)	$(2,973)
Basic net loss per common share attributable to common stockholders	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.09)
Diluted net loss per common share attributable to common stockholders	$(0.02)	$(0.02)	$(0.02)	$(0.05)	$(0.11)
L. Subsequent Events

On October 6, 2009, the Company entered into a Securities Purchase and Exchange Agreement (the “October 2009 Purchase Agreement”) with several accredited institutional investors  (the “October 2009 Investors”) pursuant to which the Company sold and issued to the October 2009 Investors in a private placement an aggregate of 5,892,857 units (the “Units”), comprised of an aggregate of 5,892,857 shares of Common Stock (the “Shares”) and warrants to purchase up to an aggregate of 11,785,714 additional shares of Common Stock (the “October 2009 Warrants”), with an initial exercise price of $0.28 per share, subject to adjustment pursuant to the October 2009 Warrants, with each Unit representing one share of Common Stock and a October 2009 Warrant to purchase two shares of Common Stock, at a purchase price of $0.28 per Unit for aggregate gross proceeds of $1,650,000 (collectively, the “October 2009 Financing”). The October 2009 Warrants are exercisable for a seven year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the October 2009 Warrants without a cash payment to the Company under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on the Common Stock without exercising the October 2009 Warrant and contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the Company or upon a change of control and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.

The Company also granted to the October 2009 Investors the option to acquire, collectively, up to an additional 5,892,857 additional Units (the “Additional Units”), comprised of an aggregate of 5,892,857 shares of Common Stock and warrants to purchase up to an aggregate of 11,785,714 additional shares of common stock at the per Additional Unit purchase price of $0.28 (the “Call Option”). In addition, the October 2009 Investors granted to the Company the option to require these October 2009 Investors, severally and not jointly, to acquire up to 5,892,857 Additional Units, less any Additional Units acquired under the Call Option, at the per Additional Unit purchase price of $0.28 (the “Put Option”). The Call Option is exercisable at any time, and from time to time, on or prior to June 30, 2010. The Put Option is exercisable at any time from June 30, 2010 to July 30, 2010. However, the Investors shall have the right to terminate the Put Option if they reasonably determine that a material adverse event, condition or circumstance has occurred with respect to the prospects of the Company’s AEOL 10150 drug candidate for acute radiation syndrome; provided that the Company’s failure to receive a grant or financing shall not, by itself, constitute a material adverse event, condition or circumstance with respect thereto.

In addition, the October 2009 Investors agreed to convert all $1,000,000 of the Company’s Senior Convertible Notes issued in 2008 (the “Notes”) into Common Stock at a conversion rate of $0.35 per share (the “Conversion Shares”) and to exchange their remaining option to purchase an additional $4,000,000 in Senior Convertible Notes for warrants to purchase up to 14,285,714 shares of Common Stock in substantially the same of form and terms of the October 2009 Warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants (the “Note Warrants”). As consideration for the October 2009 Investors to convert the Notes, the Company agreed to exchange warrants to purchase up to 2,000,000 shares of Common Stock issued to the October 2009 Investors in connection with the sale of the Notes, warrants to purchase up to 2,150,000 shares of Common Stock issued to the October 2009 Investors and one of their affiliates in connection with a financing completed in November 2005 and warrants to purchase up to 13,392,857 shares of Common Stock issued to the October 2009 Investors in connection with a financing completed in March 2009 (collectively, the “Prior Warrants”) for warrants to purchase up to 17,542,857 shares of Common Stock in substantially the same form and terms of the October 2009 Warrants issued in the October 2009 Financing, including an initial exercise price of $0.28 per share, subject to adjustment pursuant to the warrants (the “Exchange Warrants”) (collectively, the “Conversion”).

In connection with the October 2009 Financing and the Conversion, the Company also entered into a Registration Rights Agreement (the “October 2009 Rights Agreement”) with the Investors. In addition, the Investors agreed to terminate the Company’s Registration Rights Agreements dated November 21, 2005 and March 30, 2009. Pursuant to the October 2009 Rights Agreement, the Company agreed to file one or more registration statements (collectively, the “Registration Statements”) with the Securities and Exchange Commission (the “SEC”) covering the resale of the Shares, the Conversion Shares and all shares of common stock issuable upon exercise of the Warrants, the Note Warrants and the Exchange Warrants (collectively, the “Registrable Securities”) upon demand of the holders of a majority of the Registrable Securities (a “Demand Registration”). Such holders have the right to two Demand Registrations, subject to certain exceptions. In the event the holders exercise their right to a Demand Registration, the Company has agreed to file a Registration Statement to register the resale of the Registrable Securities within a certain number of days after the request and to use commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable after the filing thereof. The Company also agreed to use its commercially reasonable efforts to keep the Registration Statements effective for a specified period.

The net proceeds to the Company from the October 2009 Financing, after deducting for expenses, were approximately $1.6 million. The Company intends to use the net proceeds from the Financing to finance animal efficacy studies in Acute Radiation Syndrome, the development of AEOL 10150 and ongoing operations of the Company.

Affiliates of Xmark Opportunity Partners, LLC are the sole investors in the Financing and, together with the Company, are the sole participants in the Conversion. Together with its affiliates, Xmark Opportunity Partners, LLC beneficially owned approximately 71% of the Company’s outstanding common stock prior to the Financing and the Conversion. Xmark Opportunity Partners, LLC is the sole manager of Goodnow Capital, L.L.C. and possesses sole power to vote and direct the disposition of all securities of the Company held by Goodnow. Goodnow has the right to designate up to two directors for election to the Company’s Board of Directors pursuant to the terms of a purchase agreement between Goodnow and the Company. David C. Cavalier, a current director of the Company, is President of Goodnow.

On October 1, 2009, the Company adopted EITF 07-5 and applied its provisions to outstanding instruments as of that date. The fair value of the warrants affected by EITF 07-05 at the dates of issuance totaling $8,282,000 was initially recorded as a component of additional paid-in capital. Upon adoption of EITF 07-5, in the first quarter of 2010, the Company recorded a decrease to the opening balance of additional-paid-in capital of $8,142,000 and recorded a decrease to accumulated deficit totaling $4,353,000, representing the decrease in the fair value of the warrants from the date of issuance to October 1, 2009. The fair value of the warrants at October 1, 2009 of $3,789,000 will be included as a current liability in the balance sheet as of that date. Any future increase or decrease in fair value of the warrants will be included as a component of other income in the accompanying statement of operations for the respective period. As of October 31, 2009, the liability for warrants increased to $17,272,000 resulting in an additional charge to the statement of operations of $6,250,000. As of November 30, 2009, the liability for warrants decreased to $15,389,000 resulting in a gain in the statement of operations of $1,882,000.

On December 24, 2009, the Company entered into an amendment (the “Amendment”) to the Securities Purchase and Exchange Agreement dated October 6, 2009 (the “Agreement”)  pursuant to which the Company agreed to lower the conversion price of the Company’s Senior Convertible Notes issued in 2008 (the “Notes”) from $0.35 per share to $0.28 per share and as a result, issued to the investors in the Company’s October 2009 financing (the “Financing”) an additional 714,286 shares of the Company’s Common Stock upon conversion of the Notes (the “Issuance”). The Agreement was executed to resolve a misunderstanding regarding one of the Financing terms between the Company and the investors in the Financing. The Company will not receive any proceeds from the Issuance.

We have evaluated subsequent events through the issuance of the financial statements, which occurred on December 28, 2009.

24,767,039 Shares

Aeolus Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

, 2010

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The estimated expenses to be borne by us in connection with the offering are as follows:

SEC registration fee	$1,499.34
Legal fees and expenses	160,000.00
Accounting fees and expenses	25,000.00
Miscellaneous fees and expenses	3,000.00
Total	$189,499.34

The registrant will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware, as amended, generally provides that a director or officer of a corporation (i) shall be indemnified by the corporation for all expenses of such legal proceedings when he or she is successful on the merits, (ii) may be indemnified by the corporation for the expenses, judgments, fines and amounts paid in settlement of such proceedings (other than a derivative suit), even if he or she is not successful on the merits, if he or she acts in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful, and (iii) may be indemnified by the corporation for the expenses of a derivative suit (a suit by a stockholder alleging a breach by a director or officer of a duty owed to the corporation), even if he or she is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made under clause (iii) above, however, if the director or officer is adjudged liable for negligence or misconduct in the performance of his or her duties to the corporation, unless a corporation determines that, despite such adjudication, but in view of all the circumstances, he or she is entitled to indemnification. The indemnification described in clauses (ii) and (iii) above may be made upon a determination that indemnification is proper because the applicable standard of conduct has been met. Such a determination may be made by a majority of a quorum of disinterested directors, independent legal counsel, the stockholders or a court of competent jurisdiction.

The registrant’s certificate of incorporation and Bylaws provide in substance that, to the fullest extent permitted by Delaware law as it now exists or as amended, each director and officer shall be indemnified against reasonable costs and expenses, including attorneys’ fees and any liabilities which he or she may incur in connection with any action to which he or she may be made a party by reason or his or her being or having been a director or officer of the registrant or any of its affiliated enterprises. The indemnification provided by the registrant’s Bylaws is not deemed exclusive of or intended in any way to limit any other rights to which any person seeking indemnification may be entitled.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware.

The registrant maintains liability insurance insuring the registrant’s officers and directors against liabilities that they may incur in such capacities.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold by the registrant since September 17, 2007:

(1)           On August 1, 2008, the registrant entered into a Securities Purchase Agreement (the “2008 Purchase Agreement”) with three accredited institutional investors  (the “2008 Investors”) pursuant to which the registrant agreed to sell to the 2008 Investors units comprised of senior unsecured convertible notes of the registrant (the “2008 Notes”), in an aggregate principal amount of up to $5,000,000, which bear interest at a rate of 7% per year and mature on the 30-month anniversary of their date of issuance, and warrants to purchase up to an aggregate of 10,000,000 additional shares of Common Stock, each with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the warrants (the “2008 Warrants”). Each unit (collectively, the “2008 Units”) is comprised of $1,000 in 2008 Note principal and 2008 Warrants to purchase up to 2,000 shares of the registrant’s common stock, par value $0.01 per share (“Common Stock”), and has a purchase price of $1,000.

On August 1, 2008, the registrant sold and issued to the 2008 Investors 500 2008 Units comprised of 2008 Notes in the aggregate principal amount of $500,000 and 2008 Warrants to purchase up to 1,000,000 shares of Common Stock for an aggregate purchase price of $500,000 (the “2008 Financing”).

The 2008 Investors agreed to and completed the purchase of an additional 125 2008 Units on each of September 4, 2008, October 1, 2008, November 3, 2008 and December 1, 2008 (collectively, the “2008 Subsequent Financings”), in each case for an aggregate purchase price of $125,000.  The 2008 Subsequent Financings occurred in accordance with the terms of the 2008 Purchase Agreement. The 2008 Notes issued in the 2008Financing and the 2008 Subsequent Financings had an initial conversion price of $0.35 per share, subject to adjustment pursuant to the 2008 Notes.  In addition, the 2008 Investors were granted the option to purchase up to an additional 4,000 2008 Units, in one or more closings (each, a “2008 Election Closing”), and at their sole option at any time on or before February 1, 2010.  Any additional Units sold at a 2008 Election Closing would also be sold by the registrant at a purchase price of $1,000 per 2008 Unit, except that the initial conversion price of the 2008 Notes issued in a 2008 Election Closing would equal the volume weighted average closing sale price for the Common Stock for the sixty consecutive trading day period ending on the trading day immediately preceding such 2008 Election Closing, provided that such initial conversion price could not be less than $0.20 per share or greater than $0.75 per share, in each case subject to adjustment pursuant to the 2008 Note.

The 2008 Notes were convertible, at the 2008 Investors’ sole election, into shares of Common Stock at any time and from time to time.  The conversion price of the 2008 Notes (including the $0.20 floor and $0.75 ceiling price with respect to 2008 Notes issued at 2008 Election Closings) and the exercise price of the 2008 Warrants were subject to adjustment in the event of a stock dividend or split, reorganization, recapitalization or similar event.  Additionally, the conversion price of the 2008 Notes and the exercise price of the 2008 Warrants could be reduced in the event the registrant issued securities at a price per share lower than the then current conversion price of the 2008 Notes.  The 2008 Notes were due and payable in cash at the aggregate principal value plus accrued interest 30 months from the date of issuance if not converted earlier by the 2008 Investors.

Interest on the 2008 Notes accrued at the rate of 7.0% per annum from the date of issuance, and was payable semi-annually, on January 31 and July 31 of each year.  Interest was payable, at the registrant’s sole election, in cash or shares of Common Stock, to holders of 2008 Notes on the record date for such interest payments, with the record dates being each January 15 and July 15 immediately preceding an interest payment date.

The 2008 Warrants are exercisable for a five year period from the date of issuance and contain a “cashless exercise” feature that allows the Investors to exercise the Warrants without a cash payment to the registrant under certain circumstances.

These securities were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder.  The agreements executed in connection with the 2008 Financing contain representations to support the registrant’s reasonable belief that each 2008 Investor had access to information concerning the registrant’s operations and financial condition, each 2008 Investor acquired the securities for its own account and not with a view to the distribution thereof in the absence of an effective registration statement or an applicable exemption from registration, and that each 2008 Investor is sophisticated within the meaning of Section 4(2) of the Securities Act and an “accredited investor” (as defined by Rule 501 under the Securities Act). In addition, the issuances did not involve any public offering; the registrant made no solicitation in connection with the 2008 Financing other than communications with the 2008 Investors; the registrant obtained representations from each 2008 Investor regarding its investment intent, experience and sophistication; and each 2008 Investor either received or had access to adequate information about the registrant in order to make informed investment decisions.  At the time of their issuance, the securities were deemed to be restricted securities for purposes of the Securities Act, and the certificates representing the securities bear legends to that effect.

(2)           On January 31, 2009, the registrant issued to two accredited investors an aggregate of 79,838 shares of Common Stock for payment of interest in accordance with the terms of the 2008 Notes.  This transaction was exempt from registration under Section 4(2) of the Securities Act.

(3)           On March 30, 2009, the registrant sold and issued to two accredited investors an aggregate of 5,357,143 units, comprised of an aggregate of 5,357,143 shares of Common Stock and warrants to purchase up to an aggregate of 13,392,857 additional shares of Common Stock, with an initial exercise price of $0.35 per share, subject to adjustment to the warrant agreement, with each unit representing one share of Common Stock and a warrant to purchase two-and-one-half shares of Common Stock, at a purchase price of $0.28 per unit for aggregate gross proceeds of $1,500,000.  This transaction was exempt from registration under Section 4(2) of the Securities Act.

(4)           On July 31, 2009, the registrant issued to two accredited investors an aggregate of 95,537 shares of Common Stock for payment of interest in accordance with the terms of the 2008 Notes.  This transaction was exempt from registration under Section 4(2) of the Securities Act.

(5)           On October 6, 2009, the registrant entered into a Securities Purchase and Exchange Agreement (the “October Purchase Agreement”) with several accredited institutional investors  (the “October Investors”) pursuant to which the registrant sold and issued to the October Investors in a private placement an aggregate of 5,892,857 units (the “October Units”), comprised of an aggregate of 5,892,857 shares of Common Stock  and warrants to purchase up to an aggregate of 11,785,714 additional shares of Common Stock (the “October Warrants”), with an initial exercise price of $0.28 per share, subject to adjustment pursuant to the October Warrants, with each October Unit representing one share of Common Stock and an October Warrant to purchase two shares of Common Stock, at a purchase price of $0.28 per October Unit for aggregate gross proceeds of $1,650,000.  The October Warrants are exercisable for a seven year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the October Warrants without a cash payment to the registrant under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on Common Stock without exercising the October Warrant and contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the registrant or upon a change of control and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.  This transaction was exempt from registration under Section 4(2) of the Securities Act.  On December 24, 2009, the registrant entered into an amendment to the October Purchase Agreement (the “December Amendment”), pursuant to which the registrant agreed to lower the conversion price of the 2008 Notes from $0.35 per share to $0.28 per share and as a result, issued to the October Investors an additional 714,286 shares of Common Stock.  The December Amendment was executed to resolve a misunderstanding regarding one of the financing terms between the registrant and the October Investors.  The registrant did not receive any proceeds from the issuance of the additional 714,286 shares of Common Stock. This transaction was exempt from registration under Section 4(2) of the Securities Act.

(6)           On October 6, 2009, the registrant issued to two accredited investors an aggregate of 36,993 shares of Common Stock for payment of interest in accordance with the terms of the 2008 Notes.  This transaction was exempt from registration under Section 4(2) of the Securities Act.

(7)           Pursuant to the October Purchase Agreement, as amended by the December Amendment, the October Investors granted to the registrant the option (“Put Option”) to require the October Investors, severally and not jointly, to acquire up to 5,892,857 units, comprised of an aggregate of 5,892,857 shares of the Common Stock of the registrant and warrants to purchase up to an aggregate of 11,785,714 additional shares of Common Stock (the “Additional Warrants”), with an initial exercise price of $0.28 per share, subject to adjustment as provided in the Additional Warrants.  On July 25, 2010, the registrant gave written notice to the October Investors that it was exercising the Put Option in full, effective July 30, 2010.  In accordance with the terms of the Put Option, on July 30, 2010, the registrant sold and issued to the October Investors in a private placement an aggregate of 5,892,857 shares of Common Stock and 11,785,714 Additional Warrants. This transaction was exempt from registration under Section 4(2) of the Securities Act.

(8)           On August 11, 2010, the registrant entered into a Securities Purchase Agreement (the “August 2010 Purchase Agreement”) with two accredited institutional investors  (the “August 2010 Investors”) pursuant to which the registrant sold and issued to the August 2010 Investors in a private placement an aggregate of 2,500,000 units (the “August 2010 Units”), comprised of an aggregate of 2,500,000 shares of Common Stock and warrants to purchase up to an aggregate of 1,875,000 additional shares of Common Stock (the “August 2010 Warrants”), with an initial exercise price of $0.50 per share, subject to adjustment pursuant to the August 2010 Warrants, with each August 2010 Unit representing one share of Common Stock and an August 2010 Warrant to purchase 0.75 of one share of Common Stock, at a purchase price of $0.40 per August 2010 Unit for aggregate gross proceeds of $1,000,000.  The August 2010 Warrants are exercisable for a seven-year period from their date of issuance; contain a “cashless exercise” feature that allows the holder to exercise the August 2010 Warrants without a cash payment to the registrant under certain circumstances; contain a dividend participation right which allows the holder to receive any cash dividends paid on Common Stock without exercising the August 2010 Warrant; contain a provision that provides for the reduction of the exercise price to $0.01 in the event of any such payment of cash dividends by the registrant or upon a change of control; and contain anti-dilution provisions in the event of a stock dividend or split, dividend payment or other issuance, reorganization, recapitalization or similar event.  This transaction was exempt from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

		Incorporated by Reference To
Exhibit Number	Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith

2.1	Agreement and Plan of Merger and Reorganization dated September 16, 2003 between Incara, Inc. and Incara Pharmaceuticals Corporation	S-4	09/19/03	2.1
3.1	Certificate of Incorporation, as amended	10-Q	06/30/04	3.1
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	3/27/06	3.1
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	10/27/06	3.1
3.4	Bylaws, as amended	8-K	10/25/05	3.1
3.5	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated November 18, 2005	8-K	11/23/05	3.1
4.1	Form of Common Stock Certificate	10-Q	06/30/04	4.1
4.2	Form of Series B Preferred Stock Certificate	S-4	09/19/03	4.8
4.3	Form of Warrant to Purchase Common Stock dated November 21, 2005	8-K	11/23/05	10.2
4.4	Registration Rights Agreement dated November 21, 2005 by and among the Company and each of the Purchasers whose names appear on the Schedule attached thereto.	8-K	11/23/05	4.1
4.5	Form of Warrant to Purchase Common Stock dated June 5, 2006.	8-K	6/5/06	10.3

4.6	Warrant to Purchase Common Stock dated June 5, 2006 issued to Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.4
4.7	Registration Rights Agreement dated May 22, 2007 by and among the Company and each of the Purchasers whose names appear on the Schedule attached thereto.	8-K	5/22/07	4.1
4.8	Registration Rights Agreement dated October 6, 2009 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	10/6/09	4.1
4.9	Form of Warrant to Purchase Common Stock dated May 22, 2007.	8-K	5/22/07	10.2
4.10	Form of Warrant to Purchase Common Stock	8-K	10/6/09	10.2
4.11	Registration Rights Agreement dated August 11, 2010 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	8/12/10	4.1
4.12	Form of Warrant to Purchase Common Stock	8-K	8/12/10	10.2
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP	S-1	6/30/06	5.1
10.1*	License Agreement between Duke University and Aeolus Pharmaceuticals, Inc., dated July 21, 1995	S-1	12/08/95	10.4
10.2	Amended and Restated Limited Liability Company Agreement of CPEC LLC dated July 15, 1999, among CPEC LLC, Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.42
10.3	Assignment, Assumption and License Agreement dated July 15, 1999, between CPEC LLC and Intercardia, Inc.	8-K	07/23/99	10.43
10.4*	License Agreement dated January 19, 2001 between Incara Pharmaceuticals Corporation and Incara Development, Ltd.	10-Q	12/31/00	10.59
10.5*	License Agreement dated January 19, 2001 between Elan Corporation, plc, Elan Pharma International Ltd. and Incara Development, Ltd.	10-Q	12/31/00	10.60
10.6	Registration Rights Agreement dated December 21, 2000 among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Ltd.	10-Q	12/31/00	10.62
10.7	Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.64
10.8	Second Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.65

10.9	Third Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	06/01/01	10.66
10.10	Agreement and Fourth Amendment, effective February 13, 2002, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd., Elan Pharma International Limited and Elan Pharmaceutical Investments III, Ltd.	10-Q	12/31/01	10.75
10.11*	License Agreement dated June 25, 1998 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.82
10.12*	License Agreement dated May 7, 2002 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.83
10.13*	License Agreement dated November 17, 2000 between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc.	10-Q	12/31/00	10.56
10.14*	Securities Purchase Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Aeolus Pharmaceuticals, Inc., Elan Pharma International Limited and Elan International Services, Ltd.	8-K	07/03/02	10.84
10.15*	Development and Option Agreement dated May 15, 2002, among Elan Pharma International Limited, Incara Pharmaceuticals Corporation and Aeolus Pharmaceuticals, Inc.	8-K	07/03/02	10.85
10.16	Amended and Restated Registration Rights Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	07/03/02	10.86
10.17	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated July 21, 1995)	8-K	07/03/02	10.87
10.18	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated June 25, 1998)	8-K	07/03/02	10.88
10.19	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and National Jewish Medical and Research Center (amending License Agreement dated November 17, 2000)	8-K	07/03/02	10.89
10.20	Convertible Secured Promissory Note dated July 28, 2003 issued by Incara, Inc. to Goodnow Capital, Inc.	10-Q	06/30/03	10.97

10.21	Guaranty dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.98
10.22	Security Agreement dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.90
10.23	Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.100
10.24	Registration Rights Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.101
10.25	Amendment No. 1 to Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	8-K	04/21/04	10.104
10.26	Letter dated May 17, 2004 from Elan International Services, Limited and Elan Pharma International Limited to Incara Pharmaceuticals Corporation	10-Q	06/30/04	10.106
10.27+	Aeolus Pharmaceuticals, Inc. 1994 Stock Option Plan, as amended	10-Q	06/30/04	10.109
10.28+	Aeolus Pharmaceuticals, Inc. Amended and Restated 2004 Stock Incentive Plan	DEF 14C	3/31/08	Ex. B
10.29+	Amended and Restated Employment Agreement dated July 30, 2010 between Aeolus Pharmaceuticals, Inc. and John L. McManus	8-K	8/2/10	10.4
10.30+	Letter Agreement dated July 10, 2006 between Aeolus Pharmaceuticals, Inc. and McManus & Company, Inc.	8-K	7/10/06	10.2
10.31+	Form of Indemnity Agreement	8-K	2/18/05	10.118
10.32	Terms of Outside Director Compensation	10-K	12/17/04	10.114
10.33+	Form of Incentive Stock Option Agreement	10-Q	2/8/05	10.115
10.34+	Form of Nonqualified Stock Option Agreement	10-Q	2/8/05	10.116
10.35	Purchase Agreement dated November 21, 2005 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	11/23/05	10.1
10.36	Subscription Agreement dated June 5, 2006 by and between the Company and the investors whose names appear on the signature pages thereof.	8-K	6/5/06	10.1
10.37	Board Observer Letter dated June 5, 2006 by and among the Company and Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.6
10.38	Securities Purchase Agreement dated May 22, 2007 by and among the Company and the investors whose names appear on the signature pages thereof.	8-K	5/22/07	10.1

10.39	Convertible Promissory Note dated February 7, 2007 issued by Aeolus Pharmaceuticals, Inc. to Elan Pharma International Ltd.	S-1	6/4/07	10.43
10.40	Amendment No. 1 To Convertible Promissory Note dated February 7, 2009 by and between Aeolus Pharmaceuticals, Inc. and Elan Pharma International Limited	8-K	3/16/09	10.1
10.41+	Form of Restricted Share Award Agreement	S-8 POS	3/31/08	99.2
10.42	Securities Purchase and Exchange Agreement dated October 6, 2009 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	10/6/09	10.1
10.43	Amendment Agreement to the Securities Purchase and Exchange Agreement dated December 24, 2009 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	12/28/09	10.1
10.44	Securities Purchase Agreement dated August 11, 2010 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	8/12/10	10.1
14.1	Aeolus Pharmaceuticals, Inc. Code of Ethics for Chief Executive Officer and Senior Financial Officers, as amended on December 13, 2004	8-K	12/14/04	10.113
21.1	List of Subsidiaries	10-K	12/28/09	21.1
23.1	Consent of Haskell & White LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)	S-1	6/30/06	5.1

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act of 1933”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mission Viejo, State of California, on September 28, 2010.

AEOLUS PHARMACEUTICALS, INC.

By:	/s/ John L. McManus
John L. McManus
President and Chief Executive Officer

POWER OF ATTORNEY

Know All Persons by These Presents, that each person whose signature appears below constitutes and appoints John L. McManus, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ John L. McManus	President and Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary (Principal Executive Officer, Principal Financial and Accounting Officer)	September 28, 2010

/s/ David C. Cavalier	Chairman of the Board of Directors	September 24, 2010
David C. Cavalier

/s/ John M. Farah	Director	September 24, 2010
John M. Farah, Jr., Ph.D.

/s/ Joseph J. Krivulka	Director	September 28, 2010
Joseph J. Krivulka

/s/ Amit Kumar	Director	September 28, 2010
Amit Kumar, Ph.D.

/s/ Michael E. Lewis	Director	September 24, 2010
Michael E. Lewis, Ph.D.

/s/ Chris A. Rallis	Director	September 28, 2010
Chris A. Rallis

/s/ Peter D. Suzdak	Director	September 28, 2010
Peter D. Suzdak, Ph.D.

EXHIBIT INDEX

The following exhibits are filed as part of, or incorporated by reference into this Registration Statement:

		Incorporated by Reference To
Exhibit Number	Description of Document	Registrant’s Form	Dated	Exhibit Number	Filed Herewith

2.1	Agreement and Plan of Merger and Reorganization dated September 16, 2003 between Incara, Inc. and Incara Pharmaceuticals Corporation	S-4	09/19/03	2.1
3.1	Certificate of Incorporation, as amended	10-Q	06/30/04	3.1
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	3/27/06	3.1
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation	8-K	10/27/06	3.1
3.4	Bylaws, as amended	8-K	10/25/05	3.1
3.5	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company dated November 18, 2005	8-K	11/23/05	3.1
4.1	Form of Common Stock Certificate	10-Q	06/30/04	4.1
4.2	Form of Series B Preferred Stock Certificate	S-4	09/19/03	4.8
4.3	Form of Warrant to Purchase Common Stock dated November 21, 2005	8-K	11/23/05	10.2
4.4	Registration Rights Agreement dated November 21, 2005 by and among the Company and each of the Purchasers whose names appear on the Schedule attached thereto.	8-K	11/23/05	4.1
4.5	Form of Warrant to Purchase Common Stock dated June 5, 2006.	8-K	6/5/06	10.3
4.6	Warrant to Purchase Common Stock dated June 5, 2006 issued to Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.4
4.7	Registration Rights Agreement dated May 22, 2007 by and among the Company and each of the Purchasers whose names appear on the Schedule attached thereto.	8-K	5/22/07	4.1
4.8	Registration Rights Agreement dated October 6, 2009 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	10/6/09	4.1
4.9	Form of Warrant to Purchase Common Stock dated May 22, 2007.	8-K	5/22/07	10.2
4.10	Form of Warrant to Purchase Common Stock	8-K	10/6/09	10.2
4.11	Registration Rights Agreement dated August 11, 2010 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	8/12/10	4.1
4.12	Form of Warrant to Purchase Common Stock	8-K	8/12/10	10.2
5.1	Opinion of Paul, Hastings, Janofsky & Walker LLP	S-1	6/30/06	5.1

10.1*	License Agreement between Duke University and Aeolus Pharmaceuticals, Inc., dated July 21, 1995	S-1	12/08/95	10.4
10.2	Amended and Restated Limited Liability Company Agreement of CPEC LLC dated July 15, 1999, among CPEC LLC, Intercardia, Inc. and Interneuron Pharmaceuticals, Inc.	8-K	07/23/99	10.42
10.3	Assignment, Assumption and License Agreement dated July 15, 1999, between CPEC LLC and Intercardia, Inc.	8-K	07/23/99	10.43
10.4*	License Agreement dated January 19, 2001 between Incara Pharmaceuticals Corporation and Incara Development, Ltd.	10-Q	12/31/00	10.59
10.5*	License Agreement dated January 19, 2001 between Elan Corporation, plc, Elan Pharma International Ltd. and Incara Development, Ltd.	10-Q	12/31/00	10.60
10.6	Registration Rights Agreement dated December 21, 2000 among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Ltd.	10-Q	12/31/00	10.62
10.7	Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.64
10.8	Second Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	10-Q	03/31/01	10.65
10.9	Third Agreement and Amendment, effective as of January 22, 2001, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	06/01/01	10.66
10.10	Agreement and Fourth Amendment, effective February 13, 2002, by and among Incara Pharmaceuticals Corporation, Elan International Services, Ltd., Elan Pharma International Limited and Elan Pharmaceutical Investments III, Ltd.	10-Q	12/31/01	10.75
10.11*	License Agreement dated June 25, 1998 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.82
10.12*	License Agreement dated May 7, 2002 between Duke University and Aeolus Pharmaceuticals, Inc.	10-Q	03/31/02	10.83
10.13*	License Agreement dated November 17, 2000 between National Jewish Medical and Research Center and Aeolus Pharmaceuticals, Inc.	10-Q	12/31/00	10.56

10.14*	Securities Purchase Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Aeolus Pharmaceuticals, Inc., Elan Pharma International Limited and Elan International Services, Ltd.	8-K	07/03/02	10.84
10.15*	Development and Option Agreement dated May 15, 2002, among Elan Pharma International Limited, Incara Pharmaceuticals Corporation and Aeolus Pharmaceuticals, Inc.	8-K	07/03/02	10.85
10.16	Amended and Restated Registration Rights Agreement dated as of May 15, 2002, among Incara Pharmaceuticals Corporation, Elan International Services, Ltd. and Elan Pharma International Limited	8-K	07/03/02	10.86
10.17	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated July 21, 1995)	8-K	07/03/02	10.87
10.18	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and Duke University (amending License Agreement dated June 25, 1998)	8-K	07/03/02	10.88
10.19	Amendment No. 1 to License Agreement dated May 14, 2002, between Aeolus Pharmaceuticals, Inc. and National Jewish Medical and Research Center (amending License Agreement dated November 17, 2000)	8-K	07/03/02	10.89
10.20	Convertible Secured Promissory Note dated July 28, 2003 issued by Incara, Inc. to Goodnow Capital, Inc.	10-Q	06/30/03	10.97
10.21	Guaranty dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.98
10.22	Security Agreement dated July 28, 2003 issued by Incara Pharmaceuticals Incorporation to Goodnow Capital, Inc.	10-Q	06/30/03	10.90
10.23	Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.100
10.24	Registration Rights Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	S-4	09/19/03	10.101
10.25	Amendment No. 1 to Debenture and Warrant Purchase Agreement dated September 16, 2003 among Incara Pharmaceuticals Corporation, Incara, Inc. and Goodnow Capital, L.L.C.	8-K	04/21/04	10.104
10.26	Letter dated May 17, 2004 from Elan International Services, Limited and Elan Pharma International Limited to Incara Pharmaceuticals Corporation	10-Q	06/30/04	10.106

10.27+	Aeolus Pharmaceuticals, Inc. 1994 Stock Option Plan, as amended	10-Q	06/30/04	10.109
10.28+	Aeolus Pharmaceuticals, Inc. Amended and Restated 2004 Stock Incentive Plan	DEF 14C	3/31/08	Ex. B
10.29+	Amended and Restated Employment Agreement dated July 30, 2010 between Aeolus Pharmaceuticals, Inc. and John L. McManus	8-K	8/2/10	10.4
10.30+	Letter Agreement dated July 10, 2006 between Aeolus Pharmaceuticals, Inc. and McManus & Company, Inc.	8-K	7/10/06	10.2
10.31+	Form of Indemnity Agreement	8-K	2/18/05	10.118
10.32	Terms of Outside Director Compensation	10-K	12/17/04	10.114
10.33+	Form of Incentive Stock Option Agreement	10-Q	2/8/05	10.115
10.34+	Form of Nonqualified Stock Option Agreement	10-Q	2/8/05	10.116
10.35	Purchase Agreement dated November 21, 2005 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	11/23/05	10.1
10.36	Subscription Agreement dated June 5, 2006 by and between the Company and the investors whose names appear on the signature pages thereof.	8-K	6/5/06	10.1
10.37	Board Observer Letter dated June 5, 2006 by and among the Company and Efficacy Biotech Master Fund Ltd.	8-K	6/5/06	10.6
10.38	Securities Purchase Agreement dated May 22, 2007 by and among the Company and the investors whose names appear on the signature pages thereof.	8-K	5/22/07	10.1
10.39	Convertible Promissory Note dated February 7, 2007 issued by Aeolus Pharmaceuticals, Inc. to Elan Pharma International Ltd.	S-1	6/4/07	10.43
10.40	Amendment No. 1 To Convertible Promissory Note dated February 7, 2009 by and between Aeolus Pharmaceuticals, Inc. and Elan Pharma International Limited	8-K	3/16/09	10.1
10.41+	Form of Restricted Share Award Agreement	S-8 POS	3/31/08	99.2
10.42	Securities Purchase and Exchange Agreement dated October 6, 2009 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	10/6/09	10.1
10.43	Amendment Agreement to the Securities Purchase and Exchange Agreement dated December 24, 2009 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	12/28/09	10.1
10.44	Securities Purchase Agreement dated August 11, 2010 by and among the Company and the investors whose names appear on the signature pages thereof	8-K	8/12/10	10.1

14.1	Aeolus Pharmaceuticals, Inc. Code of Ethics for Chief Executive Officer and Senior Financial Officers, as amended on December 13, 2004	8-K	12/14/04	10.113
21.1	List of Subsidiaries	10-K	12/28/09	21.1
23.1	Consent of Haskell & White LLP, Independent Registered Public Accounting Firm				X
23.2	Consent of Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 5.1)	S-1	6/30/06	5.1